Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ALLY FINANCIAL INC.,

a Delaware corporation

CARDHOLDER MANAGEMENT SERVICES, INC.,

a New York corporation

WILDCAT MERGER SUB I LLC,

a Delaware limited liability company

WILDCAT MERGER SUB II LLC,

a Delaware limited liability company

THE STOCKHOLDERS OF THE COMPANY PARTY HERETO

and

FORTIS ADVISORS LLC,

in its capacity as the Stockholders’ Representative

Dated as of February 18, 2020

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

		Page
Section 7.23	Representation and Warranty Insurance	62
Section 7.24	Extended Reporting Period	62
Section 7.25	Release of Security Interests in Trademarks	62

ARTICLE VIII

EMPLOYEE MATTERS

Section 8.01	Employment of Company Employees	62
Section 8.02	Service Credit	63
Section 8.03	Company 401(k) Plan	63
Section 8.04	Medical Flexible Spending Account Plan	64
Section 8.05	Section 280G	64
Section 8.06	Employee Communications	65
Section 8.07	Other	65
Section 8.08	No Third-Party Beneficiaries	65

ARTICLE IX

TAX MATTERS

Section 9.01	Post-Closing Tax Covenants; Certain Tax Returns	65
Section 9.02	Transfer Taxes	65
Section 9.03	Tax Treatment	66

ARTICLE X

CONDITIONS TO CLOSING

Section 10.01	Conditions to Obligations of Each Party	66
Section 10.02	Conditions to Obligations of the Company	67
Section 10.03	Conditions to Obligations of Parent, Merger Sub I and Merger Sub II	67
Section 10.04	Frustration of Closing Conditions	68

ARTICLE XI

TERMINATION

Section 11.01	Termination	68
Section 11.02	Notice of Termination	70
Section 11.03	Effect of Termination	70

ARTICLE XII

INDEMNIFICATION

Section 12.01	Survival	70

-iv-

(continued)

-v-

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of February 18, 2020 (the “Execution Date”), is by and among: (i) Ally Financial Inc., a Delaware corporation (“Parent”); (ii) Wildcat Merger Sub I LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub I”); (iii) Wildcat Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub II”); (iv) Cardholder Management Services, Inc., a New York corporation (the “Company”); (v) Donald M. Berman (the “Founder”), in his individual capacity and as grantor of the Donald M. Berman Children’s Trust F/B/O Matthew E. Berman, U/A dated May, 1994 between Donald M. Berman as Grantor and Richard Berman as Trustee (the “Son’s Trust”) and the Donald M. Berman Children’s Trust F/B/O Erica L. Berman, U/A dated May, 1994 between Donald M. Berman as Grantor and Richard Berman as Trustee (the “Daughter’s Trust”), and Richard Berman, in his capacity as Trustee of the Son’s Trust and the Daughter’s Trust; (vi) B2 FIE VIII LLC (“PE Stockholder 1”); (vii) PCP CW Aggregator Holdings, L.P. (“PE Stockholder 2”); and (viii) Reverence Card Co-Invest, L.P. (“PE Stockholder 3”) (together with the Founder, the Son’s Trust, the Daughter’s Trust, PE Stockholder 1 and PE Stockholder 2, each a “Key Stockholder” and collectively, the “Key Stockholders” and, together with Parent, Merger Sub I, Merger Sub II and the Company, the “Parties” and each, a “Party”); and (ix) Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Stockholders (the “Stockholders’ Representative”). The Stockholders’ Representative, the Company and the Key Stockholders shall be collectively referred to herein as the “Company Parties” and each, individually, as a “Company Party.”

RECITALS

A. The Key Stockholders own all of the issued and outstanding Company Common Stock as of the Execution Date.

B. The respective boards of directors of Parent and the Company have determined that it is in the best interests of their respective companies and their respective stockholders to consummate the Transactions and, therefore, have unanimously approved this Agreement, the Merger, the Subsequent Merger and the other Transactions.

C. The sole member of each of Merger Sub I and Merger Sub II has approved this Agreement, the Merger, the Subsequent Merger and the other Transactions.

D. Pursuant to Section 7.21, the Key Stockholders have unanimously approved this Agreement, the Merger, the Subsequent Merger and the other Transactions.

E. Pursuant to this Agreement, Merger Sub I will, subject to the terms and conditions set forth herein, merge with and into the Company (the “Merger”), with the Company continuing as the surviving company (hereinafter sometimes referred to in such capacity as the “Initial Surviving Company”) in the Merger.

F. Immediately following the Merger and as part of a single integrated transaction, pursuant to this Agreement, the Initial Surviving Company will, subject to the terms and conditions set forth herein, merge with and into Merger Sub II (the “Subsequent Merger”), with Merger Sub II continuing as the surviving company (hereinafter sometimes referred to in such capacity as the “Surviving Company”) in the Subsequent Merger.

G. Immediately following the Subsequent Effective Time, or as promptly as practicable thereafter, upon the terms and subject to the conditions set forth in this Agreement and the Bank Merger Agreement, Merrick Bank Corporation (the “Company Bank”) will merge with and into Ally Bank (“Parent Bank”), with Parent Bank as the surviving entity (the “Bank Merger”).

H. The Founder and the Key Employee have entered into offer letter agreements that will become effective upon consummation of the Closing (the “Executive Offer Letters”).

I. The Persons listed on Section 3.04(b)(i) of the Company Disclosure Letter ( other than the Key Employee) have entered into agreements with Parent consenting to the treatment of their respective Company SARs pursuant to Section 3.04(b).

J. Pursuant to the Merger (and on the terms and subject to the conditions set forth in this Agreement), among other things, each issued and outstanding share of Company Common Stock and all other rights to receive Company Common Stock (other than Company SARs, which shall be treated as set forth in Section 3.04) shall be cancelled and, to the extent set forth in this Agreement, converted into the right to receive the Per Share Merger Consideration.

K. For United States federal income tax purposes, it is intended that (i) the Merger and the Subsequent Merger, taken together, qualify as a “reorganization” under the provisions of Section 368(a) of the Code, (ii) this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), and (iii) Parent and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

L. The Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein have the meanings specified in Exhibit A.

ARTICLE II

THE MERGERS

Section 2.01 The Mergers.

(a) The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the New York Business Corporation Law (the “NYBCL”), at the Effective Time, Merger Sub I shall merge with and into the Company. The Company shall be the surviving company in the Merger, and shall continue its existence under the Laws of the State of New York. Upon consummation of the Merger, the separate existence of Merger Sub I shall terminate.

(b) The Subsequent Merger. Subject to the terms and conditions of this Agreement, in accordance with the DLLCA and the NYBCL, immediately following the Merger and as part of a single integrated transaction, the Initial Surviving Company shall merge with and into Merger Sub II. Merger Sub II shall be the surviving company in the Subsequent Merger, and shall continue its existence under the Laws of the State of Delaware. Upon consummation of the Subsequent Merger, the separate existence of the Initial Surviving Company shall terminate.

Section 2.02 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at the earlier of (1) the first Business Day of the calendar month following the calendar month in which all of the conditions set forth in ARTICLE X have been satisfied or waived at least three (3) Business Days before the end of such month (other than those conditions which, by their terms, are intended to be satisfied at the Closing), and if all such conditions are satisfied or waived within the last three (3) Business Days of a calendar month, then on the first Business Day of the second succeeding calendar month; or (2) such other date as Parent and the Company may mutually agree in writing after all of such conditions have been satisfied or waived; provided, that if the Founder has exercised his right to terminate this Agreement pursuant to Section 11.01(g) and, in accordance with the terms thereof, this Agreement is not terminated, the Closing shall not occur until the first Business Day of the calendar month following the calendar month in which the relevant periods set forth in Section 11.01(g) have elapsed or such other date as Parent and the Company mutually agree. Notwithstanding anything in this Section 2.02 to the contrary, in no event shall the Closing occur prior to July 1, 2020, except with the prior written consent of both Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.03 Effective Time.

(a) The Merger. On the Closing Date, concurrently with or as soon as practicable following the Closing, Parent will cause a certificate of merger to be executed, acknowledged and filed with each of the Secretary of State of the State of Delaware (the “First Delaware Certificate of Merger”) and the Secretary of State of the State of New York (the “First New York Certificate of Merger”) as provided in the DLLCA and the NYBCL, respectively, and in accordance with this Section 2.03(a). The Merger shall become effective upon the later filing of the First Delaware Certificate of Merger and the First New York Certificate of Merger or at such later time as may be provided for in such certificates of merger (the “Effective Time”).

(b) The Subsequent Merger. Immediately following the Effective Time, Parent will cause a certificate of merger to be executed, acknowledged and filed with each of the Secretary of State of the State of Delaware (the “Second Delaware Certificate of Merger”) and the Secretary of State of the State of New York (the “Second New York Certificate of Merger”) as provided in the DLLCA and the NYBCL, respectively, and in accordance with this Section 2.03(b). The Subsequent Merger shall become effective upon the later filing of the Second Delaware Certificate of Merger and the Second New York Certificate of Merger or at such later time as may be provided for in such certificates of merger (the “Subsequent Effective Time”).

Section 2.04 Effects of the Mergers. At and after the Effective Time and the Subsequent Effective Time, the Merger and the Subsequent Merger, respectively, shall have the effects set forth in the applicable provisions of the DLLCA, the NYBCL and this Agreement, as applicable.

Section 2.05 Closing Deliverables.

(a) Closing Deliverables of the Company. At or prior to the Closing, the Company shall deliver or cause to be delivered to Parent: (1) an IRS form W-9 of each Stockholder (or, in the case of any Stockholder not treated as a regarded entity for U.S. federal income tax purposes, the regarded owner of such Stockholder); (2) evidence that Contracts identified under Section 7.16 have been terminated in accordance with the terms of Section 7.16 in a form reasonably acceptable to Parent; (3) the certificate described in Section 10.03(a); and (4), for each Person who receives Parent Company Stock pursuant to Section 3.04(b)(i) or Section 3.04(b)(ii), a counterpart signature to the Investor Rights Agreement, duly executed by such Person.

(b) Closing Deliverables of Parent. At or prior to the Closing, Parent shall deliver or cause to be delivered to the Company: (1) a counterpart signature to each of each Escrow and Payments Agreement and the Investor Rights Agreement, duly executed by Parent; (2) the certificate described in Section 10.02(a) and (3) a copy of the resolutions of the Board of Directors of Parent approving and effecting the actions contemplated by the first sentence of Section 2 of the Investor Rights Agreement as of the Effective Time, duly certified by the Corporate Secretary of Parent.

(c) Closing Deliverables of the Stock Electing Key Stockholders. At or prior to the Closing, each Stock Electing Key Stockholder shall deliver or cause to be delivered to Parent a counterpart signature to the Investor Rights Agreement, duly executed by such Stock Electing Key Stockholder.

Section 2.06 Certificate of Incorporation, By-laws and Directors and Officers of the Initial Surviving Company.

(a) Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Initial Surviving Company, until the consummation of the Subsequent Merger.

(b) By-laws. The by-laws of the Company as in effect immediately prior to the Effective Time shall be the by-laws of the Initial Surviving Company, until the consummation of the Subsequent Merger.

(c) Directors and Officers. The parties hereto shall take all actions necessary so that: (i) the directors of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Initial Surviving Company until the consummation of the Subsequent Merger and (ii) the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Initial Surviving Company until the consummation of the Subsequent Merger.

Section 2.07 Governing Documents and Officers of the Surviving Company.

(a) Governing Documents. The certificate of formation and limited liability company agreement of Merger Sub II as in effect immediately prior to the Subsequent Effective Time shall be the certificate of formation and limited liability company agreement of the Surviving Company, until further amended in accordance with the DLLCA; provided that the Second Delaware Certificate of Merger may provide for the amendment of the certificate of formation of Merger Sub II to change the name of Merger Sub II to such name as determined by Parent.

(b) Officers. The parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the Subsequent Effective Time shall, from and after the Subsequent Effective Time, be the officers of the Surviving Company, in each case, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the Surviving Company.

Section 2.08 Bank Merger. Immediately following the Subsequent Effective Time or as promptly as practicable thereafter, upon the terms and subject to the conditions set forth in this Agreement and the Bank Merger Agreement, in a form mutually acceptable to the Company and Parent (the “Bank Merger Agreement”), and in accordance with all applicable Laws, the Company Bank will be merged with and into Parent Bank, with Parent Bank surviving. The Company shall cause the Company Bank, and Parent shall cause Parent Bank, to execute such certificates or statements of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (the “Bank Merger Certificates”) immediately following the Subsequent Effective Time or at such later time as Parent may determine.

ARTICLE III

CONSIDERATION; EFFECT OF MERGERS

Section 3.01 Total Consideration Value. The “Total Consideration Value” shall be calculated as follows:

(a) $2,600,000,000;

(b) minus on a dollar-for-dollar basis, the amount (if any) by which $1,465,000,000 exceeds the Closing Net Book Value, or plus on a dollar-for-dollar basis, the amount (if any) by which the Closing Net Book Value exceeds $1,465,000,000, as applicable;

(c) minus the amount of Company Transaction Expenses unpaid as of the Closing and not taken into account in the determination of Closing Net Book Value;

(d) plus the amount equal to the product of the effective tax rate of the Company that would have applied to 2020 Taxable Net Income but for the deductions described in this Section 3.01(d) (inclusive of federal, state and local Taxes) and the lesser of (i) the amount of any income Tax deductions that may be taken by Parent, the Company, the Initial Surviving Company, the Surviving Company or any of their Affiliates under applicable law in a taxable period ending on or after the Closing Date in respect of (A) any Company SARs that are vested prior to the Closing Date or by their terms and without giving effect to Section 3.04(a) or Section 3.04(b)(i) of this Agreement would have vested on or before July 31, 2020 (the “Vested SARs”) and (B) the Company Transaction Expenses not taken into account in the determination of Net Book Value or (ii) net taxable income of the Company for the taxable period ending on the Closing Date (which shall not be less than zero) prior to taking into account the deductions described in this Section 3.01(d) (“2020 Taxable Net Income”);

(e) minus the amount of any deferred tax assets attributable to the Vested SARs taken into account in the determination of Closing Net Book Value;

(f) plus twenty-three percent (23%) of the amount (if any) by which the amount contemplated by Section 3.01(d)(i) exceeds the amount contemplated by Section 3.01(d)(ii);

(g) plus the amount by which (i) twenty-three percent (23%) of the amount of any income Tax deduction that may be taken by Parent, the Initial Surviving Company, the Surviving Company or any of their Affiliates under applicable Law in a Tax period beginning on or after the Closing Date in respect of the cash retention bonuses described in the first paragraph of footnote 16 of the 2018 Consolidated Financial Statements of the Company (the “Retention Bonuses”) exceeds (ii) the amount of deferred tax assets attributable to such Retention Bonuses taken into account in the determination of the Closing Net Book Value;

(h) minus the amount of any compensation expenses related to the Retention Bonuses that will be incurred by the Company following the Closing and are not taken into account in the determination of Closing Net Book Value.

The Total Consideration Value shall be determined on an estimated basis at Closing pursuant to Section 3.03(a) and Section 3.03(b) and then reconciled and adjusted after the Closing based on the Final Statement and the final determination of the Total Consideration Value as set forth in Section 3.07. As used in this Agreement, the term “Total Consideration Value” means: (1) the Estimated Total Consideration Value, at the Closing and at all times thereafter until the Final Total Consideration Value is determined; and (2) the Final Total Consideration Value, at such time as the Final Total Consideration Value is determined and at all times thereafter. Any adjustments, additions or subtractions to the Total Consideration Value shall be made without duplication (i.e., no double-counting).

Section 3.02 Merger Consideration; Conversion of Company Stock.

(a) Prior to the Closing, the Founder shall have contributed to the Company, for no consideration to the Founder, the number of shares of Company Common Stock equal to the sum of (i) the aggregate amount of shares of Company Common Stock received by New Stockholders during the Pre-Closing Period (the “New Stockholder Contribution Shares”) and (ii) the SAR Contribution Shares (the New Stockholder Contribution Shares together with the SAR Contribution Shares, the “Contribution Shares”). The Founder shall contribute (x) the New Stockholder Contribution Shares at the time a Person becomes a New Stockholder for purposes of this Agreement, as applicable, and (y) the SAR Contribution Shares immediately prior to the Closing following the release of such shares from the Existing Escrow Agreement.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub I, Merger Sub II, the Company or any holder of Company Common Stock, each share of Company Common Stock (except for shares of Company Common Stock owned by the Company as treasury stock (including the Contribution Shares) or owned by Parent or any wholly owned Subsidiary of the Company or Parent) (such non-excepted shares, the “Exchangeable Shares”) shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive, without interest, either the Per Share Cash Amount or the Per Share Stock Amount (together, the “Per Share Merger Consideration”), as applicable and in accordance with the allocations set forth in the allocation schedule mutually agreed by the Company and Parent prior to the execution of this Agreement (the “Allocation Schedule”); provided, however, that with respect to the Founder, (i) the number of Founder’s shares of Company Common Stock equal to (A) the Founder Escrow Shares divided by (B) the Exchange Ratio shall be converted into the right to receive the Per Share Stock Amount and (ii) the remaining number of the Founder’s shares of Company Common Stock shall convert into the right to receive the Per Share Merger Consideration pursuant to the Allocation Schedule.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, each share of Company Common Stock that is owned by the Company (including the Contribution Shares) or Parent or any wholly owned Subsidiary of the Company or Parent shall be cancelled and shall cease to exist and neither the Per Share Merger Consideration nor any other consideration shall be delivered in exchange therefor.

(d) Merger Sub I Interests. At the Effective Time, by virtue of the Merger and without any action on the part of any Party, each limited liability company interest of Merger Sub I shall be converted into one share of common stock, par value $0.01 per share, of the Initial Surviving Company. From and after the Effective Time, any and all limited liability company interests of Merger Sub I shall be deemed for all purposes to represent the number of shares of common stock of the Initial Surviving Company into which they were converted in accordance with the preceding sentence.

(e) Merger Sub II Interests. At the Subsequent Effective Time, by virtue of the Subsequent Merger and without any action on the part of any Party, each share of common stock, par value $0.01 per share, of the Initial Surviving Company issued and outstanding immediately following the Effective Time shall be cancelled and cease to exist and no consideration shall be paid or payable in respect thereof, and each limited liability company interest of Merger Sub II shall be unaffected by the Subsequent Merger and shall remain outstanding as a limited liability company interest in the Surviving Company.

(f) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Aggregate Cash Amount” means the sum of (A) the Per Share Cash Amount multiplied by the number of shares of Company Common Stock that will be exchanged for the Per Share Cash Amount (which, for the avoidance of doubt, is net of the share reduction associated with the Contribution Shares) pursuant to Section 3.02(b) (the “Number of Cash Allocations”) and (B) the aggregate amount of cash that will be distributed to certain holders of Company SARs pursuant to Section 3.04.

(ii) “Aggregate Parent Share Amount” means the sum of (A) the Per Share Stock Amount multiplied by the number of shares of Company Common Stock that will be exchanged for the Per Share Stock Amount (which, for the avoidance of doubt, is net of the share reduction associated with the Contribution Shares) pursuant to Section 3.02(b) (the “Number of Stock Allocations”) and (B) the number of shares of Parent Common Stock that will be issued to certain holders of Company SARs pursuant to Section 3.04 (for the avoidance of doubt, excluding any Company SARs described in the first sentence of Section 3.04(b)(i)).

(iii) “Exchange Ratio” means the quotient, rounded to the nearest one thousandth (1/1000) of a share, obtained by dividing the Total Consideration Value by the product of (A) the Reference Price and (B) the sum of the number of Exchangeable Shares and the number of Contribution Shares, subject to adjustment as provided in Section 11.01(g); provided, that if the Measurement Price exceeds the Reference Price by 20% or more, then the Exchange Ratio shall mean the product of (1) the foregoing quotient, (2) 1.2 and (3) the quotient obtained by dividing the Reference Price by the Measurement Price.

(iv) “Measurement Price” means the Parent Average Stock Price for the twenty (20) full trading days immediately prior to the date on which the condition set forth in Section 10.01(a)(i) has been satisfied (such date, the “Final Approval Date”); provided, that if the Closing does not occur within thirty (30) days of the Final Approval Date, then the Measurement Price shall mean the Parent Average Stock Price for the twenty (20) full trading days immediately prior to the date that is ten (10) days prior to the Closing Date.

(v) “New Stockholder” means any Person that becomes a Stockholder during the Pre-Closing Period as a result of the exercise of Company SARs held by such Person.

(vi) “Per Share Cash Amount” means the quotient, rounded to the nearest one-tenth (1/10) of a cent, obtained by dividing the Total Consideration Value by the sum of the number of Exchangeable Shares and the number of Contribution Shares.

(vii) “Per Share Stock Amount” means a number of shares of Parent Common Stock equal to the Exchange Ratio.

(viii) “Reference Price” means $32.85.

(ix) “SAR Contribution Shares” means the aggregate amount of shares of Company Common Stock that, as of immediately prior to Closing, would have been issued by the Company had all of the Company SARs then outstanding been accelerated (to the extent unvested) and exercised (assuming that a share of Company Common Stock has a value equal to the Per Share Cash Amount) other than the Company SARs that are to be converted into Parent RSU Awards pursuant to Section 3.04(b).

(g) All the shares of Company Common Stock converted into the right to receive the Per Share Merger Consideration pursuant to this Section 3.02 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time and the holders of such Company Common Stock will cease to be, and will have no rights as, stockholders of the Initial Surviving Company, and each certificate (each, a “Company Stock Certificate,” it being understood that any reference herein to “Company Stock Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Per Share Merger Consideration, (ii) if applicable, cash in lieu of fractional shares of Parent Common Stock which the shares of Company Common Stock represented by such Company Stock Certificate have been converted into the right to receive pursuant to this Section 3.02, without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 3.02(i). If, prior to the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give holders of Company Common Stock and holders of Company SARs the same economic effect as contemplated by this Agreement prior to such event.

(h) No Fractional Shares. Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued to the holders of shares of Company Common Stock in connection with the Merger and any such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Parent shall pay to each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Company Stock Certificates delivered by such holder), in lieu thereof and upon surrender thereof, an amount in cash (without interest) equal to the product obtained by multiplying (i) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled (after taking into account all Company Common Stock held by such holder immediately prior to the Effective Time and allocated to receive the Per Share Stock Amount) and (ii) the Reference Price.

(i) Distributions with Respect to Un-surrendered Certificates. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of shares of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Parent Common Stock shall be paid to any holder of any un-surrendered Company Stock Certificate until the Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 3.06(e)) is surrendered for exchange in accordance with this ARTICLE III. Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Company Common Stock in accordance with this ARTICLE III, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time and prior to surrender, but with a payment date subsequent to surrender.

(j) Founder Escrow Shares. At the Closing, the Founder shall enter into an escrow agreement (the “Founder Escrow Agreement”), in a form and substance reasonably acceptable to the Founder and Parent, with a financial institution of national repute selected by the Founder and reasonably acceptable to Parent (the “Founder Escrow Agent”) providing for (I) the deposit by the Founder with the Founder Escrow Agent of a number of shares of Parent Common Stock (received by the Founder pursuant to Section 3.06) equal to the number of shares of Parent Common Stock issuable pursuant to all Parent RSU Awards into which Company SARS have been converted pursuant to Section 3.04(b) (such Parent RSU Awards, the “Protected Parent RSU Awards” and such shares of Parent Common Stock for so long as they remain in escrow, the “Founder Escrow Shares”) and (II) the deposit by Parent with the Founder Escrow Agent from time to time of any dividends or distributions paid on the Founder Escrow Shares. The Founder Escrow Agreement shall provide that (i) the Founder or his heirs, legal representatives or successors, as applicable, shall, for so long as Protected Parent RSU Awards are outstanding, retain and not sell, or otherwise Transfer or subject to any Lien, the Founder Escrow Shares, (ii) the Founder or his heirs, legal representatives or successors, as applicable, shall be entitled to direct the investment of any dividends or distributions paid on the Founder Escrow Shares and to substitute collateral therefor, (iii) within five (5) Business Days following the issuance of any shares of Parent Common Stock pursuant to a Protected Parent RSU Award, the Founder Escrow Agent, on behalf of the Founder, shall contribute to Parent pursuant to the Founder Escrow Agreement, for no further consideration to the Founder (other than, for the avoidance of doubt, the remittance to the Founder of any collateral substituted by the Founder for dividends or distributions paid on the Founder Escrow Shares), (A) a number of Founder Escrow Shares equal to the number of shares of Parent Common Stock issued by Parent pursuant to such Protected Parent RSU Award and (B) an amount of cash equal to the dividends or distributions that were paid or deposited in respect of such contributed Founder Escrow Shares and (iv) within five (5) Business Days following any forfeiture, cancellation or other termination of any Protected Parent RSU Award pursuant to which no shares of Parent Common Stock are issuable, (X) a number of Founder Escrow Shares equal to the number of shares of Parent Common Stock that would have otherwise been issuable pursuant to such forfeited, canceled or terminated Protected Parent RSU Award and (Y) the amount of cash held by the Founder Escrow Agent in respect of any dividends or distributions that were paid or deposited in respect of such Founder Escrow Shares shall be released from escrow to the Founder and shall no longer be subject to any restrictions under the Founder Escrow Agreement. Any collateral substituted by the Founder for any dividends or distributions paid on Founder Escrow Shares shall be composed solely of Government Securities. The Founder shall make Parent whole for any Loss of any amount of dividends or distributions paid on Founder Escrow Shares that are invested or substituted at Founder’s direction to the extent such dividends or distributions are ultimately payable to Parent pursuant to this subsection (j). Any dividends or distributions accrued on the shares of Parent Common Stock subject to a Protected Parent RSU Award will be released to the holder of such Protected Parent RSU Award within five (5) Business Days of the issuance of shares of Parent Common Stock pursuant to the terms of such Protected Parent RSU Award. In the event that the Protected Parent RSU Award is forfeited, cancelled or otherwise terminated so that no shares of Parent Common Stock are issuable pursuant to such Protected Parent RSU Award, any dividends or distributions accrued on shares of Parent Common Stock subject to such Protected Parent RSU Award will be forfeited and will not be payable to the holder of such Protected Parent RSU Award. For the avoidance of doubt, the Founder shall direct the voting of the Founder Escrow Shares, and shall be entitled to all economic benefits, burdens and payments resulting from or incidental to his ownership of the Founder Escrow Shares. For U.S. federal (and applicable state and local) income Tax purposes, Parent and the Founder shall treat (x) the Founder Escrow Shares as having been issued to the Founder pursuant to this Agreement in consideration for shares of Company Common Stock and such Founder Escrow Shares and any dividends or distributions paid thereon as owned by the Founder and (y) the contribution of any Founder Escrow Shares (and any dividends and distributions paid thereon) to Parent pursuant to clause (ii) of this Section 3.02(j) as a “contribution to the capital” of Parent by the Founder within the meaning of Section 118 of the Code and shall take no position on any Tax Return or any audit, examination or Action involving any Taxing Authority inconsistent with the foregoing provisions of this sentence except to the extent required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or analogous provision of state or local Tax Law). Within ten (10) Business Days following the end of each fiscal quarter from and after the Closing Date until no Founder Escrow Shares remain subject to the Founder Escrow Agreement, Parent shall deliver to the Founder a written statement setting forth the number of shares of Parent Common Stock issued pursuant to Protected Parent RSU Awards and the number of shares of Parent Common Stock contributed to Parent by the Founder pursuant to this Section 3.02(j).

Section 3.03 Payout Trial Run; Calculation of Estimated Total Consideration Value; Payments at Closing.

(a) Payout Trial Run. The Parties have agreed upon an illustrative calculation of the Estimated Total Consideration Value and related estimates of the amounts of the Closing Payment payable to each Stockholder in connection with the Merger, in each case determined on a pro forma basis as if the Closing will occur on July 31, 2020, which illustrative calculations are set forth in the Payout Trial Run.

(b) Estimated Statement.

(i) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a reasonably detailed statement (the “Estimated Statement”) containing the Company’s good faith calculation of the estimated Total Consideration Value (based on the Company’s good faith estimates of the components thereof) pursuant to Section 3.01 (the “Estimated Total Consideration Value”). The Estimated Total Consideration Value and Estimated Statement (including the Closing Net Book Value) shall be based upon the Records and other information then available and will be prepared in a manner consistent with the Payout Trial Run and will be determined in all instances in accordance with the Accounting Principles. The Company will, in good faith, (1) consult with Parent during, and with respect to, its preparation of the Estimated Statement, including by sharing any relevant working papers, trial balances and similar materials relating to such preparation; and (2) consider any comments made by Parent with respect to the preparation of the Estimated Statement and the calculation of the Estimated Total Consideration Value.

(c) Payments at the Closing. At the Closing:

(i) Except for any items due as of a later date, the Company shall pay the unpaid Company Transaction Expenses as of immediately prior to the Effective Time by wire transfer of immediately available funds to each of the applicable recipients;

(ii) Parent shall deposit the Representative Amount by wire transfer of immediately available funds to the Stockholders’ Representative Retention Account for the benefit of the Stockholders’ Representative in accordance with Section 13.02;

(iii) Parent shall pay the Aggregate Cash Amount less the amount described in Section 3.03(c)(ii) and the Escrow Amount (such net amount, the “Closing Cash Amount”) to the Escrow and Payments Agent for distribution to the applicable Stockholders; and

(iv) Parent shall make the Aggregate Parent Share Amount available for distribution to the applicable Stockholders (together, with the Closing Cash Amount, the “Closing Payment”).

Section 3.04 Treatment of Company Stock Appreciation Rights.

(a) Except as set forth in Section 3.04(b) below, each outstanding stock appreciation right in respect of Company Common Stock (a “Company SAR”), whether vested or unvested by its terms as of immediately prior to the Effective Time, shall be cancelled and shall only entitle the holder of such Company SAR to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the product of (i) the number of shares of Company Common Stock subject to the Company SAR immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Per Share Cash Amount over (B) the exercise price per share of such Company SAR, less applicable Taxes, which shall be satisfied by the withholding by the Company of a portion of such cash equal to the applicable withholding Taxes for such cash payment. Such payment shall be paid to the Company SAR holders no later than five (5) Business Days following the Closing Date pursuant to a special payroll effectuated by the Company using the Company’s pre-Closing payroll system.

(b)

(i) Each unvested Company SAR scheduled to vest after July 31, 2020 held by the individuals listed in Section 3.04(b)(i) of the Company Disclosure Letter as of immediately prior to the Effective Time shall be cancelled and shall only entitle the holder of such unvested Company SAR to receive, in full satisfaction of the rights of such holder with respect thereto, an award of Parent restricted stock units (“Parent RSU Award”) relating to a number of shares of Parent Common Stock equal to the product of (A) the quotient obtained by dividing (1) the product of (X) the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (Y) the amount, if any, by which the Per Share Cash Amount exceeds the exercise price per share of such Company SAR and (2) the Per Share Cash Amount and (B) the Exchange Ratio. Each such Parent RSU Award shall be subject to time-based vesting in installments on the originally scheduled vesting dates provided that the holder remains employed by Parent or any of its Subsidiaries through each applicable vesting date and subject to earlier vesting on the termination events set forth in the offer letter between the holder and Parent entered into concurrently with this Agreement. Each vested Company SAR or unvested Company SAR scheduled to vest on or before July 31, 2020 held by the individuals listed in Section 3.04(b)(i) of the Company Disclosure Letter as of immediately prior to the Effective Time shall be cancelled and shall only entitle the holder of such Company SAR to receive, in full satisfaction of the rights of such holder with respect thereto, (i) a number of shares of Parent Common Stock equal to the product of (A) the quotient obtained by dividing (1) seventy percent (70%) of the product of (X) the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (Y) the amount, if any, by which the Per Share Cash Amount exceeds the exercise price per share of such Company SAR and (2) the Per Share Cash Amount and (B) the Exchange Ratio and (ii) a cash payment equal to thirty percent (30%) of the product of (X) the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (Y) the amount by which the Per Share Cash Amount exceeds the exercise price per share of such Company SAR, less applicable Taxes, which will be satisfied by, with respect to the payment of shares of Parent Common Stock, the withholding by Parent of the portion of such shares of Parent Common Stock with a value equal to the applicable withholding Taxes for such share payment (with the

Parent Common Stock to be valued based on the closing price of a share of Parent Common Stock on the Closing Date) and, with respect to the payment of cash, the withholding by the Company of a portion of such cash equal to the applicable withholding Taxes for such cash payment. Such Parent RSU Awards and shares of Parent Common Stock and cash payment, as applicable, shall be delivered to the Company SAR holders no later than five (5) Business Days following the Closing Date pursuant to a special payroll effectuated by the Company using the Company’s pre-Closing payroll system.

(ii) Each Company SAR held by the individuals listed in Section 3.04(b)(ii) of the Company Disclosure Letter as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and shall only entitle the holder of such Company SAR to receive, in full satisfaction of the rights of the holder with respect thereto, (i) a number of shares of Parent Common Stock equal to the product of (A) the quotient obtained by dividing (1) seventy percent (70%) of the product of (X) the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (Y) the amount, if any, by which the Per Share Cash Amount exceeds the exercise price per share of such Company SAR and (2) the Per Share Cash Amount and (B) the Exchange Ratio and (ii) a cash payment equal to thirty percent (30%) of the product of (X) the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (Y) the amount, if any, by which the Per Share Cash Amount exceeds the exercise price per share of such Company SAR, less applicable Taxes, which will be satisfied by, with respect to the payment of shares of Parent Common Stock, the withholding by Parent of the portion of such shares of Parent Common Stock with a value equal to the applicable withholding Taxes for such share payment (with the Parent Common Stock to be valued based on the closing price of a share of Parent Common Stock on the Closing Date) and, with respect to the payment of cash, the withholding by the Company of a portion of such cash equal to the applicable withholding Taxes for such cash payment. Such shares of Parent Common Stock and cash payment shall be delivered to the Company SAR holders no later than five (5) Business Days following the Closing Date pursuant to a special payroll effectuated by the Company using the Company’s pre-Closing payroll system.

(c) At or prior to the Effective Time, the Company and the board of directors of the Company, as applicable, shall adopt resolutions to approve the treatment of the Company SARs pursuant to this Section 3.04.

Section 3.05 Escrow Amount and Representative Amount.

(a) Escrow.

(i) $75,000,000 (the “Escrow Amount”, and together with all accrued interest thereon and any proceeds thereof less the fees and expenses of the Escrow and Payments Agent in its capacity as escrow agent, the “Escrow Fund”) shall be deposited by Parent at the Closing, by wire transfer of immediately available funds, into escrow pursuant to the terms of the applicable Escrow and Payments Agreement.

(ii) The Escrow Fund shall be held for the period commencing on the Closing Date and ending on February 28, 2022 (the “Escrow Period”) (subject to extension under the applicable Escrow and Payments Agreement for pending claims) and used exclusively for the purpose of satisfying indemnification claims pursuant to ARTICLE XII, the obligations set forth in Section 3.07, and the amount of any Company Transaction Expenses that are not reflected in the Estimated Statement or otherwise paid at the Closing, and shall be held and released pursuant to the terms of the applicable Escrow and Payments Agreement, Section 3.07 and ARTICLE XII.

(iii) Within three (3) Business Days after the date on which the payment contemplated by Section 3.07(f) is required to be made, Parent and the Stockholders’ Representative shall issue joint written instructions to the Escrow and Payments Agent to distribute to the Key Stockholders in accordance with the terms of this Agreement an amount equal to the excess of the then remaining balance of the Escrow Fund over $50,000,000.

(iv) Within three (3) Business Days after the first anniversary of the Closing Date, Parent and the Stockholders’ Representative shall issue joint written instructions to the Escrow and Payments Agent to distribute to the Key Stockholders in accordance with the terms of this Agreement an amount equal to the excess of the then remaining balance of the Escrow Fund over $25,000,000 plus the amount of Pending Indemnity Escrow Claims.

(v) Within three (3) Business Days after the completion of the Escrow Period, Parent and the Stockholders’ Representative shall issue joint written instructions to the Escrow and Payments Agent to distribute to the Key Stockholders in accordance with the terms of this Agreement an amount equal to (A) the then remaining balance of the Escrow Fund less (B) the amount of all Losses for which Parent has delivered a Claim Notice for indemnification to be satisfied from the Escrow Fund in accordance with Section 12.02(b) prior to the end of the Escrow Period, and which claims have not been finally determined pursuant to the terms of this Agreement and the applicable Escrow and Payments Agreement as of such date (“Pending Indemnity Escrow Claims”). Promptly following the final determination of each Pending Indemnity Escrow Claim, until there is no remaining balance of the Escrow Fund, Parent and the Stockholders’ Representative shall issue joint written instructions to the Escrow and Payments Agent to distribute to the Key Stockholders in accordance with the terms of this Agreement an amount equal to the excess (if any) of (x) the amount of Losses for which Parent had delivered the applicable Claim Notice for indemnification to be satisfied from the Escrow Fund in accordance with ARTICLE XII and (y) the amount (if any) finally awarded to Parent with respect to the underlying claim.

(b) Representative Amount. Of the Aggregate Cash Amount, an amount equal to $1,000,000 (the “Representative Amount”) (less any applicable Tax withholdings) shall be transferred by Parent at the Closing to the Stockholders’ Representative. The Representative Amount shall be paid or distributed pursuant to Section 13.02.

(c) Tax Treatment of Escrow Amount and Representative Amount. For all Tax purposes, the Parties and the Stockholders’ Representative agree to, and no Party nor the Stockholders’ Representative shall take any action or filing position inconsistent with, the following treatment of the Escrow Amount and the Representative Amount, except as otherwise required by applicable Tax Law:

(i) Escrow Amount. Parent shall be treated as the owner of the Escrow Amount for Tax purposes until its release. All interest and earnings from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Parent for all Tax purposes, and Parent shall pay any and all Taxes imposed on or with respect to such interest and earnings. Notwithstanding anything to the contrary in this Agreement, Parent shall be entitled to receive Escrow Tax Distribution Amounts (as such term is defined in the applicable Escrow and Payments Agreement) pursuant to the applicable Escrow and Payments Agreement, provided, however, that such Escrow Tax Distribution Amounts shall in no case exceed thirty percent (30%) of any interest and earnings from the investment and reinvestment of the Escrow Amount.

(ii) Representative Amount. Parent shall be deemed to have paid each Stockholder his, her or its respective share of the Representative Amount, determined in accordance with the Allocation Schedule, and then each Stockholder shall be deemed to have voluntarily contributed such amount to the Stockholders’ Representative Retention Account.

Section 3.06 Exchange Procedures.

(a) Closing Cash Amount. Parent shall deposit with the Escrow and Payments Agent, for the benefit of and payment to the Stockholders, the Closing Cash Amount. The applicable Escrow and Payments Agreement shall provide that the Closing Cash Amount shall be held and disbursed by the Escrow and Payments Agent, and Parent shall cause the Escrow and Payments Agent to hold and disburse the Closing Cash Amount, in accordance with this Section 3.06(a) and the Allocation Schedule. The Escrow and Payments Agent shall hold the Closing Cash Amount on behalf of the Stockholders for the sole purpose of delivering the Closing Cash Amount to the applicable Stockholders in accordance with the terms of this Agreement. Whenever, pursuant to this Agreement, Parent deposits with the Escrow and Payments Agent amounts to which Stockholders are entitled, for the benefit of the Stockholders entitled thereto and payable pursuant to the applicable Escrow and Payments Agreement, such deposit by Parent satisfies in full Parent’s obligations to deliver such amounts to the Stockholders, subject to Section 3.06(f). The Stockholders’ Representative, on behalf of the Stockholders, shall pay the costs and expenses of the Escrow and Payments Agent (if any).

(b) Parent to Provide Consideration. Subject to the provisions of Section 3.03(c)(iii), at the Closing, Parent shall make available to: (1) the Escrow and Payments Agent for exchange in accordance with this Section 3.06 the amount of cash in immediately available funds payable at the Effective Time to the Stockholders pursuant to Section 3.02 (provided, however, that Parent shall deposit into the Escrow Fund the portion of the Aggregate Cash Amount that comprises the Escrow Amount); (2) the Stockholders’ Representative Retention Account the Representative Amount pursuant to Section 3.03(c); and (3) the applicable Stockholders, through Parent’s transfer agent, the shares of Parent Common Stock payable at the Effective Time to such Stockholders pursuant to Section 3.02.

(c) Delivery of Letters of Transmittal to the Stockholders. Parent and the Company shall reasonably cooperate to, no later than thirty (30) days prior to the anticipated Effective Time, mail or otherwise deliver to each Stockholder (i) a letter of transmittal in a form mutually agreed upon by Parent and the Company (the “Letter of Transmittal”) and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for the amounts payable hereunder in respect of the shares of Company Common Stock represented thereby. After receipt of such Letter of Transmittal, the Stockholders shall surrender the Company Stock Certificates to Parent for cancellation, and each such Stockholder shall deliver a duly completed and validly executed Letter of Transmittal to Parent. Upon surrender of a Company Stock Certificate for cancellation to Parent, together with a Letter of Transmittal, duly and properly completed and validly executed in accordance with the instructions thereto, subject to the occurrence of the Effective Time and the terms of Section 3.06(e), the holder of such Company Stock Certificate shall be entitled to receive from the Escrow and Payments Agent and Parent (solely in respect of the Aggregate Parent Share Amount) in exchange therefor, the Per Share Merger Consideration to which such holder is entitled pursuant to Section 3.02 (with respect to the portion of the Aggregate Cash Amount that such holder is entitled to, if any, less, as applicable, (1) the amount to be retained as the Escrow Amount and (2) the share of the Representative Amount to be deposited into the Stockholders’ Retention Account with respect to such holder, in each case, determined in accordance with the Allocation Schedule) and the Company Stock Certificates so surrendered shall be cancelled. Until so surrendered, each Company Stock Certificate outstanding after the Effective Time will be deemed, for all purposes thereafter, to evidence only the right to receive the Per Share Merger Consideration and the other amounts set forth in Section 3.02(h) pursuant to Section 3.02 in exchange for shares of Company Common Stock (without interest) into which such Company Common Stock shall have been so converted. No Per Share Merger Consideration will be paid to the holder of any unsurrendered Company Stock Certificate with respect to shares of Company Common Stock formerly represented thereby until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate pursuant hereto.

(d) Transfers of Ownership. If any portion of the aggregate Per Share Merger Consideration is to be disbursed pursuant to this Section 3.06 to a Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange therefor, it will be a condition of the delivery thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the disbursement of such portion of the aggregate Per Share Merger Consideration to a Person other than the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(e) Lost, Stolen or Destroyed Certificates. Notwithstanding Section 3.06(c), if any certificate representing shares of Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, such affidavit to be in such form reasonably acceptable to Parent, delivered to the Escrow and Payments Agent together with the Letter of Transmittal, such Person shall be entitled to receive, in each case, when and if payable as contemplated in this Agreement, the amounts set forth in Section 3.02 for each share of Company Common Stock owned by such Person immediately prior to the Effective Time and represented by such lost, stolen or destroyed certificate.

(f) Escrow and Payments Agent to Return Merger Consideration. At any time following the day that is one hundred eighty (180) days after the Effective Time, Parent shall be entitled to require the Escrow and Payments Agent to deliver to Parent or its designated successor or assign all cash amounts that have been deposited with the Escrow and Payments Agent pursuant to this Section 3.06, and any income or proceeds thereof, not disbursed to the holders of Company Stock Certificates pursuant to Section 3.06(a), and thereafter the holders of Company Stock Certificates shall be entitled to look to Parent (subject to the terms of this Section 3.06(f)) only as a general creditor thereof with respect to any and all amounts that may be payable to such holders of Company Stock Certificates pursuant to Section 3.02 upon the due surrender of such Company Stock Certificates in the manner set forth in Section 3.06(c) or an affidavit of loss as set forth in Section 3.06(e).

(g) No Liability. Notwithstanding anything to the contrary in this Section 3.06, neither the Escrow and Payments Agent, the Surviving Company nor any party hereto or any Affiliate thereof shall be liable to a holder of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.07 Calculation of Final Total Consideration Value and Related Payments.

(a) As promptly as practical, but no later than seventy five (75) days following the Closing Date, Parent shall prepare and deliver to the Stockholders’ Representative a reasonably detailed statement (the “Final Statement”) containing its final good faith calculation of the Total Consideration Value (based on its good faith calculation of each component thereof) pursuant to Section 3.01, including such schedules and data as may be reasonably necessary to support such determinations. Parent agrees that, following the Closing through the date that the Total Consideration Value is finally determined in accordance with this Section 3.07, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Estimated Statement is based that would adversely impact or otherwise impair in any significant respect the ability to prepare the Final Statement in accordance with this Agreement. The Total Consideration Value and Final Statement (including the Closing Net Book Value) will be prepared in a manner consistent with the Payout Trial Run and will be determined in all instances in accordance with the Accounting Principles, it being understood that the determination of the Total Consideration Value and Final Statement (including the Closing Net Book

Value) will not be subject to the Financial Accounting Standard Board’s current expected credit loss (“CECL”) requirements. During the forty-five (45) days following delivery of the Final Statement to the Stockholders’ Representative, Parent shall afford the Stockholders’ Representative and its Representatives reasonable access during business hours upon reasonable notice to the books and records of the Surviving Company relating to the preparation of the Final Statement.

(b) If the Stockholders’ Representative objects to Parent’s determination of the Total Consideration Value reflected in the Final Statement, the Stockholders’ Representative shall notify Parent in writing of such objection(s) within forty-five (45) days after receipt of the Final Statement from Parent (an “Objection Notice”). The Objection Notice shall specify the items or amounts contained in the Final Statement that are being disputed and describe in reasonable detail the basis for such disputes, including the Stockholders’ Representative’s calculation of any such amounts. Matters as to which the Stockholders’ Representative may object in the Objection Notice will be limited to whether the Final Statement (1) is accurate and completely and properly reflects the Total Consideration Value, based on the Stockholders’ Representative’s review of the information provided to it in accordance with the terms hereof, including the accuracy of such schedules and supporting data and (2) was prepared in a manner consistent with this Agreement.

(c) If the Stockholders’ Representative delivers an Objection Notice with respect to one or more items in the Final Statement in accordance with Section 3.07(b), then the Stockholders’ Representative and Parent shall, in good faith, use their respective commercially reasonable efforts to resolve such disputed items.

(d) In the event that Parent and the Stockholders’ Representative are unable to resolve the disputed items within forty-five (45) days after delivery of the Objection Notice, either Parent or the Stockholders’ Representative may demand that such disputed items be referred to Pricewaterhouse Coopers LLP, and if Pricewaterhouse Coopers LLP is not willing or able to serve in such capacity, to such other independent accounting firm of nationally recognized standing as is mutually acceptable to Parent and the Stockholders’ Representative to finally resolve such disputed items. The independent accounting firm shall act as an expert and not an arbitrator, and shall consider only those items or amounts in the Final Statement as to which the Stockholders’ Representative has disagreed and shall not assign a value to any such item or amount that is (1) greater than the greatest value for such item or amount assigned by Parent in the Final Statement, on the one hand, or the Stockholders’ Representative in the Objection Notice, on the other hand or (2) less than the smallest value for such item or amount assigned by Parent in the Final Statement, on the one hand, or the Stockholders’ Representative in the Objection Notice, on the other hand. The determination of such independent accounting firm shall be made as promptly as possible and shall be final and binding upon the Parties, absent manifest error. Parent and the Stockholders’ Representative shall be permitted to submit such data and information to such independent accounting firm as such parties deem appropriate; provided, that any such materials shall also be submitted to Parent or the Stockholders’ Representative, as the case may be. Parent and the Stockholders’ Representative, on behalf of the Stockholders, shall each pay their own fees and expenses incurred under this Section 3.07(d). All expenses and fees incurred in connection with the independent accounting firm shall be borne by the Stockholders’ Representative, on the one hand, and by Parent, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Stockholders’ Representative or Parent, respectively, bears to the aggregate amount actually contested by the Stockholders’ Representative and Parent (i.e., the non-prevailing party will bear the greater proportion thereof).

(e) Parent, the Surviving Company and the Stockholders’ Representative shall, and shall cause their respective accountants to, cooperate and assist in the preparation of the Final Statement and the calculation of the Total Consideration Value and in the conduct of reviews referred to in this Section 3.07, including making available, to the extent reasonably necessary, the Records and personnel.

(f) The Total Consideration Value as determined pursuant to this Section 3.07 shall be used to determine the Total Consideration Value in accordance with Section 3.01. For purposes of this Agreement, “Final Total Consideration Value” means the Total Consideration Value (x) as shown in Parent’s calculation delivered pursuant to Section 3.07(a), if no Objection Notice with respect thereto is duly and timely delivered pursuant to Section 3.07(b); or (y) if an Objection Notice is duly and timely delivered, (A) as agreed by Parent and the Stockholders’ Representative or (B) in the absence of such agreement, as shown in the independent accounting firm’s calculation delivered pursuant to Section 3.07(d). Once the Total Consideration Value is determined in accordance with Section 3.01 and this Section 3.07, the following shall occur:

(i) if the Final Total Consideration Value exceeds the Estimated Total Consideration Value, the Stockholders’ Representative shall deliver to the Escrow and Payments Agent, the Surviving Company and Parent in writing, the Stockholders’ Representative’s determination of the excess payable to each Stockholder in accordance with the Allocation Schedule, and Parent shall pay the total of such excess due to the Stockholders to the Escrow and Payments Agent within three (3) Business Days following delivery of such written notice, such amount to be distributed to the Stockholders by the Escrow and Payments Agent by check or wire transfer of immediately available funds to the Stockholders, provided that the aggregate amount payable to all Stockholders pursuant to this Section 3.07(f)(i) shall not exceed the excess of the Final Total Consideration Value over the Estimated Total Consideration Value, and, provided, further, that if payment of amounts pursuant to this Section 3.07(f)(i) would reasonably be expected to cause the Merger and the Subsequent Merger, taken together, to fail to qualify as a “reorganization” under the provisions of Section 368(a) of the Code, then the Stockholders’ Representative shall provide written notice to Parent to such effect together with the determination of the excess payable to each Stockholder, and Parent shall instead make payments pursuant to this Section 3.07(f)(i) in a combination of cash and Parent Common Stock in the same proportions as reflected in the Allocation Schedule, provided that the number of shares of Parent Common Stock owed to the applicable Stockholders pursuant to the immediately preceding proviso shall be calculated using the Reference Price; or

(ii) if the Estimated Total Consideration Value exceeds the Final Total Consideration Value, the Escrow and Payments Agent shall, solely to the extent of the then remaining balance of the Escrow Fund, pursuant to the applicable terms of the Escrow and Payments Agreements, pay or cause to be paid such excess by wire transfer of immediately available funds to a bank account designated in writing by Parent from the Escrow Fund; provided that the aggregate amount payable to Parent pursuant to this Section 3.07(f)(ii) shall not exceed the excess of the Estimated Total Consideration Value over the Final Total Consideration Value.

(g) The Stockholders’ Representative shall revise the Payout Spreadsheet to reflect any changes to the amounts reflected thereon resulting from changes in the Final Total Consideration Value (as compared to the Estimated Total Consideration Value), and shall provide such revised Payout Spreadsheet to the Escrow and Payments Agent promptly (but in any event within five (5) Business Days) following the determination of the Final Total Consideration Value.

Section 3.08 Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as Stockholders, and the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books at or after the Effective Time. If, at or after the Effective Time, a valid Company Stock Certificate is presented to the Surviving Company or Parent, such Company Stock Certificate shall be cancelled and shall be exchanged as provided in Section 3.06.

Section 3.09 Further Action. If, at any time after the Effective Time, any further action is reasonably necessary or desirable to carry out the explicit terms of this Agreement or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub I, Merger Sub II and the Company, in any case subject to and in accordance with the terms herein, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub I, in the name of Merger Sub II, in the name of the Company and otherwise) to take such action.

Section 3.10 Withholding. Each of Parent, the Company, the Surviving Company and the Escrow and Payments Agent will be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such amounts under applicable Tax Law. Prior to making any such deduction or withholding, Parent, the Company, the Surviving Company or the Escrow and Payments Agent, as applicable, shall use commercially reasonable efforts to provide the Person with respect to which such deduction or withholding is to be made with reasonable advance written notice of the intention to make such deduction or withholding and shall reasonably cooperate with such Person to mitigate or reduce any such deduction or withholding; provided, however, that the requirements of this sentence shall not apply to any amounts appropriately treated as compensatory payments for U.S. federal income Tax purposes. To the extent amounts are deducted or withheld pursuant to this Section 3.10 and timely paid over to the applicable Governmental Authority or other applicable Person in accordance with applicable Law, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent, Merger Sub I and Merger Sub II, as of the Execution Date and as of the Closing Date (except to the extent any such representation and warranty relates to a specific date, in which case the Company hereby makes to Parent, Merger Sub I and Merger Sub II such representation and warranty only as of such date), as follows:

Section 4.01 Organization and Qualification of the Company. Each of the Company and its Subsidiaries (1) is a corporation or other organization duly formed or organized, validly existing and, to the extent applicable, in good standing (or the equivalent, if any, in the applicable jurisdiction) under the laws of its respective jurisdiction of incorporation, formation or organization, (2) is duly qualified or authorized to do business as a foreign corporation and is in good standing as such under the laws of each jurisdiction where the nature of its business makes such qualification necessary and (3) has the requisite corporate or other organizational power to own, operate or lease the properties and assets owned, operated or leased by it and to conduct its business as presently conducted, except, in each case, where the failure to be so qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, be reasonably likely to be material and adverse to the Company and its Subsidiaries, taken as a whole.

Section 4.02 Corporate Authorization. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the board of directors of the Company by resolutions duly adopted at a meeting duly called and held, and, by execution hereof, validly approved by the Stockholders. The board of directors of the Company has determined that the Merger and the other Transactions, on the terms and conditions set forth in this Agreement, are in the best interests of the Company and the Stockholders. The execution and delivery of the Bank Merger Agreement and the consummation of the Bank Merger have been duly and validly approved by the board of directors of the Company Bank by resolutions duly adopted at a meeting duly called and held, and, by the Company as its sole shareholder. No other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to approve this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and each Stockholder) constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to the Bankruptcy and Equity Exception. Upon execution and delivery of the other Company Transaction Agreements to which it or any of its Subsidiaries is a party, such other Company Transaction Agreements will be duly executed and delivered by the Company, and (assuming due authorization, execution and delivery thereof by the other parties thereto) will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 Capitalization.

(a) As of the Execution Date, the authorized capital stock of the Company consists of 25,000,000 shares of Class A common stock, $0.01 par value (the “Company Class A Common Stock”), 5,000,000 shares of Class B Non-Voting common stock, $0.01 par value (the “Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”), and 1,000,000 shares of preferred stock, $0.01 par value (the “Company Preferred Stock” and together the Company Common Stock, the “Company Stock”). As of the Execution Date, there are 14,500,000 shares of Company Class A Common Stock issued and outstanding and no shares of either Company Class B Common Stock or Company Preferred Stock issued and outstanding. As of the Execution Date, the Key Stockholders are the only Stockholders. The Company has also granted Company SARs of which 4,030,750 are issued and outstanding. No other shares of Company Common Stock, Company Preferred Stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable, free of preemptive rights with no personal Liability attaching to the ownership thereof. There are no bonds, debentures, notes or other Indebtedness that have the right to vote on any matters on which the Stockholders may vote. Other than the Trust Preferred Securities, no trust preferred or subordinated debt securities of the Company or any of its Subsidiaries are issued or outstanding. Except for the 2017 Investment Agreements and the Company SARs, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except for the 2017 Investment Agreements, there are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which the Company or any of its Subsidiaries has a contractual obligation with respect to the voting or transfer of Company Common Stock, Company Preferred Stock or other equity interests of the Company. No (i) subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities or (ii) voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which the Company or any of its Subsidiaries has a contractual obligation with respect to the voting or transfer of Company Common Stock, Company Preferred Stock or other equity interests of the Company will survive the Closing.

(b) Except for the Company SARs, neither the Company nor any of its Subsidiaries has in effect any stock interest plan or any other plan or agreement providing for equity compensation to any Person.

(c) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal Liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary of the Company or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary of the Company. No Subsidiary of the Company owns, directly or indirectly, any shares of capital stock or other equity ownership interests of the Company.

(d) The Company has made available true, correct and complete copies of the Company’s and each Subsidiary’s charter documents and by-laws (or other comparable organizational documents) in effect as of the Execution Date. The Company and each such Subsidiary, as applicable, is not in violation of any term of such Person’s charter documents or by-laws (or other comparable organizational document). Other than the Subsidiaries of the Company and the entities set forth on Section 4.03(d) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any equity or ownership interest in any Person. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of the Company, threatened.

(e) Section 4.03(e)(i) of the Company Disclosure Letter sets forth as of the Execution Date a true, complete and correct list of each Person that holds Company Stock and the number and type of shares of Company Stock held by each such Person as of the Execution Date. Section 4.03(e)(ii) of the Company Disclosure Letter sets forth as of the Execution Date a true, complete and correct list of each Person that holds Company SARs, and, for each such Person, the number of Company SARs held, the portion of such number that is unvested and vested and the vesting scheduling for such unvested amount, in each case as of the Execution Date.

Section 4.04 No Conflict. Neither the execution and delivery of the Transaction Agreements by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof or thereof, will (1) violate any provision of the Restated Certificate of Incorporation of the Company (the “Company Certificate”) or the Amended and Restated By-laws of the Company (the “Company By-laws”) or any organizational documents of any of its Subsidiaries or (2) assuming that the consents, approvals and filings referred to in Section 4.05, Section 5.03 and Section 6.04 are duly obtained, (x) violate any Laws applicable to the Company, any Subsidiary of the Company or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Subsidiary of the Company under any of the terms, conditions or provisions of any Contract to which the Company or any Subsidiary of the Company is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (x) and (y) above, for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not be reasonably likely to be material and adverse to the Company and its Subsidiaries, taken as a whole.

Section 4.05 Consents and Approvals. Except for (a) the filing of the First New York Certificate of Merger and Second New York Certificate of Merger pursuant to the NYBCL, and the First Delaware Certificate of Merger and the Second Delaware Certificate of Merger pursuant to the DLLCA, (b) filings and applications or notices with, and approvals or waivers of, certificates from or non-objection by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Utah Department of Financial Institutions, as may be required, (c) the filing of the Bank Merger Certificates and (d) the filing of any notices or other filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), no consents or approvals of or filings or registrations with any Governmental Authority are necessary on the part of the Company or any of its Subsidiaries in connection with (x) the execution and delivery by the Company of the Transaction Agreements or (y) the consummation by the Company of the Merger, the Bank Merger and the other Transactions.

Section 4.06 Absence of Certain Changes or Events.

(a) Since December 31, 2018, the Company and its Subsidiaries have, except as contemplated by this Agreement, conducted their respective businesses in all material respects in the ordinary course of business.

(b) Since December 31, 2018, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a Company Material Adverse Effect.

(c) Since (i) December 31, 2018, there has not been any action taken that, had it been taken after the Execution Date, would have violated the provisions of Section 7.01(f), (i) or (n) and (ii) September 30. 2019, there has not been any action taken that, had it been taken after the Execution Date, would have violated the provisions of Section 7.01(p) or (o).

Section 4.07 Absence of Litigation. There are no, and since January 1, 2017 there have not been any, Actions pending or, to the Knowledge of the Company, threatened in writing (a) against the Company or any of its Subsidiaries that challenge the validity or consummation of the Transactions or (b) against the Company or any of its Subsidiaries that (1) involve a Loss or potential Loss in excess of $1,000,000 individually or $5,000,000 in the aggregate, (2) involve a request for specific performance, injunctive relief or other equitable relief that would reasonably be likely to have a material and adverse effect on the Company and its Subsidiaries, taken as a whole or (3) would reasonably be likely to materially impair the ability of the Company or any of its Subsidiaries to perform its obligations under this Agreement.

Section 4.08 Compliance with Laws, Policies and Procedures; Permits; Card Networks.

(a) Since January 1, 2017, each of the Company and its Subsidiaries has (1) complied in all material respects with, and are not in material default or violation under, any applicable Law, (2) been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all Anti-Money Laundering Laws and (3) established and maintained a system of internal controls designed to provide compliance in all material respects by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. Since January 1, 2017, none of the

Company, any of its Subsidiaries or any director, officer, employee or agent of the Company or any of its Subsidiaries (in each case, acting in their capacities as such), has, directly or indirectly, (x) used any corporate funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (y) made any unlawful payment to foreign or domestic governmental officials or employees from corporate funds of the Company or any of its Subsidiaries for the purpose of influencing such individual’s actions or decisions in his or her official capacity or (z) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other similar unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for the Company or any of its Subsidiaries, in the case of clauses (x), (y) and (z), which would result in a violation by such Person of the Foreign Corrupt Practices Act of 1977 or any similar Law, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Since January 1, 2017, neither the Company nor any of its Subsidiaries has entered into or been subject to any judgment, consent decree, compliance order or administrative order having as its subject matter the business, affairs, properties or assets of the Company or any of its Subsidiaries or, within the last year, received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim from any Governmental Authority having as its subject matter the business, affairs, properties or assets of the Company or any of its Subsidiaries.

(b) (1) The Company and each of its Subsidiaries holds all material Permits necessary to permit it to own or lease its property and to conduct its business and (2)(A) all such material Permits are valid and in full force and effect in all material respects, (B) no suspension, cancellation, modification or revocation of any such material Permit or proceeding related thereto is pending or, to the Knowledge of the Company, threatened or reasonably likely, and (C) the Company and each of its Subsidiaries is not in default under or violating any such material Permit, except for default or violations the existence of which would not be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole. None of such material Permits is subject to termination as a result of the execution of this Agreement or consummation of the Transactions.

(c) The Company Bank is a licensee or member of Visa and MasterCard (each, an “Association”) and is authorized by such Association to enter transactions into or receive transactions from the Association’s settlement and authorization systems. The Company Bank is in good standing with the Card Networks and is in compliance in all material respects with the applicable by-laws, rules, regulations, documentation and manuals promulgated or adopted by the Card Networks, such as rules, manuals and other items as may be amended or supplemented from time to time (the “Rules”). There is no material investigation, proceeding or disciplinary action, including fines, currently pending, or to the Company’s Knowledge, threatened against the Company Bank by a Card Network.

(d) The Company and each of its Subsidiaries that is registered with the Card Networks is in good standing with the Card Networks and is in compliance in all material respects with the Rules. There is no material investigation, proceeding or disciplinary action, including fines, currently pending, or to the Company’s Knowledge, threatened against any such registered entities by a Card Network.

(e) (i) As of the Execution Date and through the Closing, the Company Bank has maintained a program reasonably designed to identify and remedy any material non-compliance with any applicable portions of the Payment Card Industry Data Security Standard (“PCI-DSS”), including any non-compliance identified by PricewaterhouseCoopers Advisory Services, LLC in its deliverables to the Company Bank delivered pursuant to that certain engagement letter, dated September 17, 2019, between the Company Bank and PricewaterhouseCoopers Advisory Services, LLC (including any attachments or statements of work thereto), and with the requirements related to PCI-DSS in each Contract pursuant to which the Company Bank provides services; provided that the Company does not represent or warrant that the Company Bank is in compliance with such applicable portions of PCI-DSS and with such requirements or that any non-compliance has been remedied and (ii) the Company and all of its Subsidiaries (other than the Company Bank) are in material compliance with all applicable portions of PCI-DSS and with the requirements related to PCI-DSS in each Contract pursuant to which the Company or any of such Subsidiaries provides services.

Section 4.09 Intellectual Property.

(a) Section 4.09(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Registered Company Intellectual Property. Each item of Company Intellectual Property is subsisting and, to the Knowledge of the Company, the issued and granted items included therein are valid and enforceable. All fees and documents necessary for the prosecution or maintenance in all material respects of each item of Registered Company Intellectual Property that are due as of the Execution Date have been paid or filed with the applicable Governmental Authority. There are no Actions pending or, to the Knowledge of the Company, threatened with respect to any Registered Company Intellectual Property.

(b) Immediately following the Closing, the Surviving Company and its Subsidiaries will own, or have the right to use, all Company Intellectual Property and Licensed Intellectual Property, in each case, used in or necessary to conduct their respective businesses in all material respects substantially the same manner as they are conducted or proposed to be conducted as of immediately prior to the Closing by the Company and its Subsidiaries. The Company, together with its Subsidiaries, collectively solely and exclusively owns all right, title and interest in and to the Company Intellectual Property, free and clear of any Liens other than Permitted Liens. No Company Intellectual Property or to the Knowledge of the Company, any Licensed Intellectual Property, is subject to any outstanding order, judgment or decree materially and adversely affecting the Company’s or its respective Subsidiaries’ ownership or use of, or any rights in or to, any such Company Intellectual Property or Licensed Intellectual Property, as applicable.

(c) Since January 1, 2017, (i) the Company or one or more of its Subsidiaries has obtained from each Person (including current and former employees, officers, directors, consultants and contractors) who has created or developed any material Intellectual Property on behalf of the Company or any of its Subsidiaries (which, for the avoidance of doubt, excludes third party Intellectual Property licensed to the Company or any of its Subsidiaries) a written, valid and enforceable present assignment of such Intellectual Property to the Company or its applicable Subsidiary and (ii) no current or former employee, officer, consultant or contractor of the Company or any of its Subsidiaries has asserted or, to the Knowledge of the Company, threatened to assert any claim that such Person owns any right, title or interest in or to any Company Intellectual Property.

(d) Since January 1, 2017, neither the conduct of the businesses of the Company or its Subsidiaries nor the making, using, importing, sale, offering for sale, disposition or any other exploitation of any of its or their products or services has infringed, misappropriated or otherwise violated the Intellectual Property of any Person. Since January 1, 2017, there has not been any Action pending or Action or claim threatened in writing (including any “cease and desist” letter or invitation to take a license), against the Company or any of its Subsidiaries, alleging that the conduct of the business of the Company or its Subsidiary, or the making, using, importing, sale, offering for sale, disposition or any other exploitation of any product or service of the Company or its Subsidiary infringes, misappropriates or otherwise violates the Intellectual Property of any Person.

(e) To the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated any Company Intellectual Property, except as has not been, and is not reasonably likely to be, individually or in the aggregate, material to the businesses of the Company and its Subsidiaries, taken as a whole. Since January 1, 2017, neither the Company nor any of its Subsidiaries has asserted any claim or commenced any Action (including any “cease and desist” letter or invitation to take a license) against any Person alleging infringement, misappropriation or other violation of any Company Intellectual Property.

(f) The Company and each of its Subsidiaries has taken commercially reasonable measures in accordance with industry standards to monitor and control the use of its Trademarks by third parties, the quality of the products and services that bear its Trademarks, and protect the goodwill associated therewith, and to safeguard and maintain the confidentiality of all material Trade Secrets included in the Company Intellectual Property. To the Knowledge of the Company, no material Trade Secret included in the Company Intellectual Property has been used or discovered by or disclosed to any Person except (i) pursuant to written agreement including appropriate terms of non-disclosure and confidentiality that have not been breached in any material respect; or (ii) to any Governmental Authority.

Section 4.10 IT Assets; Software.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Software.

(b) The Company and each of its Subsidiaries has (1) taken commercially reasonable steps and implemented commercially reasonable procedures in accordance with industry standards to prevent unauthorized access to, and the introduction of Malicious Code into, the Company IT Assets owned or controlled by the Company or its Subsidiaries, and (2) implemented commercially reasonable disaster recovery plans, procedures and facilities for its business, in each case, in a manner that is consistent with industry practices. The Company IT Assets (1) operate and perform in all material respects as required by the Company and its Subsidiaries for the operation of their respective businesses as currently conducted and as proposed to be conducted, (2) have not malfunctioned or failed in a manner that has materially adversely affected the operation of the Company’s or its Subsidiaries’ businesses since January 1, 2017, and (3) are free from any material bugs and other material defects and, to the Knowledge of the Company, any Malicious Code. To the Knowledge of the Company, no Person has gained unauthorized access to or materially misused any Company IT Asset since January 1, 2017.

(c) Section 4.10(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Open Source Software that is included, embedded, linked to, or otherwise incorporated in any Company Software that is licensed or otherwise distributed to any Person by or on behalf of the Company and any of its Subsidiaries. No Open Source Software is embedded or incorporated in, or linked to, the Company Software in a manner that that requires, or could reasonably be interpreted to require, as a condition of modification, licensing, conveyance or distribution of the applicable Open Source Software, that any Company Software combined, linked or distributed with or derived from such Open Source Software (or any modifications or derivative works thereof), be disclosed, licensed, conveyed, distributed or made available in source code form or other form allowing such Company Software to be reverse-engineered, or on a royalty-free basis.

(d) Neither the Company nor any of its Subsidiaries has disclosed or delivered or authorized the disclosure or delivery of any material Company Source Code to any Person and no Person has the right, contingent or otherwise, to obtain access to or use any Company Source Code, including pursuant to a source code escrow or similar agreement, other than, in each case, the Company’s or its Subsidiaries’ own employees, consultants and contractors who access Company Source Code solely for the benefit of the Company or its Subsidiaries, each of whom is obligated to maintain the confidentiality of the Company Source Code pursuant to a written, valid and enforceable agreement.

Section 4.11 Employment and Employee Benefits Matters.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Employee Plan. With respect to each material Employee Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (1) the Employee Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (2) a written description of such Employee Plan, if such plan is not set forth in a written document, (3) the most recently prepared actuarial report, if any, and (4) all material correspondence to or from any Governmental Authority received in the last two (2) years with respect to any Employee Plan.

(b) (1) Each Employee Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including ERISA and the Code, (2) all material contributions or other amounts payable by the Company or its Subsidiaries with respect to each Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (3) there are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any material Liability to the Company or its Subsidiaries.

(c) With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (1) the most recent summary plan description together with any summaries of all material modifications thereto, (2) the most recent IRS determination or opinion letter and (3) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(d) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code through the issuance of a favorable determination letter or a prototype plan letter, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Employee Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be expected to be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(e) In the six (6) years prior to the date hereof, neither the Company nor any ERISA Affiliate has sponsored, maintained, or contributed to, nor has it had any obligation to contribute to, (1) any plan subject to Section 412 or 302 of the Code or Title IV of ERISA, (2) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), or (3) a “defined benefit plan” within the meaning of Section 3(35) of ERISA or Section 414(j) of the Code. No Employee Plan is a “multiple employer plan” (within the meaning of Section 412(c) of the Code).

(f) No Employee Plan provides severance, retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, except as required by applicable Law.

(g) Each Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been maintained and operated in all material respects in compliance with Section 409A of the Code.

(h) Neither the execution and delivery of this Agreement, nor approval of this Agreement nor the consummation of the Transactions (either alone or in combination with another event) will (1) result in any material payment becoming due to any current or former employee, director, officer or independent contractor of the Company or its Subsidiaries under an Employee Plan, (2) increase the amount of any compensation or benefits due to any such employee, director, officer or independent contractor under any Employee Plan, (3) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Employee Plan, (4) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Employee Plan on or following the Effective Time, or (5) otherwise give rise to any material liability under any Employee Plan.

(i) Neither the execution and delivery of this Agreement, nor approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount to any “disqualified individual” as defined in Section 280G of the Code and regulations promulgated thereunder, that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Employee Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(k) No Employee Plan is maintained outside the jurisdiction of the United States or covers any employees of Company or its Subsidiaries who reside or work outside of the United States.

(l) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization and there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or its Subsidiaries.

(m) (1) There is no strike, work slowdown, unfair labor practice or similar labor difficulty pending or, to the Company’s Knowledge, threatened in writing, nor has the Company experienced any such activity, (2) the Company is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices (including equal employment opportunity laws), classification of employees and independent contractors, terms and conditions of employment, wages and hours and occupational safety and health, workers’ compensation, affirmative action, employee privacy and plant closings, and (3) the Company and its Subsidiaries have not incurred any material Liability under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(n) In the three (3) years preceding the date of this Agreement, (1) no allegations of sexual harassment have been made against any officer of the Company or any of its Subsidiaries, and (2) neither the Company nor any of its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or misconduct by an officer of the Company or any of its Subsidiaries.

Section 4.12 Taxes.

(a) (i) All income and other material Tax Returns required to be filed by or on behalf of the Acquired Companies on or before the Closing Date (taking into account extensions) (the “Acquired Company Returns”) have been or will be filed on or before the applicable due date (taking into account any extensions of such due date) and (ii) all amounts shown on the Acquired Company Returns to be due on or before the Closing Date (taking into account extensions) (and all other material Taxes of the Acquired Companies due on or before the Closing Date, whether or not shown as due on any Acquired Company Returns) have been or will be paid (or accrued on the applicable books of the Acquired Companies, in the case of Taxes payable with respect to a Tax Return due to be filed after the Closing Date) on or before the Closing Date;

(b) Each of the Acquired Companies has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(c) All material Taxes required to have been collected and paid on the sale of products or Taxable services by the Acquired Companies (whether or not denominated as sales or use taxes) have been properly and timely collected and paid, or all sales tax exemption certificates or other proof of the exempt nature of sales of such products or services have been properly collected and retained or, to the extent required, submitted to the appropriate Taxing Authority;

(d) None of the Acquired Companies is subject to any private letter rulings, technical advice memoranda or any similar Tax ruling or any closing agreement received by or agreed to by or on behalf of the Acquired Companies and relating to material Taxes for any Taxable period for which the statute of limitations has not yet expired;

(e) The Company has delivered or made available (or will deliver or make available) to Parent each study related to state Tax nexus of the Acquired Companies and conducted from January 1, 2017 through the Closing Date;

(f) (i) There are no current examinations or audits of any Acquired Company Return in progress involving material Taxes and (ii) no written notice of a claim or pending investigation has been received by any of the Acquired Companies from any Taxing Authority in any jurisdiction where an Acquired Company does not file Tax Returns or pay Taxes that such Acquired Company is or may be subject to Taxes in that jurisdiction or may have a duty to file Tax Returns in that jurisdiction;

(g) No extension or waiver of the limitation period applicable to any material Acquired Company Returns has been requested or granted that is currently in effect;

(h) No Action is pending or has been threatened in writing against or with respect to the Acquired Companies in respect of any Tax;

(i) No deficiency of material Taxes in respect of the Acquired Companies has been asserted in writing as a result of any audit or examination by any Taxing Authority that has not been resolved or paid in full;

(j) None of the Acquired Companies (i) has been a member of an affiliated combined, consolidated or unitary Tax group for purposes of filing any Tax Return other than a group of which an Acquired Company was the common parent or (ii) could have any material liability for Taxes of another Person (other than another Acquired Company) as a result of such Acquired Company being a member of such a group for purposes of filing any Tax Return prior to the Closing, or as a transferee or successor (as a result of facts in existence prior to the Closing);

(k) The Acquired Companies are in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Acquired Companies and any affiliates, and the prices for any material property or services (or for the use of any property) provided by or to the Acquired Companies or any of their affiliates are arm’s length prices for purposes of the relevant applicable transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code;

(l) None of the Acquired Companies has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(m) There are no material Liens for Taxes upon the assets of the Acquired Companies (other than Permitted Liens);

(n) None of the Acquired Companies is subject to a Tax sharing, allocation, indemnification or similar agreement (except such agreements as are (i) solely among the Acquired Companies or (ii) commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes) pursuant to which it could have an obligation to make a material payment to any Person in respect of Taxes;

(o) None of the Acquired Companies has entered into any gain recognition agreement under Section 367 of the Code;

(p) In the past two (2) years, none of the Acquired Companies has distributed shares of another Person, or has had shares of its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;

(q) (i) Each of the Company, Wildcat, Inc. and the Company Bank is and always has been a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes and has had comparable status under the Laws of any other jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return; and (ii) each Subsidiary of the Company other than Wildcat, Inc. and the Company Bank is and has always been a disregarded entity for U.S. federal income tax purposes;

(r) Within the past five (5) years, the equity interests in the Company have not been “United States real property interests” within the meaning of Section 897 of the Code;

(s) None of the Acquired Companies will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a Tax period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date; (iii) installment sale or “open transaction” disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) intercompany transaction or excess loss account described in Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into or created prior to the Closing or (vi) election under Section 108(i) of the Code;

(t) None of the Acquired Companies is engaged in or has ever been engaged in a trade or business through a “permanent establishment” within the meaning of an applicable income Tax treaty in any country other than the United States; and

(u) Since December 31, 2018, there has not been any action taken that, had it been taken after the Execution Date, would have violated the provisions of Section 7.01(t).

Section 4.13 Real Property. Neither the Company nor any of its Subsidiaries owns any interest in any real property. Section 4.13 of the Company Disclosure Letter sets out a list of all leased facilities of the Company and its Subsidiaries (the “Leased Facilities”) as of the Execution Date. The Company or its Subsidiaries, as applicable, (a) has a valid, binding and enforceable leasehold interest in all Leased Facilities and no material breach or default by the Company or its Subsidiaries party thereto or, to the Knowledge of the Company, any of the other parties thereto, exists and (b) none of the leases for the Leased Facilities have been assigned or subleased by the Company or its Subsidiaries to a third party. As of the Execution Date, neither the Company nor any of its Subsidiaries has received any written notice from any other party to a lease for any Leased Facilities of the termination thereof, no default has occurred or is continuing under any lease for any Leased Facilities, no material dispute or controversy exists under any material lease for any Leased Facilities, there are no existing, pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings to which the Leased Facilities are subject, and neither the Company nor any of its Subsidiaries has received written notice of any current or pending regulatory proceedings, administrative actions or litigation relating to any portion of the Leased Facilities, as applicable.

Section 4.14 Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Affiliates who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates upon consummation of the Transactions.

Section 4.15 Certain Contracts.

(a) Section 4.15 of the Company Disclosure Letter lists each of the following contracts, arrangements, commitments and understandings (whether written or oral and excluding any Loans or Employee Plans) (“Contracts”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound as of the Execution Date (collectively, “Company Contracts”), a true, correct and complete copy of each of which has been made available to Parent:

(i) any Contract relating to Indebtedness for borrowed money on the part of the Company or any of its Subsidiaries, including any capitalized leases and any other similar financing transactions in which the Company or any of its Subsidiaries is the borrower and any Indebtedness from an individual;

(ii) any lease with respect to the Leased Facilities;

(iii) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell any equity securities of any Person;

(iv) any Contract that contains a non-compete or client, customer or employee non-solicit restriction on the Company or its Subsidiaries or any other provision that materially restricts the conduct of any line of business by the Company or any of its Subsidiaries or that would restrict the conduct of any line of business by Parent or any of its Subsidiaries (other than the Surviving Company or any of its Subsidiaries) in any geographic area or during any period of time;

(v) any Contract with or to a labor union, guild or labor organization relating to such organizations’ representation of employees of the Company or its Subsidiaries (including any collective bargaining agreement);

(vi) any Contract which creates future aggregate payment obligations by the Company or any of its Subsidiaries in excess of $750,000 in any twelve (12) month period, and that by its terms does not terminate or is not terminable without penalty upon notice of ninety (90) days or less;

(vii) any Contract under which the Company or any of its Subsidiaries is entitled to receive payments in excess of $750,000;

(viii) any Contract that obligates the Company or any of its Subsidiaries, or, following the Closing, will obligate Parent or the Surviving Company or any of their respective Affiliates, to conduct business with any third party on a preferential or exclusive basis or that contains “most favored nation” or similar covenants;

(ix) any Contract, other than that entered into in the ordinary course of business consistent with past practice, that relates to the acquisition or disposition of any business or assets (whether by merger, sale of stock, sale of assets or otherwise) and that has any outstanding obligations as of the Execution Date that are material to the Company and its Subsidiaries, taken as a whole;

(x) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(xi) any Contract which relates to a joint venture, partnership, limited liability company agreement or similar agreement;

(xii) any Contract affecting or relating to the equity interests of the Company or any non-wholly owned Subsidiary other than the Transaction Agreements, including any agreement with any stockholder of the Company or any non-wholly owned Subsidiary which includes anti-dilution rights, registration rights, voting arrangements, operating covenants or similar provisions;

(xiii) any Contract which relates to any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(xiv) other than Employee Plans, proprietary information and invention assignment agreements, any Contract with a Related Party (each Contract with a Related Party not of the types listed in this Section 4.15(a)(xiv), a “Related Party Contract”);

(xv) any Contract with a Key Merchant Service Counterparty (each such Contract, a “Key Merchant Service Contract”);

(xvi) any Contract of guarantee, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person (other than a customer or client of the Company or any of its Subsidiaries);

(xvii) any Contract with a Governmental Authority;

(xviii) any Contract in which the Company Bank establishes and maintains a dedicated BIN/ICA for an independent sales organization;

(xix) any Contract with any Card Network; and

(xx) any IP Contract.

(b) Neither the Company nor any of its Subsidiaries knows of, or has received written or, to the Knowledge of the Company, oral notice of, any violation of any Company Contract by any of the other parties thereto which, individually or taken together with all other facts, circumstances and events, would reasonably be likely to have a Company Material Adverse Effect. As of the Execution Date, neither the Company nor any of its Subsidiaries is in a material dispute with any other party to a Company Contract.

(c) (1) Each Company Contract is legal, valid and binding on the Company or one of its Subsidiaries, as applicable, and is in full force and effect and is enforceable in accordance with its terms except as limited by the Bankruptcy and Equity Exception, (2) the Company and each of its Subsidiaries has performed all material obligations required to be performed by it under each Company Contract, (3) to the Knowledge of the Company, as of the Execution Date, each third-party counterparty to each Company Contract has performed all material obligations required to be performed by it under such Company Contract, and (4) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default in any material respect on the part of the Company or any of its Subsidiaries under any such Company Contract. As of the Execution Date, neither the Company nor any Subsidiary has received written notice to terminate any such Company Contracts.

Section 4.16 Title to Assets. The Company and its Subsidiaries have good and valid title to all material properties and assets reflected in the most recent Financial Statements for such entity (other than those disposed of since the date of such applicable Financial Statements in the ordinary course of business consistent with past practice or in compliance with the provisions of this Agreement), free and clear of all Liens other than Permitted Liens and pledges of assets reflected in the most recent Financial Statements.

Section 4.17 Financial Statements.

(a) The Company has furnished Parent with true, correct and complete copies of (1) the consolidated audited financial statements of the Company and its Subsidiaries (including any related notes and schedules thereto and the signed, unqualified opinion of Ernst and Young LLP, its independent auditor) for each of the fiscal years ended December 31, 2018, 2017 and 2016 (the “Audited Financial Statements”) and (2) the unaudited consolidated balance sheet, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows of the Company and its Subsidiaries as of and for the three (3), six (6) and nine (9) month periods ended September 30, 2019 (collectively, the “Interim Financial Statements”, and together with the Audited Financial Statements and any such consolidated audited and unaudited financial statements of the Company and its Subsidiaries for any fiscal year or fiscal quarter after the Execution Date but prior to the Closing Date, the “Financial Statements”).

(b) Except as described in the notes thereto, the Financial Statements (i) have been prepared or will be prepared in accordance with GAAP, consistently applied, (ii) fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as of the date thereof or the period then ended, and (iii) were derived or will be derived from and are or will be consistent with the

Records of the Company and its Subsidiaries and were or will be prepared in compliance in all material respects with the internal control procedures of the Company and its Subsidiaries; provided that the Interim Financial Statements and any other unaudited financial statements of the Company and its Subsidiaries do not contain notes and schedules and exclude normal year-end adjustments. There are no off-balance sheet transactions, arrangements, obligations or relationships attributable to the Company or any of its Subsidiaries which, individually or taken together with all other facts, circumstances and events, would be reasonably likely to have a Company Material Adverse Effect. As of the Execution Date, neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any auditor, accountant or representative thereof has received any unresolved material complaint, allegation or assertion of a problem or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective accounting controls.

(c) Since December 31, 2018, the Company and each of its Subsidiaries has timely filed all reports, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file under any applicable Law with any applicable Governmental Authorities, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, statement or other document or to pay such fees and assessments would not, individually or taken together with all other facts, circumstances and events, reasonably be likely to have, a Company Material Adverse Effect. As of their respective dates, each of such reports, statements and other documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all Laws of the applicable Governmental Authority with which they were filed.

Section 4.18 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any (a) Liabilities, obligations or commitments of any nature whatsoever (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) of a type required to be recorded on a balance sheet prepared in accordance with GAAP or (b) Knowledge of any Liabilities, obligations or commitments of any nature whatsoever (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted), in each case, other than Liabilities, obligations or commitments (1) reflected on or reserved against in the Financial Statements, (2) incurred in the ordinary course of business consistent with past practice after December 31, 2018, (3) which, individually or taken together with all other facts, circumstances and events, would not be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole or (4) incurred in connection with the Transactions that will be included in the computation of Closing Net Book Value or the Company Transaction Expenses as finally determined hereunder.

Section 4.19 Transactions with Related Parties. Other than pursuant to the Related Party Contracts and Employee Plans, neither the Company nor any of its Subsidiaries is a debtor or creditor of, or otherwise party to any contract with or involved in any business arrangement with, any Related Party (except for (a) amounts due as salaries and bonuses in the ordinary course of business whether or not under an Employee Plan and (b) amounts payable in reimbursement of ordinary expenses), and no Related Party owns any asset, tangible or intangible, that is used in the business of the Company or any of its Subsidiaries.

Section 4.20 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “takeover,” “interested shareholder,” or other similar anti-takeover Law (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate or Company By-laws is applicable to this Agreement, the Company, or the Transactions.

Section 4.21 Controls. The Company (a) maintains controls and procedures sufficient to provide reasonable assurance that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (b) for the past three (3) years, has disclosed to the Company’s outside auditors (1) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting relating to the Company or its Subsidiaries which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 4.22 Regulatory Matters.

(a) With the exception of the FDIC Order, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of any Party or any of its Subsidiaries (collectively, the “Regulatory Authorities”) or other Governmental Authority that currently restricts the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Letter, a “Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the Company’s Knowledge, orally, since January 1, 2017, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any Regulatory Agreement. To the Company’s Knowledge, the Company Bank has satisfied all of the requirements set forth in the FDIC Order.(b) Since January 1, 2017, the Company and its Subsidiaries have at all times complied in all material respects with all applicable Data Privacy Laws. Since January 1, 2017, no claims have been asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person or Governmental Authority alleging any violation of any Personal Data or any Person’s privacy or other rights under any such Data Privacy Laws, or policies relating thereto, nor, to the Knowledge of the Company, is there any reasonable basis for any such claim.

(c) There are (1) no pending or, to the Knowledge of the Company, threatened disputes, proceedings or controversies between the Company or any of its Affiliates and any Governmental Authority, and (2) no pending or, to the Knowledge of the Company, threatened investigations (except for routine examinations conducted by a Governmental Authority in the ordinary course of the business of the Company or any of its Subsidiaries) or supervisory or enforcement actions by a Governmental Authority with respect to the Company or any of its Affiliates (including any Order, memorandum of understanding, written agreement or other similar agreement, or extraordinary supervisory letter, formal or informal), that would, in the case of each of clauses (1) and (2), reasonably be likely to (A) materially impair or materially delay the ability of the Company or any of its Subsidiaries to perform their obligations under this Agreement, (B) materially impair the validity or consummation of the Transactions, (C) materially restrict Parent, the Surviving Company or Parent Bank in any way in the operation of their respective businesses following the Closing or (D) require the Company, any of its Subsidiaries, Parent, the Surviving Company or Parent Bank to pay any material money damages or penalties.

(d) The Company and its Subsidiaries have established and implemented written policies and organizational, physical, administrative and technical measures regarding the protection, privacy, and security of Personal Data against any Security Breach, which policies and measures are reasonable, and consistent in all material respects with (1) industry practices, (2) any contractual commitments of the Company or any of its Subsidiaries, and (3) any publicly-facing privacy and security statements or policies adopted by the Company or any of its Subsidiaries (such policies and measures, collectively, the “Privacy and Security Policies”). All employees and other contractors of the Company or any of its Subsidiaries who have access to or have a role in the Processing of Personal Data have been informed regarding the applicable Privacy and Security Policies, and to the Knowledge of the Company, are, and since January 1, 2017 have been, in compliance in all material respects with the Privacy and Security Policies. The Company has delivered or made available true, correct and complete copies of all written policies and procedures relating to the Processing and security of Personal Data by the Company and its Subsidiaries.

(e) Since January 1, 2017, neither the Company nor any of its Subsidiaries has made any of its products or services available for use outside of the United States.

(f) The Company does not have Knowledge that it has experienced any Security Breach. The Company does not have Knowledge of any data security or other technological vulnerabilities with respect to the Company IT Assets that would reasonably be likely to materially and adversely affect the Company or any of its Subsidiaries.

(g) Since January 1, 2017, the Company and each of its Subsidiaries has complied in all material respects with all applicable Consumer Protection Laws, including Laws related to consumer lending or leasing, discriminatory lending, holding consumer assets, processing consumer payments, consumer advertising and disclosures, and unfair, deceptive or abusive acts or practices.

(h) The Company and each of its Subsidiaries, as applicable, maintains a written consumer compliance program that maintains procedures and controls reasonably designed to ensure compliance with applicable Consumer Protection Laws. All relevant employees of and consultants to the Company and its Subsidiaries, as applicable, have been informed of the applicable consumer compliance policies. The Company has delivered or made available true, correct and complete copies of all written consumer compliance policies and procedures of the Company and its Subsidiaries.

(i) To the Knowledge of the Company, as of the Execution Date, (i) neither the Company nor any of its Subsidiaries is under investigation by any Governmental Authority for a violation of any applicable Consumer Protection Laws, and (ii) there are no asserted or threatened claims, notices or administrative or court complaints against the Company or any of its Subsidiaries (whether by a Governmental Authority or any other party) relating to compliance with applicable Consumer Protection Laws by the Company, its Subsidiaries or any third parties acting on their behalf.

(j) Except for routine examinations conducted by a Governmental Authority in the ordinary course of the business of the Company or any of its Subsidiaries, no Governmental Authority has initiated any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2017. There is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations of the Company and its Subsidiaries. As of the Execution Date, except for routine examinations conducted by a Governmental Authority in the ordinary course of business of the Company or any of its Subsidiaries, no examination of the Company or any of its Subsidiaries by any Governmental Authority has taken place or is currently under way, and, to the Knowledge of the Company, no report of examination is pending.

(k) The Company Bank has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977 and does not have Knowledge of any pending downgrade of such rating.

Section 4.23 Solvency. Neither the Company nor any of its Subsidiaries has: (a) made a general assignment for the benefit of creditors; (b) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by its creditors; (c) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (d) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (e) admitted in writing its inability to pay its debts as they come due; or (f) made an offer of settlement, extension or composition to its creditors generally.

Section 4.24 Sufficiency of Assets. Immediately following the Closing, the Surviving Company and its Subsidiaries will own, or have the right to use, all of the assets, properties and rights necessary to conduct their respective businesses in substantially the same manner as they are conducted as of immediately prior to the Closing by the Company and its Subsidiaries.

Section 4.25 Regulated Businesses. Neither the Company nor any of its Subsidiaries operates in any line of business regulated under, or is otherwise subject to regulation under, any telecommunications, government contracting or other similar Laws. The Company and its Subsidiaries do not engage in business or other activities outside the United States. None of the Company or any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 4.26 Risk Management Instruments. Except as would not, individually or in the aggregate, be reasonably likely to be material and adverse to the Company and its Subsidiaries, taken as a whole, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (“Derivative Contracts”), whether entered into for the account of the Company, one of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any applicable Governmental Authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by the Bankruptcy and Equity Exception). Except as would not, individually or in the aggregate, be reasonably likely to be material and adverse to the Company and its Subsidiaries, taken as a whole, neither the Company nor its Subsidiaries, nor to the Company’s Knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contracts.

Section 4.27 Insurance.

(a) Section 4.27(a) of the Company Disclosure Letter sets forth, as of the Execution Date, a true, correct and complete list of all material policies (“Insurance Policies”) of Liability, property, fire, casualty business interruption, product Liability and other forms of insurance owned or held by the Company and each of its Subsidiaries, true, correct and complete copies of which have previously been made available to Parent. To the Knowledge of the Company, as of the Execution Date, there is no threatened termination of any Insurance Policies.

(b) The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their Insurance Policies and are not in default under any of the terms thereof.

(c) Each Insurance Policy is outstanding and in full force and effect and, except for policies insuring against potential Liabilities of current or former officers, directors and employees (or their covered dependents under applicable Law) of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies.

(d) All premiums and other payments due under the Insurance Policies have been paid, and all claims thereunder have been filed in due and timely fashion, with such exceptions that would not be reasonably likely to be, either individually or in the aggregate, material and adverse to the Company and its Subsidiaries, taken as a whole.

(e) Since January 1, 2017, any material litigation or claim against the Company or any of its Subsidiaries covered by an Insurance Policy has been submitted to the appropriate insurer and the Company has provided such insurers with regular updates with respect to any such litigation or claims.

Section 4.28 Customer Complaints. The Company has made available to Parent true, correct and complete copies of all Material Complaints received in writing or electronically by the Company or any of its Subsidiaries from and after January 1, 2018 and prior to the execution of this Agreement and which relate to the business of the Company or any of its Subsidiaries.

Section 4.29 Environmental Matters. (1) The Company and each of its Subsidiaries are and have since January 1, 2017, been in material compliance with all Environmental Laws; (2) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each, a “Hazardous Substance”) by the Company or any of its Subsidiaries, on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any of its Subsidiaries which would result in material Liability to the Company or any of its Subsidiaries; (3) the Company and its Subsidiaries do not have any material Liability for Hazardous Substance disposal or contamination on any third-party property; (4) as of the Execution Date, the Company and its Subsidiaries have not received any written or, to the Knowledge of the Company, oral notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law; and (5) the Company and its Subsidiaries are not subject to any order, decree, injunction, agreement or indemnity relating to liability under any Environmental Law. “Environmental Laws” means any Law relating to (x) releases or threatened releases of Hazardous Substance; (y) pollution or the protection of health, safety, or the environment; or (z) the manufacture, handling, transport, use, treatment, storage, presence, or disposal of Hazardous Substances.

Section 4.30 Loans and Servicing.

(a) Each loan, loan agreement, note, borrowing arrangement or other extension of credit (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Loans”) currently outstanding (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) to the extent secured, has been secured by valid Liens which have been perfected and (C) to the Company’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The material notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by the Company or its Subsidiaries.

(b) Each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents and the Acquired Companies’ written underwriting standards, in each case, in compliance in all material respects with all applicable requirements of applicable Law, the Acquired Companies’ policies and procedures and, with respect to Loans being serviced by the Acquired Companies, the policies and procedures of the serviced customers. There are no material oral modifications or amendments or additional agreements related to the Loans. All such Loans are owned by the Company or its Subsidiaries free and clear of any Liens. No claims of defense as to the enforcement of any Loan have been asserted against the Company or any of its Subsidiaries for which there is a reasonable possibility of a material adverse determination, and the Company has no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination. None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (A) Loans or pools of Loans or (B) participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries.

(c) The Company has made available to Parent a true, complete and correct list in all material respects of all Loans with an outstanding principal balance greater than or equal to $10,000 that, as of September 30, 2019, were classified by the Company Bank as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch” or words of similar import.

(d) Section 4.30(d) of the Company Disclosure Letter sets forth a list of all Loans outstanding as of the Execution Date by the Company or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no executive officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance with all applicable Laws.

(e) Neither the Company nor any of its Subsidiaries is (A) now nor has it ever been since January 1, 2017 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by any Governmental Authority relating to the origination or servicing of Loans or (B) has Knowledge of any actual or threatened claim, proceeding or investigation with respect thereto by any Person.

(f)

(i) The Company has made available to Parent true, complete and correct copies of the Loan files related to each individual Loan, note, borrowing arrangement and other commitment for credit relationships with a customer commitment greater than or equal to $10,000 in the case of Credit Card Loans (as such term is defined in the Company’s Financial Statements) between the Company or any of its Subsidiaries, on the one hand, and a single third-party obligor, on the other hand, as of September 30, 2019, a list of which has been made available to Parent by the Company.

(ii) The Company has made available to Parent true, complete and correct copies of the Loan files related to each individual Loan, note, borrowing arrangement and other commitment for credit relationships with a customer commitment greater than or equal to $20,000 in the case of Installment Loans (as such term is defined in the Company’s Financial Statements) between the Company or any of its Subsidiaries, on the one hand, and a single third-party obligor, on the other hand, as of September 30, 2019, a list of which has been made available to Parent by the Company.

(g) The Company has made available to Parent spreadsheets containing information regarding all Loans made by the Company or any of its Subsidiaries as of September 30, 2019 (the “Loan Data File”). The information contained in the Loan Data File is complete and accurate in all material respects as of September 30, 2019.

(h) The Company’s allowance for loan losses (“ALL”) is, and shall be as of the Effective Time, in compliance in all material respects with its existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be established in all material respects under all such standards, it being understood that as of the Execution Date the Company is not subject to CECL requirements.

(i) Notwithstanding anything herein to the contrary, no representations and warranties in this Section 4.30 (other than Section 4.30(f)) are made with respect to Loans relating to Company Bank Credit Card Accounts and Receivables.

Section 4.31 Trust Business. Neither the Company nor any of its Subsidiaries acts as a fiduciary on behalf of others in any capacity or otherwise engages in any fiduciary activities.

Section 4.32 Money Services Business. Neither the Company nor any of its Subsidiaries is in the business of acting as a money transmitter.

Section 4.33 Merchants, Referral Partners and Vendors.

(a) Section 4.33(a) of the Company Disclosure Letter sets forth (i) the thirty (30) largest customers of the Company Bank for whom the Company Bank, directly or indirectly, provides or arranges to provide payment processing services for the nine-month period ending on September 30, 2019 (the “Top Merchants”) and the Merchant Category Codes of such Top Merchants and (ii) the thirty (30) largest, by residuals paid, registered independent sales organizations and/or service providers of the Company Bank for the nine-month period ending on September 30, 2019 (together with the Top Merchants, the “Key Merchant Service Counterparties”), and the corresponding gross revenue attributable to each such Key Merchant Service Counterparty during such period.

(b) As of the Execution Date, (i) no Key Merchant Service Counterparty has terminated its relationship with the Company or any of its Subsidiaries or materially and adversely (from the Company’s and/or its Subsidiaries’ perspectives) changed the pricing or other terms of its business relationship with the Company or its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has received any written notice from any Key Merchant Service Counterparty that it intends to terminate or materially and adversely change the pricing or other terms of its business relationship with the Company or any of its Subsidiaries.

(c) Since January 1, 2019 through the Execution Date, neither the Company nor any of its Subsidiaries has received written notice (i) from a Card Network that any Key Merchant Service Counterparty or Merchant is not in compliance with the Rules, other than routine notices, or compliance issues that have been resolved, (ii) that any Key Merchant Service Counterparty or Merchant is subject to any Action or inquiry before, or is subject to an Order with, the Federal Trade Commission, the

Consumer Financial Protection Bureau or other Governmental Authority with regard to such Person’s business practices, other than Actions, inquiries or Orders that have been resolved, (iii) that any Merchant is participating or required to participate in a “Risk Monitoring Service” or “Excessive Chargeback Monitoring” or any Merchants are “Chargeback Monitored Merchants” as defined in the Rules or have been placed on the “MATCH” (Merchant Alert to Control High-Risk) File or its equivalent, other than any such issues that have been resolved or (iv) that any Merchant has had any unauthorized acquisition, unauthorized disclosure or theft of any “Cardholder Data” and “Sensitive Authentication Data” as defined in the PCI-DDS.

(d) No Merchant is an “Unacceptable Merchant” as defined in the Company Bank’s Merchant Policy, a true, complete and correct copy of which has been made available to Parent.

Section 4.34 Credit Card Accounts and Receivables.

(a) The Company Bank Credit Card Accounts and Receivables (other than those acquired from a third party) have been originated, created, maintained and serviced in compliance in all material respects with applicable Law and the Company’s policies and procedures, and are being maintained in all material respects in accordance with the Account Agreements and the Company’s written underwriting standards. In the case of any Company Bank Credit Card Accounts and Receivables acquired from a third party, to the Knowledge of the Company such accounts and Receivables have been originated, created, maintained and serviced in compliance in all material respects with applicable Law and the originator’s policies and procedures. The interest rates, fees and charges in connection with the Company Bank Credit Card Accounts and Receivables comply with applicable Law and the applicable Account Agreements, in each case, in all material respects. All disclosures made in connection with the Company Bank Credit Card Accounts and Receivables complied with applicable Law in all material respects as of the time made. The Account Agreements, as they relate to the Company Bank Credit Card Accounts and Receivables are enforceable in accordance with their terms (except as enforceability may be limited by the Bankruptcy and Equity Exception).

(b) Each Company Bank Credit Card Account and Receivable relates to the extension of credit and the advancement of monies on a revolving basis and would be considered a credit card account under Regulation Z of the Federal Reserve Board. None of the Company Bank Credit Card Accounts and Receivables is secured by any collateral.

(c) The list of forms of Account Agreements in Section 4.34(c) of the Company Disclosure Letter constitutes all of the forms used as of the Execution Date in the origination, creation, maintenance, and servicing of the Company Credit Card Accounts and Receivables. As of the Execution Date, all Company Credit Card Accounts and Receivables are governed in all material respects by Account Agreements in one of such forms, and the terms of the Account Agreements have not been waived (other than on a case-by-case basis as reflected in the Records), impaired, altered or modified in any material respect.

Section 4.35 Reorganization. None of the Acquired Companies has Knowledge of the existence of any facts, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.36 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Merger, Subsequent Merger, Bank Merger or any of the other Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article IV, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate or budget relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article IV, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger, Subsequent Merger, Bank Merger or any of the other Transactions. Notwithstanding the foregoing, nothing in this Section 4.36 shall limit Parent’s, Merger Sub I’s or Merger Sub II’s remedies with respect to claims of Fraud.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent nor any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent, Merger Sub I and Merger Sub II in Article VI, the Parent Disclosure Letter or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives. Without limiting the generality of the foregoing, the Company acknowledges that, except as expressly provided in Article VI, the Parent Disclosure Letter or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to the Company or any of its Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE KEY STOCKHOLDERS

Except as set forth on the Company Disclosure Letter, each of the Key Stockholders, severally (and not jointly), represents and warrants to Parent, Merger Sub I and Merger Sub II as of the Execution Date and as of the Closing Date (except to the extent any such representation and warranty relates to a specific date, in which case such Key Stockholder hereby makes to Parent, Merger Sub I and Merger Sub II such representation and warranty only as of such date) as follows:

Section 5.01 Organization; Authorization; Enforceability; Non-Contravention.

(a) Organization.

(i) Each Key Stockholder that is a legal entity (1) is duly incorporated or organized, validly existing and, to the extent applicable, in good standing (or the equivalent, if any, in the applicable jurisdiction) under the Laws of its respective jurisdiction of incorporation, formation or organization, (2) is duly qualified or authorized to do business as a foreign corporation and is in good standing as such under the laws of each jurisdiction where the nature of its business makes such qualification necessary and (3) has the requisite corporate or other organizational power to own, operate or lease the properties and assets owned, operated or leased by it and to conduct its business as presently conducted.

(ii) Each Key Stockholder that is a natural person has the power, authority and capacity (1) to execute and deliver this Agreement, (2) to perform his or her obligations hereunder and (3) to consummate the Transactions.

(iii) Each Key Stockholder that is a trust (1) is duly formed and is validly existing under the laws of its respective jurisdiction and (2) has the requisite power and authority to own, operate or lease the properties and assets owned, operated or leased by it and to conduct its business as presently conducted. The trustees of any such trust are all duly appointed and acting trustees of such trust and have authority to act on behalf of such trust.

(b) Corporate Authorization.

(i) The execution, delivery and performance by each Key Stockholder that is a legal entity of this Agreement and the consummation by each such Key Stockholder of the Transactions are within such Key Stockholder’s powers and have been duly authorized by all necessary action on the part of each such Key Stockholder. This Agreement has been duly executed and delivered by such Key Stockholder and (assuming due authorization, execution and delivery by the other Parties hereto) constitutes a valid and binding obligation of each such Key Stockholder, enforceable against each such Key Stockholder, subject to the Bankruptcy and Equity Exception.

(ii) This Agreement has been duly executed and delivered by each Key Stockholder that is a natural person and (assuming due authorization, execution and delivery by the other Parties hereto) constitutes a legal, valid and binding obligation of such Key Stockholder, enforceable against such Key Stockholder, subject to the Bankruptcy and Equity Exception.

(iii) The execution, delivery and performance by the trustees of each Key Stockholder that is a trust of this Agreement and the consummation by each such Key Stockholder of the Transactions are within such trustees’ and such Key Stockholder’s powers and have been duly authorized by all necessary action on the part of such trustees. This Agreement has been duly executed and delivered by such trustees and (assuming due authorization, execution and delivery by the other Parties hereto) constitutes a valid and binding obligation of each such Key Stockholder, enforceable against each such Key Stockholder, subject to the Bankruptcy and Equity Exception.

Section 5.02 No Conflict. Neither the execution and delivery of the Transaction Agreements by each Key Stockholder nor the consummation by each Key Stockholder of the Transactions, nor compliance by each Key Stockholder with any of the terms or provisions hereof or thereof, will (1) violate any provision of the organizational documents of any Key Stockholder that is a legal entity or (2) assuming that the consents, approvals and filings referred to in Section 4.05, Section 5.03 and Section 6.04 are duly obtained, (x) violate any Laws applicable to any Key Stockholder or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of any Key Stockholder under any of the terms, conditions or provisions of any Contract to which such Key Stockholder is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (x) and (y) above, for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would be not reasonably likely to be material and adverse to such Key Stockholder.

Section 5.03 Consents and Approvals. No consents or approvals of or filings or registrations with any Governmental Authority are necessary on the part of any Key Stockholder in connection with (a) the execution and delivery by such Key Stockholder of the Agreement or (b) the consummation by such Key Stockholder of the Transactions.

Section 5.04 Title to Interests. Each Key Stockholder has good and valid title to 100% of the issued and outstanding Company Common Stock held by it, free and clear of any Liens, other than restrictions under applicable securities Laws.

Section 5.05 Absence of Litigation. As of the Execution Date, there are no Actions pending or threatened in writing against such Key Stockholder (a) that challenge the validity or consummation of the Transactions, or (b) against or affecting such Key Stockholder that would reasonably be likely to materially impair the ability of such Key Stockholder to perform its obligations under this Agreement.

Section 5.06 No Registration; Knowledge and Experience. Each Key Stockholder receiving Parent Common Stock (a “Stock Electing Key Stockholder”) acknowledges that the shares of Parent Common Stock to be delivered to the Stock Electing Key Stockholder at the Closing have not been registered under the Securities Act or under any state securities Laws. Each Stock Electing Key Stockholder (a) is acquiring the Parent Common Stock pursuant to an exemption from registration under the Securities Act for its own account solely for investment with no present intention or plan to distribute any of Parent Common Stock to any Person nor with a view to or for sale in connection with any distribution thereof, (b) will not sell or otherwise dispose of any of the Parent Common Stock, except in compliance with the registration requirements or exemption provisions of the Securities Act, any other applicable securities Laws and this Agreement, (c) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Parent Common Stock and of making an informed investment decision, and (d) is an “accredited investor” (as that term is defined by Rule 501 of the Securities Act). Without limiting any of the foregoing, each Stock Electing Key Stockholder has not taken, and will not take, any action that would otherwise cause the Parent Common Stock to be subject to the registration requirements of the Securities Act.

Section 5.07 Reliance on Exemptions. Each Stock Electing Key Stockholder understands that shares of Parent Common Stock are being offered and sold to the Stock Electing Key Stockholder in reliance on specific exemptions from the registration requirements of United States federal and state securities Laws and regulations and that Parent is relying upon the truth and accuracy of, and each Stock Electing Key Stockholder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of each Stock Electing Key Stockholder set forth herein in order to determine the availability of such exemptions and the eligibility of each Stock Electing Key Stockholder to acquire the Parent Common Stock.

Section 5.08 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Key Stockholders nor any other Person makes any express or implied representation or warranty with respect to the Key Stockholders or their respective Affiliates in connection with this Agreement or the Merger, Subsequent Merger, Bank Merger or any of the other Transactions, and each of the Key Stockholders hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article V, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, neither the Key Stockholders nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any prospective information relating to the Key Stockholders or any of their respective

Affiliates; or (ii) except for the representations and warranties made in this Article V, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Key Stockholders, the negotiation of this Agreement or in the course of the Merger, Subsequent Merger, Bank Merger or any of the other Transactions. Notwithstanding the foregoing, nothing in this Section 5.08 shall limit Parent’s remedies with respect to claims of Fraud.

(b) Notwithstanding anything contained in this Agreement to the contrary, each Key Stockholder acknowledges and agrees that neither Parent nor any other Person has made or is making, and each Key Stockholder expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries whatsoever, express or implied, beyond those expressly given by Parent, Merger Sub I and Merger Sub II in Article VI, the Parent Disclosure Letter or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to each Key Stockholder, or any of its Representatives. Without limiting the generality of the foregoing, each Key Stockholder acknowledges that, except as expressly provided in Article VI, the Parent Disclosure Letter or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to it or any of its Representatives.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Except as set forth in the Parent Disclosure Letter or disclosed in Parent’s Annual Report on Form 10-K for the year ended December 31, 2018 or any other report, registration statement, definitive proxy statement or information statement filed with the SEC by Parent subsequent to December 31, 2018 (in each case, excluding any disclosures in such reports or statements in any risk factors section, in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature), Parent, Merger Sub I and Merger Sub II represent and warrant to the Company, as of the Execution Date and as of the Closing Date (except to the extent any such representation and warranty relates to a specific date, in which case Parent, Merger Sub I and Merger Sub II hereby make to the Company such representation and warranty only as of such date), as follows:

Section 6.01 Organization; Authorization; Enforceability; Non-Contravention.

(a) Organization.

(i) Parent (1) is a corporation duly organized and validly existing under the Laws of the State of Delaware, (2) is duly qualified or authorized to do business as a foreign corporation and is in good standing as such under the laws of each jurisdiction where the nature of its business makes such qualification necessary and (3) has the requisite corporate or other organizational power to own, operate or lease the properties and assets owned, operated or leased by it and to conduct its business as presently conducted, except, in each case, where the failure to be so qualified, authorized or in good standing, or to have such power or authority, would not, individually or in the aggregate, be reasonably likely to be material and adverse to Parent and its Subsidiaries, taken as a whole.

(ii) Each of Merger Sub I and Merger Sub II (1) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, (2) is duly qualified or authorized to do business as a foreign limited liability company and is in good standing as such under the laws of each jurisdiction where the nature of its business makes such qualification necessary and (3) has the requisite corporate or other organizational power to own, operate or lease the properties and assets owned, operated or leased by it and to conduct its business as presently conducted.

(b) Corporate Authorization. Each of Parent, Merger Sub I, Merger Sub II and any of their respective Affiliates that is a party to any of the Transaction Agreements has full corporate or other organizational power and authority to execute and deliver the Transaction Agreements to which it is a party and to perform its obligations under, and consummate the Transactions contemplated by, each such Transaction Agreement. The execution, delivery and performance of this Agreement by Parent have been duly and validly authorized by all necessary corporate action on the part of Parent. The execution, delivery and performance of each of the Transaction Agreements (other than this Agreement) to which Parent, Merger Sub I or Merger Sub II or any of their respective Affiliates is a party have been duly and validly authorized by all necessary corporate or other organizational action on the part of Parent, Merger Sub I, Merger Sub II or any such Affiliate.

(c) Binding Effect. This Agreement has been, and the other Transaction Agreements will be at the Closing, duly executed and delivered by Parent, Merger Sub I, Merger Sub II or those of their respective Affiliates that are (or are contemplated to be) party thereto. Assuming due authorization, execution and delivery by the Company and the Key Stockholders, this Agreement is a legal, valid and binding obligation of each of Parent, Merger Sub I and Merger Sub II enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Assuming due authorization, execution and delivery by the other Parties, each of the Transaction Agreements (other than this Agreement) to which Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates is or will be a party, when executed and delivered by such Person, will be legal, valid and binding obligations of such Person enforceable in accordance with their respective terms, subject to the Bankruptcy and Equity Exception.

Section 6.02 Capitalization.

(a) As of the Execution Date, the authorized capital stock of Parent consists of 1,100,000,000 shares of Parent common stock (“Parent Common Stock”), $0.01 par value, of which 375,188,489 shares were outstanding as of the close of business on February 13, 2020, and 300,000,000 shares of preferred stock, $0.01 par value (“Parent Preferred Stock”), of which no shares were outstanding as of the close of business on February 13, 2020. All of the outstanding shares of the Parent Common Stock and Parent Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Parent has no shares of Parent Company Stock or Parent Preferred Stock reserved for issuance, except that, as of February 13, 2020, 28,058,035 shares of Parent Common Stock were reserved for issuance upon the settlement of outstanding restricted stock unit and performance unit awards in respect of shares of Parent Common Stock. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote are issued or outstanding.

(b) All of the issued and outstanding limited liability company interests of each of Merger Sub I and Merger Sub II are, and at the Effective Time will be, owned by Parent. Neither Merger Sub I nor Merger Sub II has conducted any business other than (x) incident to its formation for the sole purpose of carrying out the Transactions and (y) in relation to the Agreement, the Merger, the Subsequent Merger and the other Transactions. All of the outstanding limited liability company interests of each of Merger Sub I and Merger Sub II have been duly authorized and validly issued, and are fully paid.

(c) Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock constituting the Aggregate Parent Share Amount. Such Parent Common Stock, when issued, will be validly issued, fully paid and non-assessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. Assuming the accuracy of the representations and warranties provided by the Stockholders in Section 5.06, such Parent Common Stock, when issued, and the offering thereof, will be exempt from registration under the Securities Act and any applicable state securities or “blue sky” Laws.

Section 6.03 No Conflict. Assuming that the consents, approvals and filings referred to in Section 4.05, Section 5.03 and Section 6.04 are duly obtained, the execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of the Parent Transaction Agreements do not and will not:

(a) violate or conflict with the organization certificate, by-laws or similar constitutive documents of Parent, Merger Sub I or Merger Sub II; or

(b) result in a breach, violation or default of any Law or Order applicable to Parent, Merger Sub I or Merger Sub II, except as would not impair or delay the ability of Parent, Merger Sub I or Merger Sub II to consummate the Parent Transactions or otherwise perform their respective obligations under the Parent Transaction Agreements.

Section 6.04 Consents and Approvals. Except for (a) the filing of the First New York Certificate of Merger and Second New York Certificate of Merger pursuant to the NYBCL and the First Delaware Certificate of Merger and Second Delaware Certificate of Merger pursuant to the DLLCA, (b) filings and applications or notices with, and approvals or waivers of, certificates from or non-objection by the Federal Reserve Board and the Utah Department of Financial Institutions, as may be required, (c) the filing of the Bank Merger Certificates and (d) the filing of any required notices or other filings under the HSR Act, no consents or approvals of or filings or registrations with any Governmental Authority are necessary on the part of Parent, Merger Sub I or Merger Sub II or any of their subsidiaries in connection with (x) the execution and delivery by Parent, Merger Sub I or Merger Sub II of the Transaction Agreements or (y) the consummation by Parent, Merger Sub I or Merger Sub II of the Merger, the Subsequent Merger and the other Transactions.

Section 6.05 Absence of Certain Changes or Events.

(a) Since December 31, 2018, Parent and its Subsidiaries have, except as contemplated by this Agreement, conducted their respective businesses in all material respects in the ordinary course of business.

(b) Since December 31, 2018, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a Parent Material Adverse Effect.

Section 6.06 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liabilities, obligations or commitments of any nature whatsoever (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted), other than Liabilities, obligations or commitments (1) reflected on or reserved against in the consolidated balance sheet of Parent and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 (including any notes thereto), (2) incurred in the ordinary course of business consistent with past practice after September 30, 2019, (3) which, individually or taken together with all other facts, circumstances and events, would not be reasonably likely to have a Parent Material Adverse Effect, or (4) incurred in connection with the Transactions.

Section 6.07 Brokers. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Affiliates who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates upon consummation of the Transaction, except that Parent has employed Goldman Sachs & Co. LLC as its financial advisor.

Section 6.08 Available Funds. Parent has, or will have available to it prior to the Closing, all funds necessary to satisfy its obligations hereunder.

Section 6.09 Securities Law Compliance. Parent has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Company and of making an informed investment decision. Parent understands that the Company’s equity securities may not have been registered under the securities Laws of any jurisdiction, including the Securities Act, and may only be transferred pursuant to registration or an applicable exemption under the Securities Act and any other applicable securities Laws. Parent is acquiring the Company’s equity securities for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable Law. Parent has not, directly or indirectly, offered the Company’s equity securities to anyone or solicited any offer to buy the Company’s equity securities from anyone, in each case that would have the effect of bringing such offer and sale of the Company’s equity securities by Parent within the registration requirements of the Securities Act or the securities Laws of any other jurisdiction.

Section 6.10 Absence of Litigation. As of the Execution Date, there are no Actions pending or, to the Knowledge of Parent, threatened in writing (a) against Parent, Merger Sub I or Merger Sub II that challenge the validity or consummation of the Transactions, (b) against Parent, Merger Sub I or Merger Sub II that would reasonably be likely to materially impair the ability of Parent, Merger Sub I or Merger Sub II to perform their obligations under this Agreement or (c) against Parent or any of its Subsidiaries, which, individually or taken together with all other facts, circumstances and events, would reasonably be likely to have a Parent Material Adverse Effect.

Section 6.11 Parent Reports; Financial Statements.

(a) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2018 (the forms, statements, reports and documents filed or furnished since December 31, 2018 and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Parent Reports did not, and any of the Parent Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Parent’s consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), were or will be prepared from and in accordance with, the books and records of Parent and its Subsidiaries, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).

(c) Parent and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2018 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, including under the rules and regulations of the FDIC or the Utah Department of Financial Institutions, as applicable, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report or statement or to pay such fees and assessments would not, individually or taken together with all other facts, circumstances and events, reasonably be likely to have, a Parent Material Adverse Effect. As of their respective dates, such reports and statements complied in all material respects with all the Laws of the applicable Regulatory Authority with which they were filed.

Section 6.12 Controls. Parent (a) maintains controls and procedures sufficient to provide reasonable assurance that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities, and (b) for the past three (3) years, has disclosed to Parent’s outside auditors (1) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting relating to Parent or its Subsidiaries which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

Section 6.13 Regulatory Matters.

(a) Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of the Regulatory Authorities or other Governmental Authority that currently restricts the conduct of its business in any material respect or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, nor has Parent or any of its Subsidiaries been advised in writing or, to Parent’s Knowledge, orally, since January 1, 2017, by any Regulatory Authority or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any Regulatory Agreement.

(b) There are (1) no pending or, to the Knowledge of Parent, threatened disputes, proceedings or controversies between Parent or any of its Affiliates and any Governmental Authority, and (2) no pending or, to the Knowledge of Parent, threatened investigations (except for routine examinations conducted by a Governmental Authority in the ordinary course of the business of the Parent or any of its Subsidiaries) or supervisory or enforcement actions by a Governmental Authority with respect to Parent or any of its Affiliates (including any Order, memorandum of understanding, written agreement or other similar agreement, or extraordinary supervisory letter, formal or informal), that would, in the case of each of clauses (1) and (2), reasonably be likely to (A) materially impair or materially delay the ability of Parent or any of its Subsidiaries to perform their obligations under this Agreement, (B) materially impair the validity or consummation of the Transactions, (C) materially restrict Parent, the Surviving Company or Parent Bank in any way in the operation of their respective businesses following the Closing or (D) require Parent, any of its Subsidiaries, the Company, the Surviving Company or Parent Bank to pay any material money damages or penalties.

(c) Parent Bank has a rating of “Satisfactory” or better under the Community Reinvestment Act of 1977 and does not have Knowledge of any pending downgrade of such rating.

Section 6.14 Compliance with Laws.

(a) Since January 1, 2017, each of Parent and its Subsidiaries has (1) complied in all material respects with, and is not in material default or violation under, any applicable Law, (2) been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all Anti-Money Laundering Laws and (3) established and maintained a system of internal controls designed to provide compliance in all material respects by Parent and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. Since January 1, 2017, none of Parent, any of its Subsidiaries or any director, officer, employee or agent of Parent or any of its Subsidiaries (in each case, acting in their capacities as such), has, directly or indirectly, (x) used any corporate funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (y) made any unlawful payment to foreign or domestic governmental officials or employees from corporate funds of Parent or any of its Subsidiaries for the purpose of influencing such individual’s actions or decisions in his or her official capacity or (z) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other similar unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for Parent or any of its Subsidiaries, in the case of clauses (x), (y) and (z), which would result in a violation by such Person of the Foreign Corrupt Practices Act of 1977 or any similar Law, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Since January 1, 2017, neither Parent nor any of its Subsidiaries has entered into or been subject to any judgment, consent decree, compliance order or administrative order having as its subject matter the business, affairs, properties or assets of Parent or any of its Subsidiaries.

(b) (1) Parent and each of its Subsidiaries holds all material Permits necessary to permit it to own or lease its property and to conduct its business and (2)(A) all such material Permits are valid and in full force and effect in all material respects, (B) no suspension, cancellation, modification or revocation of any such material Permit or proceeding related thereto is pending or, to the Knowledge of Parent, threatened or reasonably likely, and (C) Parent and each of its Subsidiaries is not in default under or violating any such material Permit, except for default or violations the existence of which would not be reasonably likely to be material to Parent and its Subsidiaries, taken as a whole. None of such material Permits is subject to termination as a result of the execution of this Agreement or consummation of the Transactions.

Section 6.15 Reorganization. None of Parent and its Subsidiaries is aware of the existence of any facts, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 6.16 No Additional Representations.

(a) Except for the representations and warranties made in this Article VI, the Parent Disclosure Letter or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Merger, Subsequent Merger, Bank Merger or any of the other Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article VI, the Parent Disclosure Letter or any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article VI, the Parent Disclosure Letter or any certificate delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Merger, Subsequent Merger, Bank Merger or any of the other Transactions. Notwithstanding the foregoing, nothing in this Section 6.16 shall limit any Company Party’s remedies with respect to claims of Fraud.

(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent, Merger Sub I and Merger Sub II acknowledges and agrees that neither the Company nor any other Person has made or is making, and each of Parent, Merger Sub I and Merger Sub II expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or made available to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives. Without limiting the generality of the foregoing, each of Parent, Merger Sub I and Merger Sub II acknowledges that, except as expressly provided in Article IV, the Company Disclosure Letter or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Parent, Merger Sub I or Merger Sub II or any of their respective Representatives.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Conduct of Business of the Company Prior to the Closing. Except as required by applicable Law or as otherwise expressly permitted by the Transaction Agreements, and except for matters identified in Section 7.01 of the Company Disclosure Letter, the Company covenants and agrees as to itself and its Subsidiaries that, during the Pre-Closing Period, unless Parent otherwise provides its written consent in advance (such written consent not to be unreasonably withheld, conditioned or delayed), the Company and its Subsidiaries shall: (x) use reasonable best efforts to conduct and operate their respective businesses in the ordinary course of business, consistent with past practice; (y) use commercially reasonable efforts to preserve their respective present business operations and commercial relationships, and to maintain its relationships with all employees, vendors, and other counterparties of the Company or any of its Subsidiaries; and (z) not do any of the following:

(a) adopt or propose any change in the Company Certificate, the Company By-laws or the organizational documents of any of its Subsidiaries;

(b) merge or consolidate the Company or any of its Subsidiaries with any other Person or restructure, reorganize or completely or partially liquidate;

(c) acquire assets outside of the ordinary course of business consistent with past practice from any other Person with a value or purchase price in the aggregate in excess of $1,000,000 in any transaction or series of related transactions;

(d) other than as set forth in the budget in Section 7.01(d) of the Company Disclosure Letter, make or authorize any capital expenditures or commitments therefor in excess of $2,500,000 individually or $5,000,000 in the aggregate;

(e) make any Loan to any of its directors or officers;

(f) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(g) other than in the ordinary course of business consistent with past practice, create or incur any Lien (other than a Permitted Lien) material to the Company or any of its Subsidiaries;

(h) other than in the ordinary course of business consistent with past practice, make any Loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company);

(i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any shares of their respective capital stock (except for such dividends and distributions made by any direct or indirect wholly owned Subsidiary to the Company or any other direct or indirect wholly owned Subsidiary in the ordinary course of business consistent with past practice, and dividends in respect of any outstanding trust preferred securities of the Company or any of its Subsidiaries as of the Execution Date);

(j) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any shares of their respective capital stock or securities convertible or exchangeable into or exercisable for any such shares, except pursuant to the terms and conditions of this Agreement;

(k) other than in the ordinary course of business consistent with past practice and borrowings from the Federal Reserve Bank of San Francisco, incur any Indebtedness in excess of $5,000,000 for borrowed money or guarantee for such Indebtedness of another Person or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(l) enter into any new line of business outside of its existing or currently contemplated business;

(m) willfully take any action which would reasonably be likely to delay the ability of either Party to obtain any Government Approval or to perform its covenants and agreements under the Transaction Agreements;

(n) except as may be required to ensure compliance with any applicable Law or GAAP, implement or adopt any change in any of its financial accounting or auditing principles or practices;

(o) make any material changes with respect to the Privacy and Security Policies or any policies or procedures related to compliance, except as required by changes in Law;

(p) other than in the ordinary course of business consistent with past practice or as required by applicable Law, implement or adopt any material change (1) in its lending, credit, investment, underwriting, interest rate risk management, credit risk management, asset liability management, model risk management and hedging and other risk management policies, procedures or practices or (2) to any disclosure, terms and conditions of any of its forms for Account Agreements or Loans;

(q) settle any claim, litigation or other proceeding before a Governmental Authority other than claims, litigations and proceedings (1) without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries and (2) for amounts not in excess of $250,000 individually or $1,000,000 in the aggregate;

(r) commence any claim, litigation or other proceeding before a Governmental Authority other than claims, litigations and proceedings for amounts not in excess of $1,000,000 individually or $5,000,000 in the aggregate or with respect to debt collection efforts in the ordinary course of business consistent with past practice;

(s) (1) amend or modify in any material respect, terminate or renew any Company Contract or enter into any Contract that would have been a Company Contract had it been entered into prior to the Execution Date, in each case other than in the ordinary course of business consistent with past practice, or (2) cancel, modify or waive any material debts or claims held by it;

(t) make or change any material Tax election, adopt or change any material method of Tax accounting, settle or compromise any material Tax Liability, claim or assessment, enter into any closing agreement, surrender any right to claim a material refund of Taxes or, other than in the ordinary course of business, amend any material Tax Return or waive or extend any statute of limitations with respect to material Taxes;

(u) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets (including any material Company Intellectual Property or material Company IT Assets), licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, other than (1) pursuant to Contracts in effect prior to the Execution Date, (2) dispositions of obsolete or worn-out assets or (3) non-exclusive licenses to Intellectual Property granted in the ordinary course of business;

(v) except as required pursuant to the terms of any Employee Plan in effect as of the Execution Date or as otherwise required by applicable Law, (1) increase in any manner the compensation or consulting fees or bonus, pension, welfare, fringe or other benefits, severance or termination pay of any employee, director or consultant of the Company or any of its Subsidiaries; (2) grant any bonus to any employee, director or consultant of the Company or any of its Subsidiaries or grant any new awards, or amend or modify the terms of any outstanding awards under any Employee Plan; (3) become a party to, enter into, establish, adopt, amend, commence participation in or terminate any retention, deferred compensation, bonus or other incentive compensation, profit sharing, stock option, stock appreciation right, restricted stock, stock equivalent, stock purchase, pension, retirement, medical, hospitalization, life or other insurance or other Employee Plan or any arrangement that would have been an Employee Plan had it been entered into prior to this Agreement; (4) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Plan, except for any rights or obligations that currently exist as of the Execution Date; (5) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; (6) forgive any loans or issue any loans; (7) hire any employee or engage any independent contractor (who is a natural Person) with annual salary or wage rate or consulting fees in excess of $500,000 (other than to fill an open position with annual compensation substantially similar to that of the individual previously holding the position) or (8) terminate the employment of any employee with the title of Senior Vice President or above, other than for cause;

(w) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(x) Knowingly waive, release, limit or condition any restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries or any provision of the Contract set forth on Section 7.01(x) of the Company Disclosure Letter;

(y) Knowingly or willfully take any actions or omit to take any actions that would, individually or in the aggregate, reasonably be likely to result in any of the conditions in this Agreement set forth in ARTICLE X not being satisfied;

(z) Knowingly fail to comply with the terms and conditions of the FDIC Order (provided that the Company and its Subsidiaries shall be deemed not to be in breach of this covenant if upon first having Knowledge of any failure to comply with the terms and conditions of the FDIC Order, the Company and its Subsidiaries promptly take reasonable steps to remedy such noncompliance); or

(aa) agree, authorize or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.02 Conduct of Business of Parent Prior to the Closing. Except as required by applicable Law or as otherwise expressly permitted by the Transaction Agreements, Parent covenants and agrees as to itself and its Subsidiaries that, during the Pre-Closing Period, unless the Company otherwise provides its written consent in advance (such written consent not to be unreasonably withheld, conditioned or delayed), Parent and its Subsidiaries shall not do any of the following:

(a) amend Parent’s certificate of incorporation or by-laws in a manner that would adversely affect the economic benefits of the Merger to the Stockholders or adversely affect the Stockholders relative to the stockholders of Parent Common Stock or that would materially impede Parent’s ability to consummate the Transactions;

(b) willfully take any action which would reasonably be likely to delay the ability of either Party to obtain any Government Approval or to perform its covenants and agreements under the Transaction Agreements;

(c) knowingly or willfully take any actions or omit to take any actions that would, individually or in the aggregate, reasonably be likely to result in any of the conditions in this Agreement set forth in ARTICLE X not being satisfied; or

(d) agree, authorize or commit to do any of the foregoing.

Section 7.03 Notifications. Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or to prevent, materially delay or materially impair the ability of the Company or Parent, as the case may be, to consummate the Transactions or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein such that it would be reasonably likely to give rise to the failure of a condition set forth in Section 10.02(a) or Section 10.03(a). Notwithstanding anything to the contrary herein, the Company’s or Parent’s (as applicable) unintentional failure to give notice under this Section 7.03 shall not be deemed to be a breach of covenant under this Section 7.03.

Section 7.04 Access and Information. During the Pre-Closing Period, subject to any applicable Laws, the Company shall use commercially reasonable efforts to (a) afford Parent and its Representatives reasonable access, during regular business hours and upon reasonable advance notice, to the Company Employees and the properties and Records of the Company, (b) furnish, or cause to be furnished, to Parent any reasonably requested financial and operating data and other information that is available with respect to the Company, (c) promptly furnish, or cause to be furnished, to Parent any customer complaints or written notices of Actions involving either the Company or its Subsidiaries and (d) instruct the Company Employees and the Company’s Representatives to cooperate with Parent in its investigation of the Company; provided, however, the Company may restrict the foregoing access to the extent that (i) applicable Law requires the Company or any of its Subsidiaries to restrict or prohibit such access, (ii) providing such access would breach a confidentiality obligation to a third party that the third party has refused to waive or modify or (iii) providing such access would reasonably be expected to result in the loss or waiver of the attorney-client or other applicable privilege or protection. The Parties hereto shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the immediately preceding proviso apply. No investigation pursuant to this Section 7.04 shall alter any representation or warranty given hereunder by the Company or any Key Stockholder. All requests for information made pursuant to this Section 7.04 shall be directed to an executive officer of the Company or such Person or Persons as may be designated by the Company. All information received pursuant to this Section 7.04 shall be governed by the terms of the Confidentiality Agreement. All investigations pursuant to this Section 7.04 shall be conducted in a manner that does not interfere unreasonably with the normal operations of the Company and its Subsidiaries.

Section 7.05 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect (and all obligations thereunder shall be binding upon the Company and its Representatives as if parties thereto) until the Closing, at which time the obligations under the Confidentiality Agreement shall terminate; provided that the terms of Section 5 of the Confidentiality Agreement shall continue in full force and effect (notwithstanding any shorter duration in the Confidentiality Agreement) until the Closing. If for any reason this Agreement is terminated, the Confidentiality Agreement shall continue in full force and effect (and all obligations thereunder shall be binding upon the Company and its Representatives as if parties thereto) until the second (2nd) anniversary of such termination; provided, however, that (a) the terms hereof (including exhibits and schedules hereto) (collectively, “Transaction Information”) shall be considered “Confidential Information” for purposes of the Confidentiality Agreement and (b) the terms of the Confidentiality Agreement shall apply indefinitely with respect to Transaction Information; provided, further, that the terms of Section 5 of the Confidentiality Agreement shall continue in full force and effect (notwithstanding any shorter duration in the Confidentiality Agreement) until the date that is eighteen (18) months from the date of such termination.

(b) From and after the Closing, the Stockholders’ Representative and the Key Stockholders shall keep confidential any and all information concerning Parent and its Subsidiaries (including the Company and its Subsidiaries) in their respective possession or retained by the Stockholders’ Representative and the Key Stockholders hereunder and the terms of this Agreement (collectively, “Transaction Confidential Information”); provided that, for the purposes of this Section 7.05(b), Transaction Confidential Information shall not include, with respect to the Stockholders’ Representative or any of the Key Stockholders, any information which (1) is generally available to or known by the public (other than as a result of an act or omission by the Stockholders’ Representative or any of the Key Stockholders in breach of this Section 7.05(b)), (2) is made available to the Stockholders’ Representative or any of the Key Stockholders by any other Person, provided that such Person is not known to the recipient to be bound by a duty of confidentiality with respect thereto, or (3) has been or is subsequently independently developed by the Stockholders’ Representative or any of the Key Stockholders without use of or reference to Transaction Confidential Information. Notwithstanding the foregoing or anything in this Agreement to the contrary, following the Closing, the Stockholders’ Representative and the Key Stockholders shall be permitted to disclose Transaction Confidential Information (1) as required by Law, (2) as requested by regulators with supervisory jurisdiction over such person, (3) to directors, officers, employees, accountants, advisors, partners and investors of the Stockholders’ Representative, the Key Stockholders or such Key Stockholders’ Affiliates or its and their investment funds, or, in the case of the Stockholders’ Representative, to the Stockholders, in each case, who have a need to know such information and (4) as required for the Key Stockholder’s or its Affiliates’ or its and their investment funds’ normal fund raising or reporting activities in the ordinary course of business consistent with past practice, including by providing such information to its limited partners or prospective limited partners, provided that the persons identified in clauses (3) and (4) are themselves obligated to keep such Transaction Confidential Information confidential. Within seven (7) days following the second (2nd) anniversary of the Closing Date, the Stockholders’ Representative and the Key Stockholders shall destroy all copies of the Transaction Confidential Information (provided that the Transaction Confidential Information that has been or is reasonably expected to be disclosed in accordance with the exceptions set forth in the immediately preceding sentence shall not be required to be so destroyed); provided that each of the Stockholders’ Representative and the Key Stockholders may retain copies of the Transaction Confidential Information to the extent that such Person is required to retain any such Transaction Confidential Information by any applicable Law or in accordance with its internal document retention policy. Notwithstanding anything to the contrary, neither the Stockholders’ Representative nor any Key Stockholder will be obligated to erase Transaction Confidential Information that is contained in an archive computer system backup that was made in accordance with its archive system procedures or security or disaster recovery procedures.

Section 7.06 Regulatory and Other Authorizations; Consents.

(a) As promptly as practicable (but in any event within thirty (30) days) after the Execution Date, each of Parent and the Company shall file any applications, notices and filings required to be filed by such Party, respectively, under applicable Law in order to obtain the Government Approvals, including filing any notification and report form and related material required under the HSR Act (if any), and thereafter to respond promptly to any request for additional information or documentary material that may be made under applicable Law. Parent shall cause the filings made by it under the HSR Act (if any) to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith.

(b) Each of the Parties agrees to use its, her or his reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Government Approvals as promptly as practicable, including promptly agreeing to take and taking any other commercially reasonable actions required by any Governmental Authority with respect to any Government Approval to the extent necessary to consummate the Transactions as promptly as practicable, including promptly complying with or asking for modification of any request for information by any Governmental Authority; provided, however, that notwithstanding anything in this Agreement to the contrary, in connection with the Parties’ compliance with their respective obligations in this Section 7.06(b), neither Parent nor any of its Affiliates shall be required to comply with any Materially Burdensome Condition. The Parties agree that they shall cooperate in preparing, submitting, filing, updating and publishing (as applicable), as promptly as reasonably possible, all applications, notifications and report forms as may be required by applicable Law with respect to the Transactions, including those of any applicable state, federal or foreign regulatory agency, and the Parties will use their reasonable best efforts to obtain such approvals and accomplish such actions as promptly as possible.

(c) To the extent permitted by applicable Law, and to the extent of such Party’s Knowledge, each of Parent and the Company shall advise the other of (1) any governmental complaints, investigations, proceedings or hearings (or communications indicating that the same may be contemplated) that would reasonably be likely to materially impede, delay or prevent the consummation of the Transactions and (2) any governmental communications indicating that any Government Approval will be denied or materially delayed.

(d) The Parties shall cooperate with each other in connection with obtaining the Government Approvals. Subject to applicable Laws, including those applicable to confidential supervisory information:

(i) Parent and the Company shall have the right to review in advance, and, to the extent practicable and subject to applicable Law relating to the exchange of information, each will consult the other on the substantive information relating to the other Party, and any of such other Party’s Affiliates, which appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions other than any information which is otherwise confidential;

(ii) Parent and the Company shall give each other reasonable advance notice of all meetings and conference calls with any Governmental Authority relating to the Transactions and give each other an opportunity to participate in each of such meetings and conference calls to the extent legally permissible;

(iii) in exercising the right set forth in Section 7.06(d)(i), each of the Parties shall act reasonably and as promptly as practicable; and

(iv) the Parties agree that they will consult with each other with respect to the obtaining of all Permits and Consents of Governmental Authorities necessary or advisable to consummate the Transactions, and each of the Company and Parent will keep the other apprised of the status of matters relating to completion of the Transactions.

(e) Each Party agrees to cooperate and to use its reasonable best efforts to obtain any Consents from any third person other than a Governmental Authority that may be required in connection with the Transactions. Notwithstanding anything in this Agreement to the contrary, neither Party nor any of its respective Affiliates shall be required to compensate any third party, commence or participate in any Action or offer or grant any accommodation (financial or otherwise), to any third party to obtain any such required third-party consent.

Section 7.07 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger, Subsequent Merger or any of the other Transactions, the Company and its board of directors shall use commercially reasonable best efforts to secure such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 7.08 Acquisition Proposals.

(a) During the Pre-Closing Period, the Company and the Key Stockholders shall not, and shall not direct, authorize or permit any of their directors, officers, employees, agents, controlled affiliates, accountants, counsel or financial or legal advisors (collectively, “Representatives”) to directly or indirectly: (1) initiate or submit or take any action to solicit or knowingly encourage the initiation or submission of, any expression of interest, inquiry, proposal or offer from any person or entity (other than Parent or its Representatives) related to or in connection with an Acquisition Proposal; or (2) contact, participate in any activity, discussions or negotiations or enter into any agreement with, or provide any non-public information to, any person or entity (other than Parent and its Representatives) in each case relating to or in connection with an Acquisition Proposal.

(b) The Company shall, and shall cause its Representatives to, immediately (1) cease and cause to be terminated any activities, discussions or negotiations conducted before the Execution Date with any Person other than Parent with respect to any Acquisition Proposal and (2) request each Person, if any, that has executed a confidentiality agreement within a one-year period prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy, in accordance with the terms of such confidentiality agreement, all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(c) The Company shall promptly (but in any event within two (2) Business Days) advise Parent following receipt of any Acquisition Proposal and the substance thereof (including the material terms and conditions of and the identity of the party making such Acquisition Proposal), and will keep Parent reasonably apprised of any related developments of such Acquisition Proposal.

(d) The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it is a party in accordance with the terms thereof.

(e) As used in this Agreement, “Acquisition Proposal” shall mean any expression of interest, proposal, or offer by any Person to directly or indirectly acquire in any manner (whether by merger, consolidation, reorganization, share exchange, equity purchase or otherwise) any or all of the voting power, equity interests, or material assets or businesses of the Company or any of its Affiliates, other than in the ordinary course of business consistent with past practice (including in connection with financing transactions).

Section 7.09 Cooperation. During the Pre-Closing Period, subject to Section 7.05, (a) each Party shall, and shall cause their respective Affiliates to (1) refrain from taking any actions that would reasonably be likely to impair, delay or impede the Closing and (2) without limiting the foregoing, use reasonable best efforts to cause all Closing Conditions of the other Party to be met as promptly as practicable and in any event on or before the Outside Date and (b) each Party shall keep the other Party reasonably apprised of the status of the matters relating to the completion of the Transactions, including, in the case of the Company, with respect to any negotiations related to obtaining the Required Consents.

Section 7.10 Information Security. The Company shall notify Parent as promptly as possible, but in no event later than three (3) Business Days after a determination that a data breach involving any information concerning an individual that would be considered nonpublic personal information or otherwise protected under applicable Law, including any individual’s financial account information, has occurred that the Company reasonably determines either (1) impacts the Company and in respect of which notice is required to be provided to any Governmental Authority or (2) has a reasonable likelihood of materially harming any material part of the normal operations of the Company or any of its Subsidiaries.

Section 7.11 Financial Statements. Following the date hereof, the Company will prepare and furnish to Parent as soon as they become available, and in any event, not later than thirty (30) days after the end of each month, a consolidated unaudited balance sheet and a consolidated unaudited income statement for the Company for each full monthly period prior to the Closing.

Section 7.12 Director and Officer Indemnification.

(a) If the Merger is consummated, then until the sixth (6th) anniversary of the Closing Date, subject to applicable Law, Parent will cause the Surviving Company to fulfill and honor in all respects the obligations of the Company and the Company Bank to its present and former directors and officers (in each case, when acting in such capacity) determined as of immediately prior to the Effective Time (the “D&O Indemnified Persons”) pursuant to the Company Certificate or the Company By-laws or any of the indemnification agreements set forth on Section 7.12(a) of the Company Disclosure Letter between the Company or any of its Subsidiaries and such present or former directors or officers who are parties thereto (in each case, as in effect immediately prior to the Closing, but only with respect to such obligations in effect as of the Execution Date) (the “Company Indemnification Provisions”), to indemnify the D&O Indemnified Persons against any costs or expenses (including reasonable attorneys’ fees), judgments, losses or damages with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted prior to or after the Effective Time; provided, that, if the Company Indemnification Provisions provide for advancement of expenses, Parent or the Surviving Company shall only advance expenses as incurred by such D&O Indemnified Person if such D&O Indemnified Person provides an undertaking to repay such advances if it is ultimately determined that such D&O Indemnified Person is not entitled to indemnification. The Surviving Company shall reasonably cooperate with the D&O Indemnified Person, and the D&O Indemnified Person shall reasonably cooperate with Parent and the Surviving Company, in the defense of any such claim.

(b) Prior to the Effective Time, the Company shall use reasonable best efforts to purchase tail insurance coverage under the Company’s existing directors and officers insurance policy for the D&O Indemnified Persons in a form reasonably satisfactory to the Company and Parent, which shall provide the D&O Indemnified Persons with coverage for six (6) years following the Closing Date (1) in an amount not less than the existing coverage and (2) that shall have other terms not materially less favorable to the insured Persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Execution Date; provided, however that the Company shall not be required to expend pursuant to this Agreement, on an annual basis, more than an amount equal to two hundred percent (200%) of the annual premium paid by the Company for coverage for its current policy year for such insurance, and if the premium therefor would be in excess of such amount, the Company shall purchase such policy with the greatest coverage available as to matters occurring prior to the Effective Time as is available for a cost not exceeding that premium amount. Parent shall cause the Surviving Company to maintain the tail insurance coverage in full force and effect and continue to honor the obligations thereunder until the sixth (6th) anniversary of the Closing Date.

(c) This Section 7.12: (1) shall survive the consummation of the Merger, (2) is intended to benefit each D&O Indemnified Person and their respective heirs, (3) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Parent or the Surviving Company, (4) shall be binding on all successors and assigns of Parent and the Surviving Company, as applicable, and shall be enforceable by the D&O Indemnified Persons, and (5) shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Person under this Section 7.12 without the written consent of such affected D&O Indemnified Person.

Section 7.13 Vendor Onboarding. The Company will use commercially reasonable efforts to cooperate in good faith with Parent’s pre-Closing vendor review and onboarding preparatory process with respect to each vendor or subcontractor engaged by the Company or its Subsidiaries. Such cooperation shall include, at Parent’s reasonable request, (a) making available any relevant documentation relating to such vendor or subcontractor that is in the Company’s or its Subsidiaries’ possession and (b) exercising any contractual rights, or in the absence of such contractual rights, using commercially reasonable efforts to obtain any additional documentation of such vendor or subcontractor for Parent, in each case, in accordance with (and subject to the exceptions set forth in) Section 7.04. In the event that Parent, in consultation with the Company, determines that any existing vendor or subcontractor of the Company does not meet Parent’s vendor onboarding requirements, the Company shall use commercially reasonable efforts to cooperate in good faith to develop a plan for the termination, and (if requested by Parent) replacement, of such vendor or subcontractor at or promptly following the Closing; provided that nothing in this Section 7.13 shall require the Company or its Subsidiaries to take any action or omit to take any action prior to Closing that the Company reasonably determines would adversely affect its or its Subsidiaries’ relations with any vendor or subcontractor engaged by the Company or its Subsidiaries, or to incur prior to Closing any out-of-pocket fees, costs or expenses in connection with any such termination or replacement, or to enter into prior to Closing any agreements or arrangements in connection with any such termination or replacement.

Section 7.14 Founder Non-Competition. For a period of three (3) years following the Closing Date, except as set forth in Section 7.14 of the Company Disclosure Letter or with the prior written consent of Parent, the Founder shall not, directly or indirectly, engage in (including as a director, officer, employee, partner, consultant, agent or advisor), or manage or supervise personnel engaged in, any business in the United States that (A) issues, originates or services for third parties, credit card accounts and credit card receivables, (B) acts as an acquiring bank for merchants or independent sales organizations, (C) originates or acquires, or services for third parties, secured consumer installment loans for the purchase of recreational vehicles or (D) originates unsecured consumer installment loans (such business, the “Competing Business”), in each case other than on behalf of Parent and its Affiliates, or own any interest in any Person directly or indirectly engaged in a Competing Business other than Parent and its Affiliates. Notwithstanding anything in this Section 7.14 to the contrary, this Section 7.14 shall not restrict the Founder from acquiring, owning or holding a passive investment of up to five percent (5%) of the outstanding equity securities or similar interests of any Person. The Parties acknowledge that the covenants in this Section 7.14 are necessary in order to induce Parent to enter into and consummate the Transactions, are required by Parent in connection with the Transactions, and that Parent would not enter into and consummate the Transactions without the agreement of the Founder to the covenants contained in this Section 7.14. The Founder agrees not to challenge the reasonableness or enforceability of the covenants contained in this Section 7.14 in the future. In the event that any of the provisions of this

Section 7.14 should ever be adjudicated to exceed the time, scope, geographic, or other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, scope, geographic or other limitations enforceable under applicable Law. The Founder further acknowledges that a violation of this Section 7.14 would cause immeasurable injury to Parent and that, in the event of a breach by the Founder of this Section 7.14, Parent will not have an adequate remedy at law. Accordingly, in the event of any such breach, Parent shall be entitled to seek such equitable and injunctive relief as may be available to restrain the Founder from the violation of the provisions hereof in any court of competent jurisdiction and injunctive relief without the necessity of posting a bond or proving special damages. Nothing herein, however, shall be construed as prohibiting Parent from pursuing any other remedies available at law or equity for such breach, including the recovery of damages.

Section 7.15 Seller Names. Within six (6) months after the Closing, the Founder shall cause the Persons set forth on Section 7.15 of the Company Disclosure Letter to (i) change its corporate name and trade name to, in each case, a name that does not include any Restricted Name; (ii) cease, and take all necessary actions to cease, all use and display (whether physical or electronic) of all Restricted Names and use commercially reasonable efforts in accordance with the applicable Person’s best practices to destroy materials bearing or incorporating the Restricted Names, provided, however, that this, provided, however, that this Section 7.15(ii) shall not require any Person to cease (1) use of the Restricted Names in a nominative manner in textual sentences referencing the historical relationship between such Persons, on the one hand, and the Founder, the Company or any of its Subsidiaries, on the other hand, which references are factually accurate, (2) retention of copies of any books, records and other materials that, as of the Closing, contain or display the Restricted Names and such copies are used solely for internal or archival purposes (and not public display) or (3) use the Restricted Names to comply with applicable Laws or for litigation, regulatory or corporate filings and documents filed by such Persons with any Governmental Authority; and (iii) terminate the Trademark License Agreement, dated November 2, 2016, between Wildcat, Inc. and CardWorks Acquiring, LLC; provided, that, for the avoidance of doubt, CardWorks Acquiring, LLC’s indemnification obligations with respect to claims and liabilities accrued prior to termination shall survive such termination indefinitely.

Section 7.16 Termination of Related Party Contracts. In connection with the Closing, except for those agreements set forth on Section 7.16 of the Company Disclosure Letter, the Company and its Subsidiaries and the Key Stockholders (with respect to Related Party Contracts to which they are a party) shall take such actions as may be necessary to terminate each Related Party Contract and pay in full any amounts owing thereunder at or prior to the Closing with no further Liabilities or obligations of the Company or its Affiliates or such Key Stockholders from and after the Closing (other than those certain provisions thereof and obligations and Liabilities thereunder that expressly survive such termination by their terms), and, in connection therewith, shall use commercially reasonable efforts to cause any and all claims against the Company and its Affiliates or against any Key Stockholder with respect to such agreements to be released. Any termination, release or other agreements used to effect the foregoing shall be in a form reasonably acceptable to each of Parent and the Company. In furtherance and not in limitation of the foregoing, the Company and the Key Stockholders shall take such actions as are necessary to cause all shares of Company Common Stock that are held in the escrow account contemplated by the Existing Escrow Agreement to be released to the Founder immediately prior to Closing.

Section 7.17 Releases.

(a) Effective upon the Closing, to the fullest extent permitted by applicable Law, each of the Key Stockholders, in each case on behalf of itself and its respective Affiliates, hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases the Company and its Affiliates and the other Key Stockholders and their Affiliates from any and all Liabilities and obligations to such Key Stockholder or Affiliate of any kind or nature whatsoever, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising on or prior to the Closing, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law or Contract (other than (1) this Agreement and any of the other agreements executed and delivered in connection herewith and (2) in the case of the Founder, as set forth on Section 7.17 of the Company Disclosure Letter or any employment, compensation or similar agreement, but, in each case, only to the extent set forth herein or therein) or otherwise at law or in equity, and each of the Key Stockholders, in each case on behalf of itself and its respective Affiliates hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from the Company and its Affiliates or other Key Stockholders and their Affiliates (except as provided for in this Agreement or any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein).

(b) Effective upon the Closing, to the fullest extent permitted by applicable Law, the Company, on behalf of itself and its respective Affiliates, hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases each of the Key Stockholders and their Affiliates from any and all Liabilities and obligations to the Company and its Affiliates of any kind or nature whatsoever, for or by reason of any matter, circumstance, event, action, inaction, omission, cause or thing whatsoever arising on or prior to the Closing, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law or Contract (other than (1) this Agreement and any of the other agreements executed and delivered in connection herewith and (2) in the case of the Founder, as set forth on Section 7.17 of the Company Disclosure Letter or any employment, compensation or similar agreement, but, in each case, only to the extent set forth herein or therein) or otherwise at law or in equity, and the Company, on behalf of itself and its respective Affiliates, hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from the Key Stockholders and their respective Affiliates (except as provided for in this Agreement or any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein).

Section 7.18 Bank Merger. Prior to the Effective Time, the Company shall use its reasonable best efforts to cooperate with Parent, including by causing the Company Bank to execute, if requested by Parent, such certificates or articles of merger and such other documents and certificates as are necessary, to effect, immediately following the Effective Time or at such later time as Parent may determine, the Bank Merger pursuant to the Bank Merger Agreement.

Section 7.19 Investor Rights Agreement. On or prior to the Closing Date, Parent, each Stock Electing Key Stockholder and certain employees of the Company shall enter into an investor rights agreement, which shall become effective at the Effective Time, and which shall be in a form mutually acceptable to the parties thereto (the “Investor Rights Agreement”).

Section 7.20 Restrictive Shares and Legends.

(a) Notwithstanding any other provision of this Agreement, the Stock Electing Key Stockholders covenant that shares of Parent Common Stock received in connection with the Merger may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state, federal or foreign securities Laws. The Stock Electing Key Stockholders agree that all certificates or other instruments representing the Parent Common Stock received in connection with the Merger will bear a legend (the “Private Placement Legend”) substantially to the following effect and that appropriate no-transfer restrictions may be issued to Parent’s transfer agent:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

(b) Upon the request of a Stock Electing Key Stockholder, if at any time the restrictions on transfer under the Securities Act and applicable state securities laws are no longer applicable, upon receipt by Parent of an opinion of counsel reasonably satisfactory to Parent to the effect that the Private Placement Legend is no longer required under the Securities Act or applicable state Laws, Parent shall promptly cause the Private Placement Legend to be removed from any certificate for any shares of Parent Common Stock.

Section 7.21 Key Stockholder Approval; New Stockholders.

(a) The Key Stockholders hereby consent to and approve this Agreement and the Transactions for all purposes under applicable Law (including Sections 615 and 903 of the NYBCL) and agree to waive any applicable appraisal, dissenters’ or similar rights in connection with the Merger and the other Transactions. In providing such consent and approval, the Key Stockholders acknowledge the terms and conditions hereof, including the termination right provided solely to the Founder under Section 11.01(g).

(b) Within ten (10) Business Days after each New Stockholder Event, the Company shall use its commercially reasonable efforts to obtain a signed written consent and approval in a form reasonably requested by Parent, of each Stockholder who becomes a Stockholder after the date hereof (a “New Stockholder Event”) and, if obtained, deliver such written consents to Parent as promptly as possible.

(c) The Key Stockholders shall not Transfer any shares of Company Common Stock held by them prior to Closing (in each case, other than to any Affiliate of such Key Stockholder that executes a joinder to this Agreement as a condition to the consummation of such Transfer or, in the case of the Founder, as contemplated by Section 3.02(a)).

(d) The Key Stockholders (other than Founder) also agree to the covenants set forth in Section 7.21(d) of the Company Disclosure Letter.

Section 7.22 Section 16 Matters. Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 7.23 Representation and Warranty Insurance. Parent has bound the R&W Insurance insuring Parent for Losses due to breaches of representations and warranties of the Company and of the Key Stockholders under Article IV and Article V. Parent shall cause the R&W Insurance to provide that the insurer has no subrogation rights against any of the Key Stockholders (except for Fraud), and Parent will not amend the subrogation or third-party beneficiary provisions contained in the R&W Insurance benefitting the Key Stockholders or otherwise amend or modify the R&W Insurance in a manner adverse to any of the Key Stockholders without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of such Key Stockholder. For the avoidance of doubt, Parent acknowledges and agrees that the effectiveness of the R&W Insurance is not a condition to the Closing and that Parent shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article X, to consummate the Transactions.

Section 7.24 Extended Reporting Period. Prior to the Effective Time, the Company shall use commercially reasonable efforts to extend the reporting period of any expiring Insurance Policy associated with management liability and cyber insurance programs of the Company or any of its Subsidiaries to the maximum term permitted for each such expiring Insurance Policy pursuant to the terms thereof. Any additional premium payable by the Company in respect of any such extension shall (i) not be factored into the determination of Closing Net Book Value (to the extent paid by the Company prior to the Effective Time) or (ii) be borne by Parent (to the extent paid by Parent after the Effective Time).

Section 7.25 Release of Security Interests in Trademarks. Prior to the Closing, the Company shall use commercially reasonable efforts to cause to be terminated, released and discharged the entirety of the security interest granted by the Company in favor of WTH2011, LLC (“WTH2011”), pursuant to the Pledge and Security Agreement dated June 29, 2007 between the Company and WTH2011, in the following trademark registrations: “MERRICK BANK” (U.S. Reg. No. 3045197), “CARDWORKS” (U.S. Reg. Nos. 3563016, 3785392, and 2358205), and “CARDSMART” (U.S. Reg. No. 1798291).

ARTICLE VIII

EMPLOYEE MATTERS

Section 8.01 Employment of Company Employees(a) . Parent agrees that each Company Employee who continues to remain employed by the Surviving Company (collectively, the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on the first (1st) anniversary of the Effective Time, except as otherwise agreed with the Continuing Employee in writing, be provided with (a) base salary or base wage and target cash annual incentive opportunity (including payment no later than March 15 of the calendar year immediately following the year for which the annual incentive is earned) that are no less favorable than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time (for this purpose, a Continuing Employee’s “target cash annual incentive opportunity” shall be the amount equal to the product of (i) such Continuing Employee’s base salary as of the applicable date and (ii) the amount of such Continuing Employee’s 2019 annual bonus expressed as a percentage of his or her base salary as of the last day of the 2019 calendar year), and (b) retirement and welfare benefits and other compensation that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. Notwithstanding anything to the contrary in clause (a) of the first sentence above, with respect to the annual incentive awards of the Continuing Employees for the 2020 performance year, (i) the total annual incentive pool for the 2020 calendar year shall be at least equal to the Company’s total annual incentive pool for the 2019 calendar year, (ii) all allocations to the Continuing Employees shall be made on a basis consistent with past practice by the individual serving as Chairman and Chief Executive Officer of the Company as of the date hereof (or in his absence, the individual serving as President of Wildcat, Inc. as of the date hereof) and (iii) no less than the amount accrued by the Company as of the Closing Date for the 2020 annual incentive pool shall be paid in cash to the Continuing Employees and the remaining portion of the 2020 total annual incentive pool may be paid to the Continuing Employees in a mix of cash and Parent equity awards consistent with the past practice of Parent, except that no Continuing Employee will receive a proportion of equity greater than a similarly situated Parent employee. With respect to the annual incentive awards of the Continuing Employees for the 2021 performance year, such awards may be paid to the Continuing Employees in a mix of cash and Parent equity awards consistent with the past practice of Parent, except that no Continuing Employee will receive a proportion of equity greater than a similarly situated Parent employee. Nothing contained in this Section 8.01 shall prevent Parent from increasing a Continuing Employee’s base salary or wage rate and reducing his or her target cash annual incentive opportunity for the same performance year by an equal amount. Without limiting clause (b) of the first sentence above, Parent shall, or shall cause the Surviving Company or one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the one-year period commencing at the Effective Time with severance benefits under Parent’s severance plan determined (i) on a basis no less favorable than that applicable to similarly situated Parent employees, (ii) without taking into account any reduction after the Closing Date in compensation paid to such Continuing Employee, and (iii) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Closing, Parent and its Subsidiaries.

Section 8.02 Service Credit.

(a) With respect to any employee benefit plan maintained by Parent in which any Continuing Employees participate after the Closing Date, Parent shall use commercially reasonable efforts to credit all service of the Continuing Employees with the Company or its Subsidiaries prior to the Effective Time, including for purposes of eligibility to participate, vesting, and determining level of benefits under any such employee benefit plan, to the extent that such service was recognized under a similar Employee Plan; provided, however, that no such service shall be credited to the extent such service crediting would result in a duplication of benefits with respect to the same period of service.

(b) Parent shall waive participation waiting periods and limitations on benefits related to any pre-existing conditions of the Continuing Employees and their eligible spouses and dependents for purposes of participation in any health plans sponsored by Parent in which such Continuing Employees become eligible to participate following the Closing Date. Parent shall use commercially reasonable efforts to recognize for purposes of annual deductible and out-of-pocket limits under their health plans applicable to Continuing Employees following the Closing Date, deductible and out-of-pocket expenses paid by Continuing Employees and their respective spouses and dependents under similar Employee Plans that are health plans in the calendar year in which the Closing Date occurs, to the extent that such expense was recognized under the Employee Plan in which the Continuing Employee participated immediately prior to the Effective Time (e.g., Parent PPO plans will recognize Company PPO year-to-date in-network accumulators for Continuing Employees who enroll in a Parent PPO and Parent HDHP will recognize Company HDHP year-to-date in-network accumulators for Continuing Employees who enroll in a Parent HDHP). The Company will use commercially reasonable efforts to provide the data necessary for Parent to recognize in-network annual deductibles and out-of-pocket expenses in accordance with Section 8.02(b) prior to the Closing Date in accordance with Parent’s commercially reasonable requirements.

Section 8.03 Company 401(k) Plan. Prior to the Effective Time, if requested by Parent in writing no later than twenty (20) Business Days prior to the Closing Date and subject to the last sentence of this Section 8.03, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than two (2) days immediately preceding the Effective Time. If the Company terminates the Company’s 401(k) in accordance herewith, prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) or both to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash and promissory notes evidencing any loans from the Company 401(k) Plan in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan. Each Continuing Employee who was eligible to participate in the Company 401(k) Plan preceding the Effective Time shall become a participant in the Parent 401(k) Plan as soon as reasonably practicable (and no later than thirty (30) days) following the Closing Date. The Company shall not be required to terminate the Company 401(k) Plan prior to the Effective Time, unless Parent provides the Company with satisfactory evidence that the Continuing Employees shall not experience a gap in participation in a tax-qualified defined contribution plan of more than thirty (30) days following the Closing Date.

Section 8.04 Medical Flexible Spending Account Plan. Prior to the Effective Time, if requested by Parent in writing no later than May 15, 2020 (or such later date as the Company may agree, if it is not reasonably expected that the Closing Date will occur by July 1, 2020) and subject to the last sentence of this Section 8.04, to the extent permitted by applicable Law and the terms of the Company Medical Flexible Spending Account Plan (the “MFSA Plan”), the Company shall cause the MFSA Plan to be terminated effective immediately prior to the Effective Time, with respect to claims that are incurred by eligible participants following the date of termination of the MFSA Plan. Notwithstanding the termination of the MFSA Plan or the occurrence of the Effective Time, eligible participants shall continue to be entitled to submit and receive reimbursement for claims incurred on or prior to the date of termination of the MFSA Plan until the later of ninety (90) days after the Closing Date and March 31, 2021. In the event that Parent requests that the MFSA Plan be terminated, the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which will be subject to review and approval by Parent) not later than two (2) days immediately preceding the Effective Time. Each Continuing Employee who becomes eligible to participate in the Parent healthcare flexible spending account plan (the “Parent HFSA”) following the Effective Time shall be eligible to elect to participate in such Parent plan with respect to the year in which the Closing Date occurs for the full maximum annual amount under such Parent plan. Each Continuing Employee who was eligible to participate in the MFSA Plan prior to the Effective Time shall be eligible to participate in the Parent HFSA as soon as reasonably practicable (and no later than thirty (30) days) following the Closing Date. The Company shall not be required to terminate the MFSA Plan prior to the Effective Time, unless Parent provides the Company with satisfactory evidence that the Continuing Employees shall not experience a gap in participation in a healthcare flexible spending account plan of more than thirty (30) days following the Closing Date.

Section 8.05 Section 280G. At least five (5) days prior to the Closing Date, (1) the Company shall submit for approval by the Stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments under an Employee Plan in effect on the date hereof that could reasonably be expected to constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”) on behalf of each “disqualified individual” (as defined in Section 280G of the Code and the regulations promulgated thereunder) and which are irrevocably waived by such individual under item 2 hereof, (2) prior to the distribution of the 280G Stockholder Vote materials, the Company shall take reasonable efforts to obtain an irrevocable waiver of the right to any Parachute Payment (in the absence of the 280G Stockholder Vote) from each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) whose Parachute Payments would be subject to the 280G Stockholder Vote, and (3) the Company shall have delivered to Parent complete copies of all disclosure and other related documents that will be provided to the Stockholders in connection with the 280G Stockholder Vote in a manner providing Parent with sufficient time to review and comment thereon, and shall consider in good faith all reasonable comments of Parent thereon.

Section 8.06 Employee Communications. Prior to making any general written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, each of the Company and Parent shall provide the other party with a copy of the intended communication (whether to be delivered in writing or orally). Each of Parent and the Company shall have a reasonable period of time to review and comment on the proposed communication, and each party shall consider any such comments in good faith.

Section 8.07 Other(b) . Parent shall, or shall cause the Surviving Company to, assume and honor all Employee Plans in accordance with their terms. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Employee Plans that have been provided to Parent prior to the Execution Date will occur at the Effective Time. Prior to the Closing Date, the Company and its Subsidiaries shall take the actions set forth in Section 8.07 of the Company Disclosure Letter.

Section 8.08 No Third-Party Beneficiaries. Nothing contained in this ARTICLE VIII or this Agreement is intended to (a) be treated as an amendment of any particular Employee Plan, (b) prevent Parent, the Surviving Company or any of their respective Affiliates from amending or terminating any of their benefit plans (including the Employee Plans) in accordance with their terms, (c) prevent Parent, the Surviving Company or any of their respective Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (d) create any third-party beneficiary rights in any employee of the Company or its Subsidiaries (including any Continuing Employee) or any beneficiary or dependent thereof with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

ARTICLE IX

TAX MATTERS

Section 9.01 Post-Closing Tax Covenants; Certain Tax Returns. Parent shall not, and shall not cause or permit any of its Affiliates (including the Acquired Companies after the Closing) to (i) make any election under Section 338 or 336(e) of the Code with respect to the acquisition of any Acquired Company pursuant to this Agreement, (ii) make any Tax election or (iii) amend any material Tax Return, in each case, that could reasonably be expected to materially increase the liability of any of the Stockholders for Taxes (including pursuant to this Agreement). Parent shall be responsible for the preparation and filing of any Tax Return required to be filed by an Acquired Company after the Closing.

Section 9.02 Transfer Taxes. Notwithstanding anything to the contrary contained herein, all Transfer Taxes imposed in connection with the transfer of Company Common Stock contemplated by this Agreement shall be borne and paid fifty percent (50%) by Parent, on the one hand, and fifty percent (50%) by the Stockholders on the other hand. The party required by applicable Law to file a Tax Return with respect to such Transfer Taxes and to pay such Transfer Taxes shall do so within the time period prescribed by Law. Parent, the Company and the Stockholders shall cooperate regarding the filing of any Tax Returns with respect to the Taxes that are the subject of this Section 9.02.

Section 9.03 Tax Treatment. For United States federal income tax purposes, (i) it is intended that the Merger and the Subsequent Merger, taken together, qualify as a “reorganization” under the provisions of Section 368(a) of the Code, (ii) this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and (iii) it is intended that Parent and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code. Each of Parent and the Company shall use its reasonable best efforts to cause the Merger and the Subsequent Merger, taken together, to qualify, and shall not take or knowingly fail to take (and shall cause any Subsidiaries of such party not to take or knowingly fail to take) any action that could reasonably be expected to prevent or impede the Merger and the Subsequent Merger, taken together, from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain the opinions of counsel referred to in Section 10.02(b) and Section 10.03(b) (the “Tax Opinions”). In connection therewith, (i) the Company shall use its reasonable best efforts to deliver to each of Wachtell, Lipton, Rosen & Katz (“Company Tax Counsel”) and Sullivan & Cromwell LLP (“Parent Tax Counsel”) a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the Tax Opinions (the “Company Tax Certificate”) and (ii) Parent shall use its reasonable best efforts to deliver to each of Company Tax Counsel and Parent Tax Counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the Tax Opinions (the “Parent Tax Certificate”), in each case, dated as of the Closing Date. Parent and the Company shall provide such other information as reasonably requested by Company Tax Counsel and Parent Tax Counsel for purposes of rendering the Tax Opinions.

ARTICLE X

CONDITIONS TO CLOSING

Section 10.01 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Transactions shall be subject to the satisfaction (or, to the extent permitted by applicable Law, waiver) by each Party, at or before the Closing, of each of the following conditions:

(a) Government Approvals. Each Government Approval set forth in (i) Section 10.01(a)(i) of the Company Disclosure Letter and (ii) Section 10.01(a)(ii) of the Company Disclosure Letter shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, including those applicable under the HSR Act (if any), shall have terminated or expired, and no Governmental Authority shall have imposed a Materially Burdensome Condition in connection with any such Government Approval.

(b) No Injunctions or Restraints; Illegality. No Order (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Subsequent Merger or the Bank Merger shall be in effect. No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal consummation of the Merger, the Subsequent Merger or the Bank Merger.

Section 10.02 Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions shall be subject to the satisfaction or the Company’s waiver in its sole discretion, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (1) The representations and warranties made in Section 6.05(b) shall be true and correct in all respects, in each case, as of the Closing as if made on the Closing Date; (2) the representations and warranties made in the first sentence of Section 6.02(a) shall be true and correct in all but de minimis respects, in each case, as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); (3) the representations and warranties made in Section 6.01(a)(i) under clauses (1) and (3) thereof, Section 6.01(a)(ii) under clauses (1) and (3) thereof, Section 6.01(b), Section 6.01(c) and Section 6.07 qualified as to materiality or Parent Material Adverse Effect shall be true and correct in all respects, and those representations and warranties made therein that are not so qualified shall be true and correct in all material respects, in each case, as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all respects for those qualified as to materiality or Parent Material Adverse Effect and in all material respects for those not so qualified, in each case, as of such date); (4) all other representations and warranties of Parent contained in this Agreement shall be true and correct as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date), except where the failure of such representations and warranties to be true and correct would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (4), no effect shall be given to “material” or “Parent Material Adverse Effect” qualifications in such representations and warranties; and (5) the covenants contained in this Agreement required to be complied with by Parent on or before the Closing shall have been complied with in all material respects, and the Company shall have received a certificate signed by an authorized officer of Parent, dated the Closing Date, to the foregoing effect.

(b) Tax Opinion. The Company shall have received a written opinion from Company Tax Counsel, dated as of the Closing Date and in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Merger and the Subsequent Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Company Tax Counsel shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Company Tax Certificate and the Parent Tax Certificate and such other information as Company Tax Counsel deems relevant.

(c) Closing Deliverables. Parent shall have delivered, or have caused to be delivered, to the Company, each of the items listed in Section 2.05(b).

Section 10.03 Conditions to Obligations of Parent, Merger Sub I and Merger Sub II. The obligations of Parent, Merger Sub I and Merger Sub II to consummate the Transactions shall be subject to the satisfaction or Parent’s waiver in its sole discretion, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants. (1) The representations and warranties made in Section 4.06(b) shall be true and correct in all respects, in each case, as of the Closing as if made on the Closing Date; (2) the representations and warranties made in the first four sentences of Section 4.03(a) shall be true and correct in all but de minimis respects, in each case, as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); (3) the representations and warranties made in Section 4.01 with respect to the Company, Wildcat, Inc. and the Company Bank under clauses (1) and (3) thereof, Section 4.02, Section 4.03(b),

Section 4.03(c) and Section 4.14, qualified as to materiality or Company Material Adverse Effect shall be true and correct in all respects, and those representations and warranties made therein that are not so qualified shall be true and correct in all material respects, in each case, as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct in all respects for those qualified as to materiality or Company Material Adverse Effect and in all material respects for those not so qualified, in each case, as of such date); (4) all other representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing as if made on the Closing Date (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date), except where the failure of such representations and warranties to be true and correct would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of the condition in this clause (4), no effect shall be given to “material” or “Company Material Adverse Effect” qualifications in such representations and warranties; and (5) the covenants contained in this Agreement required to be complied with by the Company Parties on or before the Closing shall have been complied with in all material respects, and Parent shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect.

(b) Tax Opinion. Parent shall have received a written opinion from Parent Tax Counsel, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income Tax purposes, the Merger and the Subsequent Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent Tax Counsel shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in the Company Tax Certificate and the Parent Tax Certificate and such other information as Parent Tax Counsel deems relevant.

(c) Closing Deliverables. The Company and the Stock Electing Key Shareholders shall have delivered, or have caused to be delivered, to Parent, each of the items listed in Section 2.05(a) and Section 2.05(c), respectively.

(d) Founder and Key Employee. Each of the Founder and the Key Employee, absent death or disability, (1) shall have not repudiated his Executive Offer Letter, (2) shall continue to be employed by the Company and (3) shall not have given notice of any intent to terminate such employment.

(e) Third-Party Consents. The consents required under the Contracts set forth in Section 10.03(e) of the Company’s Disclosure Letter (the “Required Consents”) shall have been obtained.

Section 10.04 Frustration of Closing Conditions. Neither the Company nor Parent may rely on the failure of any condition set forth in this ARTICLE X to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts or such other efforts standard as may be expressly set forth herein to cause the Closing Conditions of the other Party to be satisfied.

ARTICLE XI

TERMINATION

Section 11.01 Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated before the Closing:

(a) by the mutual written consent of the Company and Parent;

(b) by the Company, if Parent, Merger Sub I or Merger Sub II shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to Parent, Merger Sub I or Merger Sub II, as the case may be, which breach or failure to comply (1) would give rise to the failure of a condition set forth in Section 10.02(a), and (2) is not curable or, if curable, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent and (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(b) if any Company Party is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 10.03(a);

(c) by Parent, if the Company shall have breached any representation or warranty or any Company Party shall have failed to comply with any covenant or agreement applicable to such Company Party, which breach or failure to comply (1) would give rise to the failure of a condition set forth in Section 10.03(a), and (2) is not curable or, if curable, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by Parent to the Company and (B) the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.01(c) if Parent is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 10.02(a);

(d) by either the Company or Parent if the Closing shall not have occurred by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.01(d) shall not be available to any Party whose failure to take any action required to fulfill any obligation under this Agreement (including the failure to act in good faith or to use reasonable best efforts or such higher standard as may be expressly set forth herein (including as required by Section 7.06) to cause the Closing Conditions of the other Party to be satisfied) shall have been the cause of, or shall have resulted in, the failure of the Closing to occur before such date;

(e) by either the Company or Parent in the event any Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order enjoining or otherwise prohibiting the consummation of the Merger, the Subsequent Merger or the Bank Merger; provided that the right to terminate this Agreement under this Section 11.01(e) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the foregoing;

(f) by either the Company or Parent if (1) any Government Approval set forth in Section 10.01(a) of the Company Disclosure Letter is denied by final, non-appealable action of the applicable Governmental Authority or (2) any application, filing or notice necessary in connection with a Government Approval set forth in Section 10.01(a) of the Company Disclosure Letter has been withdrawn at the request or recommendation of the applicable Governmental Authority and such Governmental Authority will not accept the re-filing of such application, filing or notice prior to the Outside Date; provided that the right to terminate this Agreement under this Section 11.01(f) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, the foregoing; or

(g) by the Founder only, in his personal capacity, (i) at any time during the five (5) day period commencing on and following the Final Approval Date, if the quotient obtained by dividing the Measurement Price by the Reference Price shall be less than 0.85; or (ii) if the Closing shall not have occurred within thirty (30) days after the Final Approval Date, at any time during the five (5) day period commencing ten (10) days prior to the date on which the Closing would occur but for the exercise of the

Founder’s termination right hereunder if the quotient obtained by dividing the Parent Average Stock Price for the twenty (20) full trading days immediately prior to the date that is ten (10) days prior to the date on which the Closing would occur but for the exercise of the Founder’s termination right hereunder (the “Adjusted Measurement Price”) by the Reference Price shall be less than 0.85. If the Founder elects to exercise his termination right pursuant to this Section 11.01(g), he shall give written notice thereof to Parent (with a copy of such notice provided to the other Parties). During the five (5) Business Day period commencing with and following its receipt of such notice, any obligation of the Parties to effect the Closing shall be suspended and Parent shall have the option to increase the consideration to be received by the holders of Company Common Stock hereunder, by adjusting the Exchange Ratio so that it equals a number (rounded to the nearest one one-thousandth) obtained by multiplying (A) the Exchange Ratio, (B) 0.85 and (C) the quotient obtained by dividing the Reference Price by the Measurement Price (in the case of a termination contemplated by Section 11.01(g)(i)) or the Adjusted Measurement Price (in the case of a termination contemplated by Section 11.01(g)(ii)). If Parent so elects within such five (5) Business Day period, it shall give prompt written notice to the Company of such election and the adjusted Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 11.01(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio may have been so modified). If Parent does not elect to increase the consideration within such five (5) Business Day period, such termination shall be effective immediately after the end of the five (5) Business Day period following Parent’s receipt of a notice from the Founder that the Founder elects to exercise his termination right pursuant to this Section 11.01(g).

Section 11.02 Notice of Termination. The Party desiring to terminate this Agreement pursuant to Section 11.01 shall give written notice of such termination to the other Parties.

Section 11.03 Effect of Termination. In the event this Agreement is terminated pursuant to Section 11.01, this Agreement shall thereupon become null and void and of no further force and effect, except for the provisions of (a) Section 7.05, (b) Section 11.01 and this Section 11.03, and (c) ARTICLE XIV. Nothing in this Section 11.03 shall be deemed to release any Party from any Liability for any breach by such Person of any term of this Agreement or impair the right of any Party to compel specific performance by the other Parties of its obligations under this Agreement; provided, however, that if this Agreement is validly terminated pursuant to this ARTICLE XI, no Party shall have any remedy or right to recover for any Liabilities resulting from any breach of any of its representations or warranties contained in this Agreement or any Transaction Agreement or any failure to perform any of its covenants or agreements contained in this Agreement or any Transaction Agreement; provided, further, that termination shall not relieve any Party from Liability for any Fraud (which for all purposes of this Agreement shall include the element of scienter) or Willful Breach prior to such termination.

ARTICLE XII

INDEMNIFICATION

Section 12.01 Survival. The representations and warranties of the Company, the Key Stockholders and Parent contained in or made pursuant to this Agreement shall survive in full force and effect until February 28, 2022, at which time they shall terminate and no claims shall be made for indemnification with respect thereto under Section 12.02 or Section 12.03 thereafter; provided that the representations and warranties contained in or made pursuant to Section 4.12 shall not survive the Effective Time. The covenants and agreements of the Company Parties and Parent contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Effective Time indefinitely until fully performed or waived; provided that the indemnification obligations set forth in Section 12.02(a)(ii) and Section 12.02(a)(iv) shall survive in full force and effect until February 28, 2022, at which time they shall terminate and no claims shall be made for indemnification under such sections thereafter; provided, further, that the indemnification obligations set forth in Section 12.02(a)(iii) shall survive in full force and effect until six (6) months after the expiration of the applicable statute of limitations, at which time they shall terminate and no claims shall be made for indemnification under such section thereafter. Nothing in this ARTICLE XII shall affect or limit the ability of Parent to recover under the R&W Insurance for any matters covered thereunder; provided that, without limiting the right of any Parent Indemnified Person to provide notice of and otherwise preserve a claim or remedy under this Agreement, recovery shall first be sought under the R&W Insurance for any matters covered thereunder before any Parent Indemnified Person may obtain recovery out of the Escrow Amount or otherwise against the Key Stockholders pursuant to this Article XII.

Section 12.02 Indemnification of Parent Indemnified Persons.

(a) From and after the Closing, and subject to the terms of this Agreement, Parent and its Affiliates (collectively, the “Parent Indemnified Persons”) shall, unless otherwise stated in Section 12.02(b), be entitled to indemnification solely out of the Escrow Amount (to the extent there is any remaining Escrow Amount), to the extent that the retention under the R&W Insurance has not been satisfied or for any claim for Losses subject to a Permitted R&W Insurance Exclusion, for all Losses that such Parent Indemnified Person may suffer or incur, or become subject to, as a result of:

(i) prior to their expiration in accordance with Section 12.01, a breach of any representations or warranties made by the Company Parties in this Agreement (other than a breach of any representations and warranties contained in or made pursuant to Section 4.12 (Taxes)), it being understood that, for purposes of this Section 12.02, any qualifications in the text of any such representation or warranty relating to materiality or Company Material Adverse Effect shall be disregarded (other than any such qualifications in Section 4.06(b), Section 4.07(b)(2), the last sentence of Section 4.09(f), Section 4.15(a)(iv), Section 4.15(a)(ix), Section 4.15(a)(x) and Section 4.28);

(ii) any breach or failure by a Company Party to perform any of its pre-Closing covenants or agreements contained in this Agreement or any Company Transaction Agreement to which such Company Party is a party;

(iii) any Fraud by or on behalf of a Company Party with respect to this Agreement or any Company Transaction Agreement to which such Company Party is a party; and

(iv) any claims brought by a Stockholder of the Company related to the Transactions, including any claims that have been released pursuant to Section 7.17, any claims related to the matters contemplated by Section 7.21 and any claims made by New Stockholders (in each case, other than claims against Parent Indemnified Persons pursuant to any employment arrangement or to enforce an obligation of Parent Indemnified Persons under this Agreement).

(b) Notwithstanding anything in this Agreement to the contrary:

(i) The Key Stockholders shall not be required to indemnify or hold harmless any Parent Indemnified Person against, or reimburse any Parent Indemnified Person for, any Losses pursuant to Section 12.02(a)(i) (other than with respect to the Fundamental Representations):

(A)

with respect to any claim unless such claim (together with all other claims, if any, arising out of substantially similar facts, events and circumstances) involves Losses in excess of $50,000 (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of Parent Indemnified Persons’ Losses for purposes of clause (B) below); and

(B)

until the aggregate amount of Parent Indemnified Persons’ Losses that are subject to the limitations set forth in this Section 12.02(b) exceeds 50% of the Retention (the “Basket Amount”), after which the Key Stockholders shall be responsible for the aggregate amount of all Losses (excluding the Basket Amount), but only if such Losses also meet the requirements of Section 12.02(b)(i)(A);

(ii) the cumulative indemnification obligation of each of the Key Stockholders (and the cumulative indemnification obligations paid or to be payable by the Key Stockholders) under (A) Section 12.02(a)(i) (other than with respect to the Fundamental Representations), (B) Section 12.02(a)(ii) and (C) Section 12.02(a)(iv) shall in no event exceed in the aggregate such Key Stockholder’s share of the Escrow Amount, determined in accordance with the Allocation Schedule; and

(iii) any indemnification of a Parent Indemnified Person pursuant to Section 12.02(a)(i) (other than with respect to the Fundamental Representations), Section 12.02(a)(ii) or Section 12.02(a)(iv), to the extent that the retention under the R&W Insurance has not been satisfied or for any claim for Losses subject to a Permitted R&W Insurance Exclusion, shall be satisfied solely out of the Escrow Amount to the extent there is any remaining Escrow Amount; provided, that a Parent Indemnified Person entitled to indemnification under Section 12.02(a)(iii) may, at its option, direct the Indemnifying Person to satisfy such indemnification out of the Escrow Amount or any amount paid as Per Share Merger Consideration, subject to the limitations set forth in the last two provisos of this Section 12.02(b)(iii). The maximum amount for which the Key Stockholders shall be liable under Section 12.02(a)(i), Section 12.02(a)(ii) or Section 12.02(a)(iv) in the aggregate at any time shall be, and in respect of any claims under such Section the Parent Indemnified Persons shall only have recourse to, the then-remaining Escrow Amount, in each case (as and to the extent applicable) except with respect to any breach or inaccuracy of any Fundamental Representation. Once there is no remaining Escrow Amount, the Key Stockholders shall have no further liability under Section 12.02(a)(i), Section 12.02(a)(ii) or Section 12.02(a)(iv), in each case (as and to the extent applicable) except with respect to any breach or inaccuracy of any Fundamental Representation. The maximum amount for which any Key Stockholder shall be liable under this Section 12.02 and for all other indemnification obligations arising out of or relating to this Agreement in the aggregate, including with respect to payments made from the Escrow Amount and including with respect to any breach or inaccuracy of any Fundamental Representation and any breach of any covenant or agreement and any claim for Losses subject to a Permitted R&W Insurance Exclusion, shall not exceed such Key Stockholder’s allocable share of such liability, determined in accordance with the Allocation Schedule, taking into account any claims satisfied against the Escrow Amount; provided that any liability of the Key Stockholders pursuant to Section 12.02(a)(i) (solely with respect to any breach or inaccuracy of any Fundamental Representation or any representation or warranty in Article V) or Section 12.02(a)(iii) in excess of the Escrow Amount shall be several, as determined in accordance with the Allocation Schedule (and not joint); provided, further that in all cases, liability of a Key Stockholder pursuant to Section 12.02 shall be limited to the aggregate Per Share Merger Consideration actually received or receivable by such Key Stockholder, taking into account any claims satisfied against the Escrow Amount.

(iv) Any indemnification of a Parent Indemnified Person pursuant to this Section 12.02 that is to be paid from the Escrow Amount shall be effected within five (5) Business Days after the Final Determination thereof by release to Parent of the portion of the Escrow Amount sufficient to satisfy the Final Determination.

Section 12.03 Indemnification of Company Indemnified Persons.

(a) From and after the Closing, and subject to the terms of this Agreement, Parent shall indemnify and hold harmless the Company Parties and their respective Affiliates (collectively, the “Company Indemnified Persons”) against, and reimburse any Company Indemnified Person for, all Losses that such Company Indemnified Person may suffer or incur, or become subject to, as a result of:

(i) prior to their expiration in accordance with Section 12.01, a breach of any representations or warranties made by Parent in this Agreement, it being understood that for purposes of this Section 12.03 any qualifications in the text of any such representation or warranty relating to materiality or Parent Material Adverse Effect shall be disregarded;

(ii) any breach or failure by Parent to perform any of its covenants or agreements contained in this Agreement or any Parent Transaction Agreement; or

(iii) any Fraud by or on behalf of Parent, Merger Sub I or Merger Sub II.

(b) Notwithstanding anything in this Agreement to the contrary:

(i) Parent shall not be required to indemnify or hold harmless any Company Indemnified Person against, or reimburse any Company Indemnified Person for, any Losses pursuant to Section 12.03(a)(i) (other than with respect to the Fundamental Representations):

(A)

with respect to any claim unless such claim (together with all other claims, if any, arising out of substantially similar facts, events and circumstances) involves Losses in excess of $50,000 (nor shall such item be applied to or considered for purposes of calculating the aggregate amount of Company Indemnified Persons’ Losses for purposes of clause (B) below); and

(B)

until the aggregate amount of Company Indemnified Persons’ Losses that are subject to the limitations set forth in this Section 12.03(b) exceeds the Basket Amount, after which Parent shall be responsible for the aggregate amount of all Losses (excluding the Basket Amount), but only if such Losses also meet the requirements of Section 12.03(b)(i)(A); and

(ii) the cumulative indemnification obligation of Parent under (A) Section 12.03(a)(i) (other than the indemnification obligation with respect to the Fundamental Representations) and (B) Section 12.03(a)(ii) shall in no event exceed $50,000,000.

Section 12.04 Third-Party Claim Procedures.

(a) In the event that any claim or demand for which an Indemnifying Person may have Liability to any Indemnified Person hereunder is asserted against or sought to be collected from any Indemnified Person by a third party (a “Third-Party Claim”), such Indemnified Person shall promptly notify the Indemnifying Person in writing of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then reasonably ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder and, to the extent practicable, any other then-known material details pertaining thereto (a “Claim Notice”); provided, however, that the failure to so give a Claim Notice in accordance with this Section 12.04(a) shall not affect the rights of an Indemnified Person hereunder except, and only to the extent that, any such failure has an adverse and prejudicial effect on the rights available to the Indemnifying Person with respect to such Third-Party Claim. The Indemnifying Person shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by Law or a Governmental Authority in an Action) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Person that it desires to defend the Indemnified Person against such Third-Party Claim.

(b) In the event that the Indemnifying Person notifies the Indemnified Person within the Notice Period that it desires to defend the Indemnified Person against a Third-Party Claim, subject to Section 12.04(c), the Indemnifying Person shall have the right to defend the Indemnified Person by appropriate proceedings and shall have the sole power to direct and control such defense at its sole expense and with counsel reasonably acceptable to the Indemnified Person. Once the Indemnifying Person has duly assumed the defense of a Third-Party Claim, the Indemnified Person shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Person shall participate in any such defense at its expense, unless the Indemnifying Person and the Indemnified Person are both named parties to the proceedings and counsel for the Indemnified Person shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual differing interests between them, and in that case, the Indemnifying Person shall be liable for the reasonable fees and expenses of one separate counsel (in addition to any necessary local counsel) to the extent such Third-Party Claim is subject to indemnification or reimbursement under this ARTICLE XII.

(c) Notwithstanding Section 12.04(b), if a Third-Party Claim (1) seeks relief that if granted would result in the imposition of an Order that would restrict the future activity or conduct of the Indemnified Person or any of its Affiliates, (2) alleges, or seeks a finding or admission of, a violation of Law by the Indemnified Person or any of its Affiliates, (3) seeks or would result in a finding or admission that would have a material adverse effect on other claims made against the Indemnified Person or any of its Affiliates, (4) seeks or would result in any monetary Liability of the Indemnified Person that is in excess (by more than twenty percent (20%)) of the remaining Escrow Amount, (5) is brought by, or on behalf of, a Governmental Authority having jurisdiction over the Indemnified Person or its Affiliates, (6) involves criminal allegations against an Indemnified Person or any of its respective Affiliates, directors, officers or employees or (7) would materially and adversely affect the ongoing business (including any dispute with any material customer or employee) of the Company, the Surviving Company or any of their respective Subsidiaries (any such claim, an “Indemnified Person Defense Matter”), then, in each case of clauses (1)–(7), the Indemnified Person alone shall be entitled to contest, defend, compromise and settle such Third-Party Claim (but, with respect to any such compromise or settlement, subject to obtaining the consent of the Indemnifying Person). The Indemnifying Person shall not settle, compromise or offer to settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment or other Order resolving such Third-Party Claim in whole or in part (each, a “Settlement”) without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed; provided that such consent may be withheld in the sole discretion of the Indemnified Person if such Settlement (1) is or relates to an Indemnified Person Defense Matter, (2) does not include from the claimant and such Indemnifying Person an unqualified release of the Indemnified Persons from all Liability in respect of such Third-Party Claim, (3) does not provide solely for the payment of money which shall be paid solely by the Indemnifying Person and imposes no other Liabilities or obligations of any kind upon the Indemnified Person or (4) includes any admission of any

Liability or wrongdoing (including any violation of Law or Order) by any Indemnified Person. The Indemnified Person shall have a reasonable period to review and comment upon drafts of any documentation relating to any Settlement that the Indemnifying Person proposes to enter into, and the Indemnifying Person shall consider such comments in good faith.

(d) If the Indemnifying Person (1) elects not to defend the Indemnified Person against a Third-Party Claim, whether by not giving the Indemnified Person timely notice of its desire to so defend or otherwise or (2) is not entitled to defend the Third-Party Claim as provided in Section 12.04(a) or Section 12.04(c), then, in each case, the Indemnified Person shall have the right, but not the obligation, to assume the defense and resolution of such Third-Party Claim, and shall reasonably consult with the Indemnifying Person regarding the strategy for defense of such claim if so assumed, it being understood that the Indemnified Person’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Person shall have no Liability with respect to a Settlement entered into without its consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) The Indemnified Person and the Indemnifying Person shall cooperate in order to allow for the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records and other documents and employees, it being understood that the reasonable out-of-pocket fees, costs and expenses incurred by the Indemnified Person relating thereto shall be considered Losses. The Indemnified Person and the Indemnifying Person shall keep each other reasonably informed with respect to the status of such Third-Party Claim.

(f) The Indemnified Person and the Indemnifying Person shall use reasonable best efforts to avoid production of Confidential Information (as defined in the Confidentiality Agreement), consistent with applicable Law, and to cause access to all relevant business records and other documents and all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 12.05 Exclusive Remedies.

(a) Except as otherwise expressly set forth in this Agreement (including Section 3.02(j)), following the Closing, the indemnification provisions of this ARTICLE XII shall be the sole and exclusive remedies of any Company Indemnified Person and any Parent Indemnified Person, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that it may at any time suffer or incur, or become subject to, as a result of, or in connection with, (1) any breach of or inaccuracy with respect to any representation or warranty set forth in this Agreement by Parent or the Company Parties, respectively, or (2) any breach or failure by Parent or the Company Parties, respectively, to perform or comply with any covenant or agreement set forth herein.

(b) The balance then remaining of the Escrow Amount shall be the sole and exclusive recourse for any and all payments that may become owing to the Parent Indemnified Persons pursuant to a claim for indemnification under Section 12.02 (other than the indemnification obligations (A) with respect to the Fundamental Representations and (B) pursuant to Section 12.02(a)(iii)), and no such claim by the Parent Indemnified Persons shall be asserted against, and the Parent Indemnified Persons shall not be entitled to indemnification from, the Company Parties or any of their respective Affiliates or any other Person for a claim for indemnification under Section 12.02 (other than the indemnification obligations (A) with respect to the Fundamental Representations and (B) pursuant to Section 12.02(a)(iii)) other than by recourse to the Escrow Amount. Any indemnification of a Parent Indemnified Person pursuant to a claim for indemnification under Section 12.02(a)(i) with respect, in each case, solely to a Fundamental Representation shall be effected first out of the Escrow Amount to the extent there is any remaining Escrow Amount, and then if there is no remaining Escrow Amount, by wire transfer or transfers of immediately available funds from the applicable Key Stockholder (subject to Section 12.02(b)(iii)) to an account designated by Parent within five (5) Business Days after the Final Determination of such claim. The disposition of the Escrow Amount shall be governed by the terms set forth herein and in the applicable Escrow and Payments Agreement.

Section 12.06 Tax Treatment of Payments. The Parties agree to treat any indemnity payments made pursuant to this Agreement as adjustments to the aggregate Per Share Merger Consideration for income Tax purposes, to the maximum extent permitted by Law.

Section 12.07 Limitations. Notwithstanding anything in this Agreement to the contrary:

(a) (1) No Indemnified Person shall be entitled to recover more than once for the same underlying Loss and (2) in no event shall any Parent Indemnified Person be entitled to recover or make a claim for any amounts in respect of, and in no event shall “Losses” be deemed to include any liability to the extent included in, the final determination of the Total Consideration Value, including the Company Transaction Expenses as finally determined in accordance with Section 3.01 and Section 3.07.

(b) The applicable Indemnified Person shall use its commercially reasonable efforts to mitigate all Losses in respect of which such Indemnified Person may be entitled to indemnification pursuant to this ARTICLE XII after becoming aware of any event which may reasonably be likely to give rise to any such Losses.

(c) Without limiting the effect of any other limitation contained in this ARTICLE XII, for purposes of computing the amount of any Losses incurred by any Indemnified Person under this ARTICLE XII, there shall be deducted an amount equal to the amount of any Tax benefit actually realized in connection with such Losses or any of the circumstances giving rise thereto received or realized by the Indemnified Person, as determined on a “with and without” basis.

(d) Any indemnification claim by an Indemnified Person which does not result from a Third-Party Claim shall be asserted by the Indemnified Person by giving the Indemnifying Person and the Stockholders’ Representative prompt written notice thereof. Such written notice shall summarize the basis for the indemnification claim based on the information reasonably available at that time to the Indemnified Person. The failure to give written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, unless, and then solely to the extent that, the rights of the parties from whom indemnity is sought are actually prejudiced as a result of such failure; provided, however, that no such notice shall have any effect or be valid if it is given following the end of any applicable survival period provided for in Section 12.01.

(e) The right of the Indemnified Persons to indemnification pursuant to this ARTICLE XII will not be affected by any investigation conducted or knowledge acquired (or capable of being conducted or acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to any accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement herein.

Section 12.08 Indemnification Notice. For purposes of this ARTICLE XII, (i) if Parent (or any other Parent Indemnified Persons) comprises the Indemnified Person, any notices to be given to (or delivered by) the Indemnifying Person shall be given to (or delivered by) the Stockholders’ Representative (acting on behalf of the Key Stockholders), and (ii) if Parent comprises the Indemnifying Person, any notices to be given to (or delivered by) the Indemnified Person shall be given to (or delivered by) the Stockholders’ Representative (acting on behalf of the Key Stockholders).

ARTICLE XIII

STOCKHOLDERS’ REPRESENTATIVE

Section 13.01 Acknowledgement. By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger, including as contemplated by Section 7.21, or participating in the Merger and receiving the benefits thereof, including the right to receive consideration payable in connection with the Merger, each Stockholder shall be deemed to have approved the designation of, and hereby designates, Fortis Advisors LLC as the Stockholders’ Representative for all purposes in connection with this Agreement and the agreements ancillary hereto, and by execution of this Agreement, the Stockholders’ Representative hereby accepts such appointment, to act on behalf of the Stockholders as the Stockholders’ exclusive representative, agent and attorney-in-fact, with full power of substitution, to act in the Stockholders’ name, place and stead in connection with the Transactions. The power of attorney granted in this ARTICLE XIII by the Stockholders and the powers, immunities and rights to indemnification granted to the Stockholders’ Representative Group hereunder: (1) are coupled with an interest and shall be irrevocable, may be delegated by the Stockholders’ Representative and shall survive the death, incompetence, bankruptcy, liquidation or incapacity of any Stockholder and (2) shall survive the delivery of an assignment by any Stockholder of the whole or any fraction of his, her or its interest in the Escrow Amount. Parent, Merger Sub I and Merger Sub II are and will be entitled to rely on the actions of the Stockholders’ Representative taken on behalf of the Stockholders in connection with the Transactions. By appointing the Stockholders’ Representative to act in such capacity, the Stockholders shall be deemed to have irrevocably authorized and empowered the Stockholders’ Representative to:

(a) act for and on behalf of the Stockholders in any and all capacities and to do and perform every act and thing required or permitted to be done, in the reasonable judgment of the Stockholders’ Representative, in connection with the Transactions;

(b) give and receive all notices or documents given or to be given to or by the Stockholders pursuant hereto or in connection herewith and to give and receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement;

(c) engage counsel and such accountants and other advisors for Stockholders and incur such other expenses on behalf of the Stockholders in connection with the Transactions as the Stockholders’ Representative may deem appropriate;

(d) take such action on behalf of the Stockholders as the Stockholders’ Representative may deem appropriate in respect of the following:

(e) any claims (including settlement thereof) made by any Parent Indemnified Person for indemnification pursuant to ARTICLE XII; and

(f) any amendment, waiver or consent with respect to this Agreement; provided that no amendment, waiver or consent with respect to this Agreement (including any schedules or exhibits, including the Allocation Schedule and the Payout Spreadsheet, attached hereto) shall be made by the Stockholders’ Representative without the express prior written consent of the Key Stockholders;

(g) take such other action as the Stockholders’ Representative is authorized to take under this Agreement;

(h) make all determinations required or permitted under this Agreement;

(i) represent the Stockholders in all litigation and negotiate or enter into settlements and compromises relating to any disputes arising in connection with this Agreement; and

(j) take all relevant action in all such other matters as the Stockholders’ Representative may deem necessary or appropriate to consummate the Transactions.

(k) Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Stockholders, except as expressly provided herein, and in the Stockholders’ Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter.

Section 13.02 Stockholders’ Representative Retention Account. Upon the Closing, in accordance with Section 13.01(a) and Section 3.03(c)(ii), Parent will pay to the Stockholders’ Representative, by wire transfer of immediately available funds, the Representative Amount (and the account in which it is held, the “Stockholders’ Representative Retention Account”), which will be used for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any Losses or other third-party expenses pursuant to the Transaction Agreements and any agreements ancillary thereto, including, the Stockholders’ Representative Engagement Agreement. The Stockholders will not receive any interest or earnings on the Representative Amount and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Amount, and has no tax reporting or income distribution obligations. The Stockholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Amount other than as a result of its gross negligence or willful misconduct. Subject to Advisory Group approval, the Stockholders’ Representative may contribute funds to the Representative Amount from any consideration otherwise distributable to the Stockholders. As soon as practicable following the completion of the Stockholders’ Representative’s responsibilities, the Stockholders’ Representative will deliver the remaining balance of the Representative Amount to the Escrow and Payments Agent for further distribution to the Stockholders.

Section 13.03 Indemnification of Stockholders’ Representative. Certain Stockholders have entered into an engagement agreement (the “Stockholders’ Representative Engagement Agreement”) with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with its services under this Agreement, the Escrow and Payments Agreements and the Stockholders’ Representative Engagement Agreement (such Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholders’ Representative Group”) will incur any liability of any kind with respect to any action or omission by the Stockholders’ Representative in connection with the Stockholders’ Representative’s services pursuant to this Agreement, the Stockholders’ Representative Engagement Agreement and the other Transaction Agreements to which it is a party, except in the event of Liability directly resulting from the

Stockholders’ Representative’s gross negligence or willful misconduct. The Stockholders’ Representative Group shall not be liable to the Stockholders for any action or omission pursuant to the advice of counsel. The Stockholders will, severally as determined in accordance with the Allocation Schedule (and not jointly), indemnify, defend and hold harmless the Stockholders’ Representative Group from and against any and all losses, Liabilities, and costs arising out of or in connection with the Stockholders’ Representative’s execution and performance of the Stockholders’ Representative Engagement Agreement, this Agreement and the other Transaction Agreements or ancillary agreements thereto to which it is a party, in each case as such loss, Liability or cost is suffered or incurred; provided that in the event that any such loss, Liability or cost is finally adjudicated to have been directly caused by the fraud, gross negligence, bad faith or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Stockholders the amount of such indemnified Loss to the extent attributable to such fraud, gross negligence, bad faith or willful misconduct. If not paid directly to the Stockholders’ Representative by the Stockholders, any such Losses may be recovered by the Stockholders’ Representative from (1) the funds in the Stockholders’ Representative Retention Account and (2) the Escrow Amount at such time as remaining amounts would otherwise be distributable to the Stockholders; provided that, while this Section 13.03 allows the Stockholders’ Representative to be paid from the Representative Amount and the Escrow Amount, this does not relieve the Stockholders from their obligation to promptly pay such losses, Liabilities and costs as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Representative be required to advance its own funds or otherwise incur any financial liability on behalf of the Stockholders or otherwise. Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its reasonable determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on indemnity or, solely with respect to the Stockholders, non-recourse provisions set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Representative in this Section 13.03. The Stockholders acknowledge and agree that the foregoing indemnities and immunities will survive the resignation or removal of the Stockholders’ Representative and the Closing and/or the termination of this Agreement and the Escrow and Payments Agreements.

Section 13.04 Reliance. In the performance of its duties hereunder, the Stockholders’ Representative shall be entitled to (a) rely upon the Payout Spreadsheet and any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Stockholder or any Party hereunder and (b) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so. A decision, act, consent or instruction of the Stockholders’ Representative, including an amendment, extension or waiver of this Agreement, shall constitute a decision of the Stockholders and shall be final, binding and conclusive upon the Stockholders and their respective successors, and all defenses which may be available to any Stockholder to contest, negate or disaffirm the action of the Stockholders’ Representative taken in good faith under this Agreement or the Stockholders’ Representative engagement agreement are waived.

ARTICLE XIV

MISCELLANEOUS

Section 14.01 Rules of Construction. The following rules of construction shall govern the interpretation of this Agreement:

(a) references to “applicable” Law or Laws with respect to a particular Person, thing or matter mean only such Law or Laws as to which the Governmental Authority that enacted, promulgated, approved, entered, or authorized such Law or Laws has jurisdiction over such Person, thing or matter as determined under the Laws of the State of New York as required to be applied thereunder by a court sitting in the State of New York; references to any Law or form (including in the definition thereof) shall be deemed to include references to such Law or form as amended, modified, supplemented or replaced to or at the applicable time, and all references to any section of any Law include any successor to such section;

(b) references to any contract or agreement shall refer to such contract or agreement as modified or amended to the applicable time;

(c) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statement to the extent (1) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement that is related to the subject matter of such representation or warranty, (2) such item is otherwise specifically set forth on the balance sheet or financial statement or (3) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto;

(d) when calculating the period of time before which, within which or following which any act or other thing is to be done pursuant to this Agreement, the date that is referenced in beginning the calculation of such period will be excluded (for example, if an action is to be taken within two (2) days after a triggering event and such event occurs on a Tuesday, then the action must be taken by Thursday); and if the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day;

(e) except as the context may otherwise require, words in the singular include the plural and vice versa, and words of one gender include the other gender;

(f) (1) the provision of a table of contents, the division into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement; and (2) references to the terms “Article,” “Section,” “subsection,” “subclause,” “clause,” “Disclosure Letter,” “Schedule” and “Exhibit” are references to the Articles, Sections, subsections, subclauses, clauses, Disclosure Letters, Schedules and Exhibits to this Agreement unless otherwise specified;

(g) (1) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (2) the terms “include,” “includes,” “including” and words of similar import mean “including, without limitation”; (3) the term “any” means “any and all”; and (4) the term “or” is not exclusive;

(h) (1) references to “days” mean calendar days unless Business Days are expressly specified; (2) references to “written” or “in writing” include in electronic form; and (3) references to “$” mean U.S. dollars;

(i) the term “made available” means (1) any document or other information that was included in the virtual data room of the Company on or prior to the Business Day immediately preceding the Execution Date with respect to documents and other information made available to Parent and (2) any document or other information that was included in the virtual data room of Parent on or prior to the Business Day immediately preceding the Execution Date with respect to documents and other information made available to the Company or the Key Stockholders;

(j) references to any Person include such Person’s successors and permitted assigns; and

(k) each Party has participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any provision in this Agreement; the language used herein will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against either Party.

Section 14.02 Expenses. Except as otherwise specified in the Transaction Agreements, Parent, on the one hand, and the Company, on the other hand, will pay their own costs and expenses, including legal, consulting, financial advisor and accounting fees and expenses, incurred in connection with the Transactions, irrespective of when incurred or whether or not the Closing occurs; provided that Parent shall be responsible for all filing or similar fees in connection with any filing pursuant to the HSR Act and Stockholders’ Representative, on behalf of the Stockholders, shall be responsible for any fees and expenses of the Escrow and Payments Agent. The Company shall reimburse Parent for 50% of any deposit paid by Parent in connection with the R&W Insurance (provided that in no event shall such reimbursed amount be greater than the amount set forth on Section 14.02 of the Company Disclosure Letter) by wire transfer of immediately available funds within two (2) Business Days of any valid termination of this Agreement.

Section 14.03 Notices. All notices and other communications under or by reason of the Transaction Agreements shall be in writing and shall be deemed to have been duly given or made (a) when personally delivered, (b) when delivered by facsimile or e-mail transmission with receipt confirmed (followed by delivery of an original by another delivery method provided for in this Section 14.03) or (c) one (1) Business Day after deposit with overnight courier service, in each case to the addresses and attention parties indicated below (or such other address, facsimile number, e-mail address or attention party as the recipient party has specified by prior notice given to the sending party in accordance with this Section 14.03); provided that with respect to notices delivered to the Stockholders’ Representative, such notices must be delivered solely via facsimile or via e-mail.

If to Company, to:	Cardholder Management Services, Inc. 101 Crossways Park West Woodbury, NY 11797 Attention: Donald M. Berman, Chairman and Chief Executive Officer E-mail: don.berman@cardworks.com with a copy (which will not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Richard K. Kim

Facsimile: (212) 403-2000

E-mail: RKim@wlrk.com

Attention: Brandon C. Price

Facsimile: (212) 403-2000

E-mail: BCPrice@wlrk.com

If to Founder, to:	Donald M. Berman 101 Crossways Park West Woodbury, NY 11797 Attention: Donald M. Berman E-mail: don.berman@cardworks.com

If to Parent, Merger Sub I or Merger Sub II, to:	Ally Financial Inc. 440 South Church Street Charlotte, NC 28202 Attention: General Counsel Attention: Peter Greene 300 Park Avenue, 4th Floor New York, NY 10022 E-mail: Peter.Greene@ally.com

with a copy (which will not constitute notice) to:	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
Attention: Mitchell S. Eitel Facsimile: (212) 291-9046 E-mail: eitelm@sullcrom.com

Attention: C. Andrew Gerlach Facsimile: (212) 291-9299 E-mail: gerlacha@sullcrom.com

If to PE Stockholder 1, to:	B2 FIE VIII LLC c/o PIMCO LLC – SSG Group 650 Newport Center Dr. Newport Beach, CA 92660 Attn: Daniel Ballen and Harin de Silva Email: Daniel.Ballen@pimco.com; Harin.deSilva@pimco.com

with a copy (which will not constitute notice) to:	c/o PIMCO LLC – Office of the General Counsel 1633 Broadway New York, NY 10019 Attn: Michelle Galvez Email: Michelle.Galvez@pimco.com; AltsParalegals@pimco.com

If to PE Stockholder 2, to:	PCP CW Aggregator Holdings, L.P. c/o Parthenon Capital 399 Boylston St. 13th Floor Boston, MA 02116 Attn: General Counsel Email: pmarnoto@parthenoncapital.com with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Jeffrey J. Seifman, P.C.

Shelly M. Hirschtritt, P.C.

Joydeep Dasmunshi

Email: jseifman@kirkland.com

shirschtritt@kirkland.com

joydeep.dasmunshi@kirkland.com

If to the PE Stockholder 3, to:

Reverence Card Co-Invest, L.P.

c/o Reverence Capital Partners

10 East 53rd Street, 14th Floor

New York, NY 10022

Attn: Milton Berlinski and Peter Aberg

Email: milton.berlinski@reverencecapital.com

peter.aberg@reverencecapital.com

with a copy (which will not constitute notice) to:

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

Attn: Dominick P. DeChiara and Jennifer C. Kurtis

Email: ddechiara@winston.com

jkurtis@winston.com

Rachael Dugan

General Counsel & Chief Compliance Officer

Reverence Capital Partners

10 East 53rd Street, 14th Floor

New York, NY 10022

Email: rachael.dugan@reverencecapital.com

If to Stockholders’ Representative or the Stockholders following the Closing:	Fortis Advisors LLC Attention: Notices Department (Project Wildcat) E-mail: notices@fortisrep.com Facsimile: (858) 408-1843

Section 14.04 Public Announcements. From the Execution Date until the Closing, no Party nor the Stockholders’ Representative nor any Affiliate or Representative of the foregoing shall issue or cause the publication of any press release or other public announcement in respect of the Transaction Agreements or the Transactions without the prior approval of Parent (in the case of any Company Party and its Affiliates and Representatives) or the Company (in the case of Parent, Merger Sub I and Merger Sub II and their respective Affiliates and Representatives) (which approval shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall not prohibit such disclosure if required by Law, any Governmental Authority or any recognized stock exchange on which the equity interests of a Party or any of its respective Affiliates are listed so long as the applicable disclosing Party consults with Parent (in the case of any Company Party and its Affiliates and Representatives) or the Company (in the case of Parent, Merger Sub I and Merger Sub II and their respective Affiliates and Representatives) in advance of such disclosure and provides such other Party a reasonable opportunity to comment on a draft of such disclosure to the extent practicable. From and after the Closing, neither the Stockholders’ Representative nor any of its Affiliates or Representatives shall issue or cause the publication of any press release or other public announcement in respect of the Transaction Agreements or the Transactions without the prior approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 14.05 Severability. If any term or provision of this Agreement is held invalid, illegal or unenforceable in any respect under any applicable Law or as a matter of public policy, the validity, legality and enforceability of all other terms and provisions of this Agreement will not in any way be affected or impaired. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision hereof is invalid, illegal or unenforceable, the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision.

Section 14.06 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (other than by operation of Law) without the prior written consent of the other parties hereto; provided, however, that Parent may assign this Agreement in whole or in part, without consent, by written notice to the Company, to one or more wholly owned direct or indirect Subsidiaries of Parent in lieu of Parent, Merger Sub I and/or Merger Sub II, in which event all references herein to Parent, Merger Sub I and/or Merger Sub II, as applicable, shall be deemed references to such other Subsidiary or Subsidiaries, except that all representations and warranties made herein with respect to Parent, Merger Sub I and/or Merger Sub II as of the Execution Date shall be deemed representations and warranties made with respect to such other Subsidiary or Subsidiaries as of the date of such assignment; provided, further, that any such assignment shall not (a) impede or delay the consummation of the Transactions or otherwise impede the rights of the Stockholders under this Agreement or (b) relieve Parent of its obligations hereunder. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or Liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the Execution Date or as of any other date. Notwithstanding anything to the contrary herein and for the avoidance of doubt, ARTICLE XII is intended to benefit the Indemnified Persons and Section 7.12 is intended to benefit the D&O Indemnified Persons.

Section 14.07 Entire Agreement. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the other Transaction Agreements (and all exhibits and schedules hereto and thereto) collectively constitute and contain the entire agreement and understanding of the Parties and the Stockholders’ Representative with respect to the subject matter hereof and thereof and supersede all prior negotiations, correspondence, understandings, agreements and contracts, whether written or oral, among the Parties and the Stockholders’ Representative respecting the subject matter hereof and thereof.

Section 14.08 Tax Advice. Each party hereto acknowledges and agrees that it has not received and is not relying upon Tax advice from any other party hereto, and that it has and will continue to consult its own advisors with respect to Taxes.

Section 14.09 Amendments. The Transaction Agreements (including all exhibits and schedules thereto) may be amended, restated, supplemented or otherwise modified, and any provision thereof may be waived, only by written agreement making specific reference to the applicable Transaction Agreement to be amended, restated, supplemented or otherwise modified or provision to be waived, in each case duly executed by each party to such Transaction Agreement.

Section 14.10 Waiver. At any time before the Closing, either the Company or Parent may (a) extend the time for the performance of any obligation or other acts of Parent, Merger Sub I or Merger Sub II (in the case of the Company) or a Company Party (in the case of Parent), (b) waive any breaches or inaccuracies in the representations and warranties of Parent, Merger Sub I or Merger Sub II (in the case of the Company) or a Company Party (in the case of Parent) contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any covenant, agreement or condition contained in this Agreement, but such waiver of compliance with any such covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure on the part of any Party or the Stockholders’ Representative to exercise, and no delay in exercising, any right, power or remedy under any Transaction Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party or the Stockholders’ Representative preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 14.11 Governing Law. THE TRANSACTION AGREEMENTS, AND ANY ACTION THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE OR BE INCIDENTAL TO ANY TRANSACTION, ANY TRANSACTION AGREEMENT, THE NEGOTIATION, EXECUTION, PERFORMANCE OR CONSUMMATION THEREOF OR THE INDUCEMENT OF ANY PARTY OR THE STOCKHOLDERS’ REPRESENTATIVE TO ENTER THEREIN, WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE, AND WHETHER NOW EXISTING OR HEREAFTER ARISING (EACH, A “TRANSACTION DISPUTE”), WILL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY LAW THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED, EXCEPT INSOFAR AS THE LAWS OF THE STATE OF NEW YORK ARE MANDATORILY APPLICABLE TO THE MERGER AND THE SUBSEQUENT MERGER. THE COMPANY WILL CAUSE THE COMPANY INDEMNIFIED PERSONS, AND PARENT WILL CAUSE THE PARENT INDEMNIFIED PERSONS, TO COMPLY WITH THE FOREGOING AS THOUGH SUCH INDEMNIFIED PERSONS WERE A PARTY TO THIS AGREEMENT.

Section 14.12 Dispute Resolution; Consent to Jurisdiction.

(a) Any Transaction Dispute will exclusively be brought and resolved in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, in the event that such court does not have subject matter jurisdiction over such Transaction Dispute, any federal or state court located in the State of Delaware. In that context, and without limiting the generality of the foregoing, each Party and the Stockholders’ Representative irrevocably and unconditionally:

(i) submits for itself and its property to the exclusive jurisdiction of such courts with respect to any Transaction Dispute and for recognition and enforcement of any judgment in respect thereof, and agrees that all claims in respect of any Transaction Dispute shall be heard and determined in such courts;

(ii) agrees that venue would be proper in such courts, and waives any objection that it may now or hereafter have that any such court is an improper or inconvenient forum for the resolution of any Transaction Dispute; and

(iii) agrees that the mailing by certified or registered mail, return receipt requested, to the Persons listed in Section 14.03 of any process required by any such court, will be effective service of process; provided, however, that nothing herein will be deemed to prevent a Party or the Stockholders’ Representative from making service of process by any means authorized by the Laws of the State of Delaware.

(b) The foregoing consent to jurisdiction will not constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Transaction Dispute.

Section 14.13 Waiver of Jury Trial. TO THE MAXIMUM EXTENT PERMITTED BY LAW, EACH PARTY AND THE STOCKHOLDERS’ REPRESENTATIVE IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY TRANSACTION DISPUTE AND COVENANTS THAT NEITHER IT NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO SUCH TRIAL BY JURY. EACH PARTY REPRESENTATIVE CERTIFIES AND ACKNOWLEDGES THAT (A) SUCH PERSON HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (B) SUCH PERSON MAKES THIS WAIVER VOLUNTARILY AND (C) SUCH WAIVER CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH SUCH PERSON IS RELYING AND WILL RELY IN ENTERING INTO THE TRANSACTION AGREEMENTS. EACH PARTY REPRESENTATIVE MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 14.13 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 14.14 Admissibility into Evidence. All offers of compromise or settlement among the Parties and the Stockholders’ Representative or their respective Representatives in connection with the attempted resolution of any Transaction Dispute (a) shall be deemed to have been delivered in furtherance of a Transaction Dispute settlement, (b) shall be exempt from discovery and production and (c) shall not be admissible into evidence (whether as an admission or otherwise) in any Action for the resolution of the Transaction Dispute.

Section 14.15 Remedies; Specific Performance.

(a) Except to the extent otherwise set forth in this Agreement (including in Section 12.05), all remedies under this Agreement expressly conferred upon a Party or the Stockholders’ Representative will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Person, and the exercise by a Party or the Stockholders’ Representative of any one remedy will not preclude the exercise of any other remedy.

(b) Each Party and the Stockholders’ Representative agree that irreparable damage would occur and the Parties and the Stockholders’ Representative would not have an adequate remedy at Law if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Party and the Stockholders’ Representative agree that the other Parties and/or the Stockholders’ Representative, as the case may be, will be entitled to injunctive relief from time to time to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement without the requirement of posting any bond or other indemnity, in addition to any other remedy to which it may be entitled, at Law or in equity, and each Party and the Stockholders’ Representative agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Person under this Agreement. Each of Parent, on the one hand, and the Company Parties, on the other hand, expressly disclaims that it is owed any duties from the other not expressly set forth in this Agreement, and waives and releases all tort claims and tort causes of action (other than claims or causes of action for Fraud) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement.

Section 14.16 Non-Recourse. All claims, obligations, Liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to the Transaction Agreements, or the negotiation, execution or performance of the Transaction Agreements (including any representation or warranty made in, in connection with, or as an inducement to, the Transaction Agreements), may be made only against (and are expressly limited to) the entities that are expressly identified as parties in the preamble to this Agreement or the other Transaction Agreements, as applicable (“Contracting Parties”). No Person who is not a Contracting Party, including any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, and any financial advisor or lender to, any of the foregoing (“Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to the Transaction Agreements, or the negotiation, execution or performance of the Transaction Agreements (including any representation or warranty made in, in connection with, or as an inducement to, the Transaction Agreements); and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action and obligations against any such Nonparty Affiliates; provided that this Section 14.16 shall not apply to ARTICLE XIII, which shall be enforceable by the Stockholders’ Representative in its entirety against the Stockholders.

Section 14.17 Counterparts. Each Transaction Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. Facsimiles, e-mail transmission of .pdf signatures or other electronic copies of signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com, shall be deemed to be originals and to have been duly and validly delivered and be valid and effective for all purposes.

Section 14.18 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Authority by any Party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

THE COMPANY:

CARDHOLDER MANAGEMENT SERVICES, INC.

By:	/s/ Donald M. Berman
Name: Donald M. Berman
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

PARENT:

ALLY FINANCIAL INC.

By:	/s/ Jennifer A. LaClair
Name: Jennifer A. LaClair
Title: Chief Financial Officer

MERGER SUB I:

WILDCAT MERGER SUB I LLC

By:	/s/ Jennifer A. LaClair
Name: Jennifer A. LaClair
Title: Chief Financial Officer

MERGER SUB II:

WILDCAT MERGER SUB II LLC

By:	/s/ Jennifer A. LaClair
Name: Jennifer A. LaClair
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

FOUNDER:

DONALD M. BERMAN

By:	/s/ Donald M. Berman
Name: Donald M. Berman

SON’S TRUST:

DONALD M. BERMAN CHILDREN’S TRUST F/B/O MATTHEW E. BERMAN, U/A DATED MAY, 1994

By:	/s/ Richard Berman
Name: Richard Berman
Title: Trustee

DAUGHTER’S TRUST:

DONALD M. BERMAN CHILDREN’S TRUST F/B/O ERICA L. BERMAN, U/A DATED MAY, 1994

By:	/s/ Richard Berman
Name: Richard Berman
Title: Trustee

[Signature Page to Agreement and Plan of Merger]

PE STOCKHOLDER 1:

B2 FIE VIII LLC

By:	/s/ Harin de Silva
Name: Harin de Silva
Title: Authorized Person

PE STOCKHOLDER 2

PCP CW AGGREGATOR HOLDINGS, L.P.

By: PCP CW Aggregator GP, LLC
Its: General Partner

By: PCP Managers II, L.P.
Its: General Partner

By: PCP Managers II GP, LLC.
Its: General Partner

By:	/s/ Jill Aiello
Name: Jill Aiello
Title: CFO

PE STOCKHOLDER 3

REVERENCE CARD CO-INVEST, L.P.

By: RCP Card Co-Invest GP, LLC, its general partner

By: Reverence Capital Partners LLC, its sole member

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Managing Partner

[Signature Page to Agreement and Plan of Merger]

STOCKHOLDERS’ REPRESENTATIVE:

FORTIS ADVISORS LLC

By:	/s/ Adam Lezack
Name: Adam Lezack
Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

“2017 Investment Agreements” means those certain Investment Agreements, dated as of June 1, 2017 and July 10, 2017 (as applicable), between the Company and the respective Key Stockholders.

“2020 Taxable Net Income” has the meaning specified in Section 3.01(d).

“280G Stockholder Vote” has the meaning specified in Section 8.05.

“Account Agreement” means an agreement (including notes or other credit or security documents and related disclosure) between Company Bank (whether as an original party, successor or assign to such agreement) or any other Company Subsidiary (whether as an original party, successor or assign to such agreement) and a Person or Persons under which an account is established and credit cards are issued to or on behalf of such Person or Persons.

“Accounting Principles” means, in accordance with GAAP consistently applied (to the extent applicable) and this Agreement, (a) using and applying the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology as were used in the preparation of the Financial Statements and (b) not taking into account any consequences of the Transactions; provided that (i) to the extent of any conflict between GAAP and such methods, policies, practices and procedures or this Agreement, the applicable calculation shall be made in accordance with such methods, policies, practices and procedures and this Agreement; provided, further, that the determination of any amounts under this Agreement will not be subject to the CECL requirements.

“Acquired Companies” means the Company and its Subsidiaries.

“Acquired Company Returns” has the meaning specified in Section 4.12(a)(i).

“Acquiring” means the capture and onward transmission of Card Network transactions in order to effect payment between Card Network cardholders and Merchants, including authorizing transactions, providing for clearing and settlement, facilitating the crediting of merchants’ accounts with the proceeds of such transactions, and chargeback and retrieval processing in connection with the foregoing.

“Acquisition Proposal” has the meaning specified in Section 7.08(e).

“Action” means any action, suit, arbitration, proceeding, dispute, or investigation by or before any Governmental Authority.

“Adjusted Measurement Price” has the meaning specified in Section 11.01(g).

“Advisory Group” has the meaning specified in Section 13.03.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly Controls, is Controlled by or is under common Control with such specified Person (excluding, in the case of the Key Stockholders, any portfolio companies Controlled, whether directly or indirectly, by such specified Person).

“Aggregate Cash Amount” has the meaning specified in Section 3.02(f)(i).

“Aggregate Parent Share Amount” has the meaning specified in Section 3.02(f)(ii).

“Agreement” has the meaning specified in the Preamble.

“ALL” has the meaning specified in Section 4.30(h).

“Allocation Schedule” has the meaning specified in Section 3.02(a).

“Anti-Money Laundering Laws” means all money laundering laws administered or enforced by any Governmental Authority in jurisdictions where the Company and its Subsidiaries conduct business (in the case of the Company and its Subsidiaries) or where Parent and its Subsidiaries conduct business (in the case of Parent and its Subsidiaries).

“Association” has the meaning specified in Section 4.08(c).

“Audited Financial Statements” has the meaning specified in Section 4.17(a).

“Bank Merger” has the meaning specified in the Recitals.

“Bank Merger Agreement” has the meaning specified in Section 2.08.

“Bank Merger Certificates” has the meaning specified in Section 2.08.

“Bankruptcy and Equity Exception” means the effect on enforceability of (a) any applicable Law relating to conservatorship or receivership of financial companies or depository institutions, bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance, or preferential transfer or any other applicable Law relating to or affecting creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Basket Amount” has the meaning specified in Section 12.02(b)(i)(B).

“Business Day” means any day that is not a Saturday, a Sunday, or any day on which banks in the City of New York, New York or the City of Charlotte, North Carolina are required or authorized by Law to be closed.

“Card Networks” means MasterCard International, Inc., VISA U.S.A., Inc., VISA International, Inc. and any other credit, debit or payment card network in which the Company or any of its Subsidiaries is a member or participant or registered at any time by a member or participant.

“Cards” means credit cards, debit cards, stored value cards or similar cards.

“CECL” has the meaning specified in Section 3.07(a).

“Claim Notice” has the meaning specified in Section 12.04(a).

“Closing” has the meaning specified in Section 2.02.

“Closing Cash Amount” has the meaning specified in Section 3.03(c)(iii).

“Closing Conditions” means conditions to the respective obligations of the Parties to consummate the Transactions, as set forth in ARTICLE X.

“Closing Date” has the meaning specified in Section 2.02.

“Closing Net Book Value” means the Net Book Value as of the date immediately preceding the Closing Date; provided that for the avoidance of doubt, the Closing Net Book Value shall be determined on an estimated basis at Closing as provided in Section 3.03 and finally determined as provided in Section 3.07.

“Closing Payment” has the meaning specified in Section 3.03(c)(iv).

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” has the meaning specified in the Preamble.

“Company 401(k) Plan” has the meaning specified in Section 8.03.

“Company Bank” has the meaning specified in the Recitals.

“Company Bank Credit Card Accounts and Receivables” means the accounts and Receivables related to the credit cards issued by the Company Bank (whether held at the Company Bank or otherwise) and any portfolio of credit card accounts and Receivables acquired by the Company Bank.

“Company Business” means the business of the Company and its Subsidiaries as of the Closing.

“Company By-laws” has the meaning specified in Section 4.04.

“Company Certificate” has the meaning specified in Section 4.04.

“Company Class A Common Stock” has the meaning specified in Section 4.03(a).

“Company Class B Common Stock” has the meaning specified in Section 4.03(a).

“Company Common Stock” has the meaning specified in Section 4.03(a).

“Company Contracts” has the meaning specified in Section 4.15(a).

“Company Disclosure Letter” means a letter delivered by the Company and the Key Stockholders to Parent contemporaneously with the execution and delivery of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations, warranties or covenants of the Company or the Key Stockholders contained in this Agreement; provided that the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation, warranty or covenant shall not by itself be deemed an admission by the Company or the Key Stockholders that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or is reasonably likely or expected to result in a Company Material Adverse Effect; provided, further, that a disclosure in any section of the Company Disclosure Letter shall be deemed to be a disclosure for all other sections of the Company Disclosure Letter in respect of which it is reasonably apparent on its face from a reading of the disclosure that such disclosure is applicable, whether or not repeated or cross-referenced in such other section.

“Company Employee” means an employee of the Company.

“Company Indemnification Provisions” has the meaning specified in Section 7.12(a).

“Company Indemnified Persons” has the meaning specified in Section 12.03(a).

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries. For the avoidance of doubt, the Company Intellectual Property includes the Seller Names.

“Company IT Assets” means all IT Assets owned or used by the Company or any of its Subsidiaries in connection with their respective businesses, including the Company Software.

“Company Material Adverse Effect” means (a) any material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) any change, effect, event or occurrence that prevents or materially impairs the ability of the Company or any Key Stockholder to perform its obligations under the Transaction Agreements or to consummate the Transactions prior to the Outside Date; provided, that, in the case of clause (a) only, none of the following, either alone or in combination, shall be taken into account in the determination of a Company Material Adverse Effect: (i) any change after the Execution Date in applicable Law, or any interpretation thereof by any Governmental Authority after the Execution Date, or change after the Execution Date in GAAP or authoritative interpretations thereof; (ii) any change after the Execution Date in general global, national or regional political conditions (including protests, strikes, riots, acts of terrorism, military action or war) or in general global, national or regional economic or business conditions or in general national or global financial or capital markets, including changes in interest rates; (iii) any change after the Execution Date generally affecting the industries or market sectors in which the Company and its Subsidiaries operate; (iv) any change after the Execution Date resulting from or arising out of hurricanes, earthquakes, floods, other natural disasters or similar force majeure events; (v) any action taken (or omitted to be taken) upon the express written request or instruction of, or with the express written consent of, Parent, consistent with the terms hereof; (vi) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries as expressly required pursuant to this Agreement; (vii) any failure, in and of itself, of the Company to achieve any projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics (provided that the cause or basis for the Company’s failure to meet such projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics shall not be excluded from the determination of whether a Company Material Adverse Effect has occurred); or (viii) the announcement, pendency or consummation of the Transactions; except, in the cases of clauses (i), (ii), (iii) or (iv), to the extent that such events, changes, effects or circumstances disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, relative to other businesses in the industry in which the Company and its Subsidiaries operate.

“Company Party” and “Company Parties” have the meaning specified in the Preamble.

“Company Preferred Stock” has the meaning specified in Section 4.03(a).

“Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Source Code” means all source code for the Company Software, except for any Open Source Software.

“Company Stock” has the meaning specified in Section 4.03(a).

“Company SAR” has the meaning specified in Section 3.04(a).

“Company Stock Certificate” has the meaning specified in Section 3.02(g).

“Company Tax Certificate” has the meaning specified in Section 9.03.

“Company Tax Counsel” has the meaning specified in Section 9.03.

“Company Transaction Agreements” means this Agreement and each other Transaction Agreement to which any Company Party is named as a party on the signature pages thereto.

“Company Transaction Expenses” means (a) all out-of-pocket fees, costs and expenses of the Company and its Subsidiaries payable to the Company’s or its Subsidiary’s third-party advisors (including attorneys, accountants and financial advisors), or payable to any Stockholder or its representatives (including any members of the board of directors of the Company appointed by such Stockholder), incurred by or on behalf of the Company or its Subsidiaries, whether prior to the Execution Date or during the Pre-Closing Period, and whether or not invoiced prior to the Effective Time, in connection with the Transaction Agreements or any of the Transactions, (b) all change-of-control bonus or similar payments (excluding, for the avoidance of doubt, any post-closing severance payments) that vest or become payable to any current or former employees, directors or officers of the Company or its Subsidiaries solely as a result of the Transactions and the employer share of any payroll Taxes with respect thereto that are identified as a “Transaction Bonus” on Section 3.01(c) of the Company Disclosure Letter (the “Transaction Bonuses”) (provided that, for the avoidance of doubt, the payments contemplated by this clause (b) do not include the treatment of the Company SARs under this Agreement), (c) all fees, costs and expenses related to the tail insurance policy described in Section 7.12(b), (d) 50% of the R&W Insurance premium and (e) any out-of-pocket fees, costs and expenses incurred in connection with obtaining the Required Consents.

“Competing Business” has the meaning specified in Section 7.14.

“Confidentiality Agreement” means the Nondisclosure and Confidentiality Agreement, dated as of June 17, 2019, by and between Wildcat, Inc. and Parent, as the same may be amended from time to time in accordance with its terms.

“Consent” means any consent, approval or authorization.

“Consumer Protection Laws” means, collectively, the Consumer Financial Protection Act of 2010, Public Law 111-203, enacted as Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the enumerated consumer laws set forth in 12 U.S.C. Section 5481(12) (including, for the avoidance of doubt, the USA PATRIOT Act of 2001 and the Telephone Consumer Protection Act of 1991); the identity theft red flags provisions of the Fair Credit Reporting Act set forth in 15 U.S.C. Section 1681m(e); Section 5 of the Federal Trade Commission Act set forth in 15 U.S.C. Section 45; all state, local, supra-national, and non-U.S. consumer protection and unfair, deceptive, or abusive practices Laws; and all Laws, guidelines, policies, standards, and guidance of any Governmental Authority implementing or interpreting the aforementioned Laws.

“Continuing Employees” has the meaning specified in Section 8.01.

“Contracting Parties” has the meaning specified in Section 14.16.

“Contracts” has the meaning specified in Section 4.15(a).

“Contribution Shares” has the meaning specified in Section 3.02(a).

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by,” “Controlled,” “under common Control with” and “Controlling” shall have correlative meanings.

“Data Privacy Laws” means all applicable Laws concerning the security, acquisition, storage, use, transmission, or disposal of Personal Data or related notices and other communications, including, to the extent applicable, the California Consumer Privacy Act of 2018, Title V of the Gramm-Leach-Bliley Act set forth in 15 U.S.C. Sections 6801-6809, the disposal of records provisions of the Fair Credit Reporting Act set forth in 15 U.S.C. Section 1681w, Section 5 of the Federal Trade Commission Act set forth in 15 U.S.C. Section 45, Section 1036 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 set forth in 12 U.S.C. Section 5536, and all Laws, guidelines, policies, standards, and guidance of any Governmental Authority implementing or interpreting the aforementioned Laws, including the Federal Trade Commission’s Standards for Safeguarding Customer Information set forth in 16 C.F.R. Part 314 and Disposal Rule set forth in 16 C.F.R. Part 682.

“D&O Indemnified Persons” has the meaning specified in Section 7.12(a).

“Daughter’s Trust” has the meaning specified in the Recitals.

“Derivative Contracts” has the meaning specified in Section 4.26.

“DLLCA” has the meaning specified in Section 2.01(a).

“Effective Time” has the meaning specified in Section 2.03(a).

“Employee Plans” means any plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, that provides compensation or benefits of any kind, including (a) all ERISA Plans, (b) all retirement, medical, disability, life insurance and other welfare benefit, bonus, stock option, stock purchase, restricted stock, profits interests, incentive, supplemental retirement, deferred compensation, Code Section 125 flexible benefit, fringe benefit, or vacation plans, programs, agreements or other obligations and (c) all employment, retention, termination, severance, change-in-control, other similar agreements or arrangements, or other compensation or benefit obligations in each case that is sponsored or maintained by, or required to be contributed to by, the Company or any of its Subsidiaries or with respect to which any potential Liability is borne by, the Company or any of its Subsidiaries.

“Environmental Laws” has the meaning specified in Section 4.29.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any Subsidiary as a “single employer” within the meaning of Section 414 of the Code.

“ERISA Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Escrow Amount” has the meaning specified in Section 3.05(a)(i).

“Escrow and Payments Agent” means PNC Bank, N.A., in its capacity as escrow agent and payments agent pursuant to the Escrow and Payments Agreements.

“Escrow and Payments Agreements” means each of the escrow agreement and the payments agreement to be entered into at the Closing, by and among Parent, the Stockholders’ Representative and the Escrow and Payments Agent, in the form mutually agreed to by Parent and the Company (with each Party acting reasonably), which shall have customary terms, provided such agreements may be memorialized in a single form.

“Escrow Fund” has the meaning specified in Section 3.05(a)(i).

“Escrow Period” has the meaning specified in Section 3.05(a)(i).

“Escrowed Company Stock” has the meaning specified in Section 3.02(j).

“Estimated Statement” has the meaning specified in Section 3.03(b).

“Estimated Total Consideration Value” has the meaning specified in Section 3.03(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” has the meaning specified in Section 3.02(f)(iii).

“Exchangeable Shares” has the meaning specified in Section 3.02(a).

“Execution Date” has the meaning specified in the Preamble.

“Executive Offer Letters” has the meaning specified in the Recitals.

“Existing Escrow Agreement” means that certain Escrow Agreement, by and among the Company, the Founder and Wilmington Trust, National Association, dated as of July 31, 2017.

“FDIC Order” means the Consent Order between the Federal Deposit Insurance Corporation and the Company Bank, dated September 29, 2014.

“Federal Reserve Board” has the meaning specified in Section 4.05.

“Final Approval Date” has the meaning specified in Section 3.02(f)(iv).

“Final Determination” means the earlier to occur of a fully executed and delivered written agreement by Parent and the Stockholders’ Representative or a final non-appealable judgment by a court of competent jurisdiction, in either case determining the amount of Losses in respect of which a Parent Indemnified Person or a Company Indemnified Person, as applicable, is entitled to be indemnified in respect of a claim for Losses made in accordance with ARTICLE XII.

“Final Statement” has the meaning specified in Section 3.07(a).

“Final Total Consideration Value” has the meaning specified in Section 3.07(f).

“Financial Statements” has the meaning specified in Section 4.17(a).

“First Delaware Certificate of Merger” has the meaning specified in Section 2.03(a).

“First New York Certificate of Merger” has the meaning specified in Section 2.03(a).

“Founder” has the meaning specified in the Preamble.

“Founder Escrow Agent” has the meaning specified in Section 3.02(j).

“Founder Escrow Agreement” has the meaning specified in Section 3.02(j).

“Founder Escrow Shares” has the meaning specified in Section 3.02(j).

“Fraud” means an intentional and willful misrepresentation of a material fact made by a Person with respect to the representations and warranties set forth in this Agreement or any other Transaction Agreement that constitutes actual common law fraud under the common law of the State of Delaware (and, for the avoidance of doubt, not constructive fraud, equitable fraud, recklessness, or negligent misrepresentation or omission).

“Fundamental Representations” means the representations and warranties made in Section 4.01 (Organization and Qualification of the Company) with respect to the Company, Wildcat, Inc. and the Company Bank under clauses (1) and (3) thereof, Section 4.02 (Corporate Authorization), the first two sentences of Section 4.03(a) (Capitalization), Section 4.03(b) (Capitalization), Section 4.03(c) (Capitalization), Section 4.14 (Brokers), Section 5.01 (Organization; Authorization; Enforceability; Non-Contravention), Section 5.04 (Title to Interests), Section 6.01 (Organization; Authorization; Enforceability; Non-Contravention), the first sentence of Section 6.02(a) (Capitalization), Section 6.05(b) (Absence of Certain Changes or Events) and Section 6.07 (Brokers).

“GAAP” means U.S. generally accepted accounting principles.

“Government Approvals” means all Consents, Permits and Orders of all Governmental Authorities that may be, or become, necessary for the Parties’ execution and delivery of, and performance of their obligations pursuant to, the Transaction Agreements (including the consummation of the Transactions), including, for the avoidance of doubt, any approvals required under the HSR Act.

“Governmental Authority” means any U.S. federal, state or local or any supra-national or non-U.S. government, political association or subdivision, or governmental, regulatory, administrative, enforcement, or quasi-governmental authority, instrumentality, agency, board, body, or commission, or any SRO, or any court, tribunal, or other judicial, administrative, or arbitral entity, body, or instrumentality (whether or not possessing the powers of government).

“Government Securities” means (i) noncallable direct obligations of, or noncallable obligations the payment of principal of and interest on which are unconditionally guaranteed by, the United States of America, in each case with a maturity of three months or less; and (ii) holdings in any mutual fund or similar investment vehicle that holds only cash and securities of the types set forth in clause (i) above.

“Hazardous Substance” has the meaning specified in Section 4.29.

“HSR Act” has the meaning specified in Section 4.05.

“Indebtedness” means (a) any indebtedness of the Company and any of its Subsidiaries for borrowed money or issued in substitution of or exchange of indebtedness for borrowed money, (b) any indebtedness of the Company and any of its Subsidiaries evidenced by any note, bond, debenture or other debt security or instrument and any contingent reimbursement obligation with respect to any letter of credit or similar facility, (c) any indebtedness for borrowed money guaranteed in any manner by the Company or any of its Subsidiaries (including guarantees in the form of an agreement to repurchase or reimburse) and any other indebtedness for which the Company or any of its Subsidiaries is indirectly or contingently liable as guarantor, surety or otherwise, (d) all other obligations, regardless of form, that in substance are debt, including as appropriate recourse obligations, the deferred purchase price of property or services, and obligations under conditional-sale and title-retention agreements, and (e) all interest, premiums, penalties, charges, fees, expenses and other amounts due in connection with the payment and satisfaction in full of the obligations described in the foregoing clauses (a) through (d) of this definition.

“Indemnified Person” means a Person entitled to indemnification under ARTICLE XII.

“Indemnified Person Defense Matter” has the meaning specified in Section 12.04(c).

“Indemnifying Person” means (a) with respect to a Company Indemnified Person that is an Indemnified Person, Parent and (b) with respect to a Parent Indemnified Person that is an Indemnified Person, the Stockholders’ Representative; provided, however, that references to Liabilities or payment obligations of the Indemnifying Person with respect to a Parent Indemnified Person that is an Indemnified Person shall be references to Liabilities or payment obligations of the Key Stockholders.

“Initial Surviving Company” has the meaning specified in the Recitals.

“Insurance Policies” has the meaning specified in Section 4.27(a).

“Intellectual Property” means all intellectual property or other proprietary rights arising under the Laws of any jurisdiction, including all rights in any: (a) patents (including design patents), statutory invention registrations and invention disclosures (whether or not patented), patent applications, including provisional applications, and all related continuations, continuations-in-part, divisions, reissues, renewals, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, trade names, corporate names, doing-business-as names, symbols, logos, trade dress and other identifiers of origin, in each case, whether or not registered, and any and all common law rights thereto, and registrations and applications for registration thereof and all goodwill associated therewith (collectively, “Trademarks”), (c) Internet domain names and URLs, (d) published and unpublished works of authorship, including Software, whether or not copyrightable, copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor, including all extensions, renewals, restorations, reversions, derivatives, translations, localizations, adaptations and combinations thereof, (e) trade secrets, formulae, know-how, confidential or proprietary information, methods, processes, inventions, discoveries, protocols, specifications, patterns, techniques, research in progress, algorithms, data, designs, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, testing procedures and testing results, in each case, to the extent confidential or proprietary and whether or not embodied in any tangible form (collectively, “Trade Secrets”) and (f) all similar intellectual property or proprietary rights and interests.

“Interim Financial Statements” has the meaning specified in Section 4.17(a).

“Investor Rights Agreement” has the meaning specified in Section 7.19.

“IP Contract” means any Contract pursuant to which (a) the Company or any of its Subsidiaries has granted any license or other right or interest under any material Company Intellectual Property to any Person, (b) any Person has granted any license or other right or interest under any material Intellectual Property to the Company or any of its Subsidiaries, other than confidentiality agreements, licenses governing the use of Open Source Software by the Company, and “click-through,” “shrink-wrap,” or other licenses for commercially available unmodified off-the-shelf software or services, (c) any material Intellectual Property has been assigned to the Company or any of its Subsidiaries since January 1, 2017 (excluding contracts with employees entered into on Company’s or its Subsidiaries’ standard form of employee agreement), (d) any material Intellectual Property has been created or developed on behalf of the Company or any of its Subsidiaries (excluding contracts with employees entered into on Company’s or its Subsidiaries’ standard form of employee agreement) or (e) the Company or any of its Subsidiaries are prohibited or restricted from using any material Intellectual Property in any material manner, in each case other than Contracts between or among the Company and its Subsidiaries.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, telecommunication systems, data communications lines and all other information technology systems and equipment, in each case, whether used in a defined location or as a cloud-based service or otherwise, and all associated documentation.

“Key Employee” means Daniel Pillemer.

“Key Merchant Service Contract” has the meaning specified in Section 4.15(a)(xv).

“Key Merchant Service Counterparties” has the meaning specified in Section 4.33(a).

“Key Stockholders” has the meaning specified in the Preamble.

“Knowledge” means with respect to the Company, the actual knowledge (after due inquiry) of those Persons set forth on Section 1.01 of the Company Disclosure Letter, and with respect to Parent, the actual knowledge of those Persons set forth on Section 1.01 of the Parent Disclosure Letter and the knowledge that each such Person would reasonably be expected to obtain in the course of diligently performing his or her duties for Parent or any of its Subsidiaries.

“Law” means any U.S. federal, state, or local or any supra-national or non-U.S. law, statute, common law, ordinance, regulation, rule, code, constitution, treaty, convention, injunction, judgment, order, decree, ruling, writ, declaration, directive, award, stipulation, determination, or other requirement, obligation, or duty enacted, adopted, promulgated, imposed, or applied by a Governmental Authority, including Consumer Protection Laws and Data Privacy Laws.

“Leased Facilities” has the meaning specified in Section 4.13.

“Letter of Transmittal” has the meaning specified in Section 3.06(c).

“Liabilities” means any liability, debt, guarantee, claim, demand, expense, commitment or obligation (whether direct or indirect, absolute or contingent, known or unknown, accrued or unaccrued, asserted or unasserted, liquidated or unliquidated, or due or to become due) of every kind and description, including all costs and expenses related thereto.

“Licensed Intellectual Property” means all Intellectual Property licensed to the Company or its Subsidiaries by a third party pursuant to a written, valid and enforceable agreement.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien, assignment, participation interest, title retention, conditional sale, deposit arrangement, charge, or other security, preference, or priority arrangement of any kind.

“Loan” has the meaning specified in Section 4.30(a).

“Loan Data File” has the meaning specified in Section 4.30(g).

“Losses” means any damages, losses, charges, liabilities, payments, judgments, settlements (subject to the limitations set forth in ARTICLE XII), assessments, deficiencies, interest, fines, penalties and outside costs and expenses (including reasonable outside fees of attorneys, accountants, and advisers and out-of-pocket disbursements); provided that, the term “Losses” shall exclude punitive damages unless such damages are specifically paid or payable to a third party pursuant to a Final Determination.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “malware,” “vulnerability,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any material manner the operation of, or providing unauthorized access to, any computer or other information-technology system, network, equipment, or device; or (ii) compromising the privacy or security of any data or other information or damaging or destroying any data or other information without consent.

“Materially Burdensome Condition” means a term or condition of any Government Approval that would reasonably be expected to (1) result in a Company Material Adverse Effect or (2) result in a material adverse effect on Parent and its Subsidiaries (including, after the Effective Time, the Company and its Subsidiaries), taken as a whole (measured on a scale relative to the Company and its Subsidiaries, taken as a whole), after giving effect to the Transactions.

“Material Complaints” means any consumer complaints in respect of Company Bank Credit Card Accounts and Receivables, Company Bank installment loans, and/or credit card and installment loans owned or originated by third parties (or acquired by the Company or its Subsidiaries from third parties) and which are serviced by Subsidiaries of the Company, that: (i) come from an attorney, regulatory agency or the Better Business Bureau; and/or (ii) are addressed to the president, chairman and/or chief executive officer of the Company or its Subsidiaries.

“Measurement Price” has the meaning specified in Section 3.02(f)(iv).

“Merchant” means any Person that accepts Cards for the payment and for whom the Acquired Companies provide, directly or indirectly, Acquiring services.

“Merger” has the meaning specified in the Recitals.

“Merger Sub I” has the meaning specified in the Preamble.

“Merger Sub II” has the meaning specified in the Preamble.

“MFSA Plan” has the meaning specified in Section 8.04.

“Net Book Value” means, as of the close of business on any specified date, the amount in U.S. dollars equal to the book value of the total consolidated assets of the Company and its Subsidiaries minus the book value of the total consolidated liabilities of the Company and its Subsidiaries, in each case, calculated in accordance with the Accounting Principles; provided that Net Book Value shall be determined without taking into account (i) any Tax deductions in respect of the Company SARs and (ii) any consequences resulting from the contribution of the Contribution Shares pursuant to Section 3.02.

“New Stockholder” has the meaning specified in Section 3.02(f)(v).

“New Stockholder Contribution Shares” has the meaning specified in Section 3.02(a).

“New Stockholder Event” has the meaning specified in Section 7.21(b).

“Nonparty Affiliates” has the meaning specified in Section 14.16.

“Notice Period” has the meaning specified in Section 12.04(a).

“Number of Cash Allocations” has the meaning specified in Section 3.02(f)(i).

“Number of Stock Allocations” has the meaning specified in Section 3.02(f)(ii).

“NYBCL” has the meaning specified in Section 2.01(a).

“Objection Notice” has the meaning specified in Section 3.07(b).

“Open Source Condition” means any term, condition or obligation attached to Software that requires, or could reasonably be interpreted to require, in connection with any modification, licensing, conveyance or distribution of the applicable Software, that such Software, or other Software combined, linked or distributed with or derived from such Software (or any modifications or derivative works thereof), be disclosed, licensed, conveyed, distributed or made available in source code form or other form allowing such Software to be reverse-engineered, or on a royalty-free basis.

“Open Source Software” means any Software that is governed by or licensed under any Open Source Condition.

“Order” means any Law, order, writ, judgment, injunction, temporary restraining order, decree, stipulation, determination, permit, license or award entered by or with any Governmental Authority.

“Outside Date” means December 1, 2020; provided, that if on the Outside Date, the condition to Closing set forth in Section 10.01(a) has not been satisfied (or waived) but all other conditions to the Closing (other than those conditions which by their terms cannot be satisfied until the Closing but which are capable of being satisfied at the Closing) have been satisfied (or waived) or are capable of being satisfied by the Outside Date, then the Outside Date shall be automatically extended until March 1, 2021.

“Parachute Payment” has the meaning specified in Section 8.05.

“Parent” has the meaning specified in the Preamble.

“Parent 401(k) Plan” has the meaning specified in Section 8.03.

“Parent Average Stock Price” means the volume-weighted average trading price of one share of Parent Common Stock on the New York Stock Exchange for the applicable number of trading days (as calculated by Bloomberg Financial LP under the function “VWAP” or, if not reported there, as reported in another authoritative source mutually agreed by the Company and Parent).

“Parent Bank” has the meaning specified in the Recitals.

“Parent Common Stock” has the meaning specified in Section 6.02(a).

“Parent Disclosure Letter” means a letter delivered by Parent to the Company and the Key Stockholders contemporaneously with the execution and delivery of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations, warranties or covenants of Parent, Merger Sub I or Merger Sub II contained in this Agreement; provided that the mere inclusion of an item in the Parent Disclosure Letter as an exception to a representation, warranty or covenant shall not by itself be deemed an admission by Parent, Merger Sub I or Merger Sub II that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or is reasonably likely or expected to result in a Parent Material Adverse Effect; provided, further, that a disclosure in any section of the Parent Disclosure Letter shall be deemed to be a disclosure for all other sections of the Parent Disclosure Letter in respect of which it is reasonably apparent on its face from a reading of the disclosure that such disclosure is applicable, whether or not repeated or cross-referenced in such other section.

“Parent HFSA” has the meaning specified in Section 8.04.

“Parent Indemnified Persons” has the meaning specified in Section 12.02(a).

“Parent Material Adverse Effect” means (a) any material adverse effect on the business, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (b) any change, effect, event or occurrence that prevents or materially impairs the ability of Parent to perform its obligations under the Transaction Agreements or to consummate the Transactions prior to the Outside Date; provided, that, in the case of clause (a) only, none of the following, either alone or in combination, shall be taken into account in the determination of a Parent Material Adverse Effect: (i) any change after the Execution Date in applicable Law, or any interpretation thereof by any Governmental Authority after the Execution Date, or change after the Execution Date in GAAP or authoritative interpretations thereof; (ii) any change after the Execution Date in general global, national or regional political conditions (including protests, strikes, riots, acts of terrorism, military action or war) or in general global, national or regional economic or business conditions or in general national or global financial or capital markets, including changes in interest rates; (iii) any change after the Execution Date generally affecting the industries or market sectors in which Parent and its Subsidiaries operate; (iv) any change after the Execution Date resulting from or arising out of hurricanes, earthquakes, floods, other natural disasters or similar force majeure events; (v) any action taken (or omitted to be taken) upon the express written request or instruction of, or with the express written consent of, the Company, consistent with the terms hereof; (vi) any action taken (or omitted to be taken) by Parent or any of its Subsidiaries as expressly required pursuant to this Agreement; (vii) any failure, in and of itself, of Parent to achieve any projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics (provided that the cause or basis for Parent’s failure to meet such projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics shall not be excluded from the determination of whether a Parent Material Adverse Effect has occurred); (viii) any change in market price or trading volume of Parent Common Stock (except to the extent that, with respect to this clause (viii), the facts or circumstances giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect pursuant to any other clause of this definition) or (ix) the announcement, pendency or consummation of the Transactions; except, in the cases of clauses (i), (ii), (iii) or (iv), to the extent that such events, changes, effects or circumstances disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, relative to other businesses in the industry in which Parent and its Subsidiaries operate.

“Parent Preferred Stock” has the meaning specified in Section 6.02(a).

“Parent Reports” has the meaning specified in Section 6.11(a).

“Parent RSU Awards” has the meaning specified in Section 3.04.

“Parent Tax Certificate” has the meaning specified in Section 9.03.

“Parent Tax Counsel” has the meaning specified in Section 9.03.

“Parent Transaction Agreements” means this Agreement and each other Transaction Agreement to which Parent is named as a party on the signature pages thereto.

“Parent Transactions” means the transactions contemplated by the Parent Transaction Agreements.

“Party” and “Parties” have the meaning specified in the Preamble.

“Payout Spreadsheet” means a spreadsheet to be provided to Parent by the Company with the Estimated Statement, setting forth the following: (a) the name of each Stockholder, (b) the number of shares of Company Common Stock held by each Stockholder, (c) the name of each holder of Company SARs, (d) the number of Company SARs held by each holder, (e) the Estimated Total Consideration Value (as reflected on the Estimated Statement), (f) the Closing Payment, the Per Share Cash Amount and the Per Share Stock Amount, each as derived from the Estimated Total Consideration Value, (g) the portion of the Closing Payment to be paid to each Stockholder in respect of such Stockholder’s Company Common Stock, (h) the portion of the aggregate Per Share Cash Amount and the portion of the aggregate Per Share Stock Amount to be paid to each Stockholder in respect of such Stockholder’s Company Common Stock, (i) the amount of cash to be paid to each applicable holder of Company SARs pursuant to Section 3.04, (j) the number of shares of Parent Common Stock to be distributed to each applicable holder of Company SARs pursuant to Section 3.04, (k) the number of Parent RSU Awards to be distributed to each applicable holder of Company SARs pursuant to Section 3.04 and (l) the Escrow Amount. The Payout Spreadsheet shall be prepared and determined in accordance with the same accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the preparation of the Payout Trial Run.

“Payout Trial Run” means the spreadsheet in a form mutually acceptable to the Company and Parent as contemplated by Section 3.03(a) .

“PCI-DSS” has the meaning specified in Section 4.08(e).

“Pending Indemnity Escrow Claims” has the meaning specified in Section 3.05(a)(iii).

“Per Share Cash Amount” has the meaning specified in Section 3.02(f)(vi).

“Per Share Merger Consideration” has the meaning specified in Section 3.02(a).

“Per Share Stock Amount” has the meaning specified in Section 3.02(f)(vii).

“Permits” means all permits, licenses (other than licenses to use Intellectual Property), Consents, registrations, concessions, grants, franchises, certificates, identification numbers exemptions, waivers, and filings issued or required by any Governmental Authority under applicable Law, including, for the avoidance of doubt, any lending, broker, and servicing licenses issued or required by any Governmental Authority (or, in the case of the Company and its Subsidiaries, any Card Network).

“Permitted Liens” means the following Liens: (a) Liens for Taxes or other governmental charges, assessments, or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and similar Liens imposed by Law and arising in the ordinary course on a basis consistent with past practice; (c) Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, covenants, rights-of-way, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business or detracting from the value of the property; (e) zoning, entitlement, building and other generally applicable land use and environmental restrictions by a Governmental Authority that are not violated by the current use of the property or that can be insured; (f) Liens incurred in the ordinary course of business securing Liabilities that are not material to the Company and its Subsidiaries, taken as a whole; (g) in the case of Intellectual Property, non-exclusive licenses granted in the ordinary course of business consistent with past practice, and (h) such other Liens as are individually and in the aggregate immaterial.

“Permitted R&W Insurance Exclusion” means any exclusion of a Loss under the R&W Insurance as a result of the exclusions set forth under “III. Exclusions” under the R&W Insurance policy, other than (1) due to the disclosures set forth on Parent’s Inception No Claims Declaration under the R&W Insurance policy, (2) as a result of the breach by Parent or a Parent Indemnified Person of the R&W Insurance or (3) to the extent the retention under the R&W Insurance has not been satisfied.

“Person” means any person or entity of any nature. This term includes any natural person, general or limited partnership, corporation, company, trust, limited liability company, limited liability partnership, firm, joint venture, association or unincorporated organization.

“Personal Data” means any data or other information that, alone or together with other data or other information held by the Company and any of its Subsidiaries, is used or reasonably capable of being used to identify an individual, browser, or device and any other data or other information that constitutes personal data or personal information under any applicable Law, including any individual’s first and last name, home or other physical address, telephone number, fax number, e-mail address or other online identifier, Social Security number or other third-party issued identifier (including state identification number, driver’s license number, or passport number), biometric data, health information, credit card or other financial information (including bank account information), IP address, cookie information, or any other browser- or device-specific number or identifier.

“Pre-Closing Period” means the period beginning on the Execution Date and ending on the earlier of the Closing Date and the date this Agreement is terminated in accordance with its terms.

“Privacy and Security Policies” has the meaning specified in Section 4.22(d).

“Private Placement Legend” has the meaning specified in Section 7.20(a).

“Processing” means any operation or set of operations that is performed upon data or other information, whether or not by automatic means, including collection, access, acquisition, creation, derivation, recordation, organization, storage, adaptation, alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, making available, alignment, combination, blocking, storage, retention, deleting, erasure, or destruction.

“Protected Parent RSU Awards” has the meaning specified in Section 3.02(j).

“R&W Insurance” means the insurance coverage provided pursuant to a buyer-side representation and warranty insurance policy, effective as of the Execution Date, by and between Illinois Union Insurance Company and Parent, a copy of which has been provided by Parent to the Company prior to the execution of this Agreement.

“Receivables” means any amounts payable by an obligor under any credit card account, including any amounts owing for the payment of goods and services, donations and other gifts, cash advances, cash advance fees, access check fees, card membership fees, accrued interest and other finance charges, and any other fee, expense, charge, or other amount of every nature, kind and description whatsoever, less any amount owed by the Company or any of its Affiliates to the obligor as a credit balance, but only to the extent that such amounts payable by the obligor are owned by the Company or its Affiliates directly or indirectly through a securitization exposure or otherwise.

“Records” means all books, records, files, manuals and other materials and information of the Company and its Subsidiaries, including customer records, personnel and payroll records, corporate records, accounting records, purchase and sale records, price lists, correspondence, quality control records and all research and development files, wherever located and in whatever form (hard copy, electronic, etc.).

“Reference Price” has the meaning specified in Section 3.02(f)(viii).

“Registered” means, with respect to Intellectual Property, issued by, registered with or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulatory Agreement” has the meaning specified in Section 4.22(a).

“Regulatory Authorities” has the meaning specified in Section 4.22(a).

“Related Party” means (a) each Person who owns of record at least 5% of the outstanding Company Common Stock, (b) each individual who is an officer or director of the Company or any of its Subsidiaries, (c) each Affiliate of any of the Persons referred to in clauses (a) or (b) above, (d) any trust or other Person (other than the Company) in which any one of the individuals referred to in clauses (a), (b) and (c) above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest, and (e) each Person who would be a related person of the Company and its Subsidiaries under Item 404 of Regulation S-K if that Item were applicable to the Company and its Subsidiaries.

“Related Party Contract” has the meaning specified in Section 4.15(a)(xiv).

“Representative Amount” has the meaning specified in Section 3.05(b).

“Representatives” has the meaning specified in Section 7.08(a).

“Required Consents” has the meaning specified in Section 10.03(e).

“Restricted Name” means the Seller Names and any Trademark confusingly similar thereto.

“Retention” means an amount equal to the retention amount as of the Closing Date under the R&W Insurance.

“Retention Bonuses” has the meaning specified in Section 3.01(e).

“Rules” has the meaning specified in Section 4.08(c).

“SAR Contribution Shares” has the meaning specified in Section 3.02(a).

“SEC” means the United States Securities and Exchange Commission.

“Second Delaware Certificate of Merger” has the meaning specified in Section 2.03(b).

“Second New York Certificate of Merger” has the meaning specified in Section 2.03(b).

“Securities Act” means the Securities Act of 1933.

“Security Breach” means any cybersecurity event as defined in the New York State Cybersecurity Requirements for Financial Services Companies (23 NYCRR 500) and any other actual, reported, or claimed (1) loss or misuse (by any means) of Personal Data; (2) inadvertent, unauthorized, or unlawful Processing, corruption, sale, or rental of or access to Personal Data; or (3) other act or omission that compromises or may reasonably compromise the security, confidentiality, or integrity of Personal Data or the security, integrity, or operation of the Company’s information technology systems, networks, or equipment.

“Seller Names” means all names containing or comprising “CardWorks” or “Merrick” and any variations, derivatives, abbreviations, translations, transliterations and stylizations thereof, together with any Trademarks associated with the foregoing.

“Settlement” has the meaning specified in Section 12.04(c).

“Software” means all (a) computer programs and other software, including all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including libraries, subroutines and other components thereof, (b) databases, compilations and collections of data, and recorded electronic information, including all data and other information included in such databases, compilations, collections, or records, whether machine readable or otherwise, (c) descriptions, flow charts, architectures, development tools and other materials used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, command structures, report formats, firmware, development tools, templates, menus, buttons and icons, and (e) all documentation including development, diagnostic, support, user and training documentation relating to any of the foregoing.

“Son’s Trust” has the meaning specified in the Recitals.

“SRO” means (1) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (2) any other United States or foreign securities exchange, futures exchange, commodities exchange, contract market, or similar exchange or market.

“Stock Electing Key Stockholder” has the meaning specified in Section 5.06.

“Stockholders” means the stockholders of the Company.

“Stockholders’ Representative” has the meaning specified in the Preamble.

“Stockholders’ Representative Engagement Agreement” has the meaning specified in Section 13.03.

“Stockholders’ Representative Group” has the meaning specified in Section 13.03.

“Stockholders’ Representative Retention Account” has the meaning specified in Section 13.02.

“Subsequent Effective Time” has the meaning specified in Section 2.03(b).

“Subsequent Merger” has the meaning specified in the Recitals.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which such first Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions.

“Surviving Company” has the meaning specified in the Recitals.

“Takeover Statute” has the meaning specified in Section 4.20.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers’ compensation, employment, unemployment, disability, property, ad valorem, stamp, excise, severance, occupation, service, sales, use, license, lease, transfer, import, export, value added, alternative minimum, estimated or other similar tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax) imposed by any Taxing Authority, any penalties, additions to tax, or additional amounts in respect of the foregoing and any interest in respect of the foregoing.

“Tax Opinions” has the meaning specified in Section 9.03.

“Tax Returns” means any return or report of Taxes due, any claims for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document filed or required to be filed (by paper, electronically or otherwise) under any applicable Tax Law, including any attachments, exhibits or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Taxing Authority” means any U.S. federal, state or local or non-U.S. jurisdiction (including any subdivision and any revenue agency of a jurisdiction) imposing Taxes and the agencies, if any, charged with the administration or collection of Taxes (or information reporting with respect to Taxes) for such jurisdiction.

“Third-Party Claim” has the meaning specified in Section 12.04(a).

“Top Merchants” has the meaning specified in Section 4.33(a).

“Total Consideration Value” has the meaning specified in Section 3.01.

“Transaction Agreements” means this Agreement, the Investor Rights Agreement, the Bank Merger Agreement and the Escrow and Payments Agreements, in each case, including the Company Disclosure Letter, the Parent Disclosure Letter, Exhibits and all amendments thereto made in accordance with the respective terms thereof.

“Transaction Bonuses” has the meaning specified in the definition of Company Transaction Expenses.

“Transaction Confidential Information” has the meaning specified in Section 7.05(b).

“Transaction Dispute” has the meaning specified in Section 14.11.

“Transaction Information” has the meaning specified in Section 7.05(a).

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Agreements.

“Transfer” has the meaning given to it in the Investor Rights Agreement.

“Transfer Taxes” means any sales Tax, use Tax, direct or indirect real property transfer or gains Tax, documentary stamp Tax, value-added Tax or similar Taxes and all related fees or charges (together with any interest, penalties, or additions in respect thereof).

“Trust Preferred Securities” those certain trust preferred securities issued by CardWorks Capital Trust I.

“U.S.” means the United States of America.

“Vested SARs” has the meaning specified in Section 3.01.

“Wildcat, Inc.” means CardWorks, Inc.

“Willful Breach” means a breach of, or failure to perform any of the covenants or other agreements contained in, a Transaction Agreement, in each case, that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under a Transaction Agreement.

“WTH2011” has the meaning specified in Section 7.26.